FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2018

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

Companhia Brasileira de Distribuição

CNPJ/MF 47.508.411/0001-56

NIRE 35.300.089.901

São Paulo, March 23, 2018.

Management Proposal for the Extraordinary and Annual Shareholders’ Meeting to be held on April 27, 2018

CONTENTS

1	INFORMATION ON THE MATTERS OF THE RESOLUTION	3

2	AT ANNUAL SHAREHOLDERS’ MEETING	4

I.	Comments from the Management on the Company’s Financial Standing	4
	Exhibit – the Company’s Financial Standing	4

II.	Allocation of the Profit of the Fiscal Year ended on December 31, 2017	45
	Exhibit – Profit of the fiscal year ended December 31st, 2017	45

III.	Global Compensation Proposal for the Managers and the Fiscal Council	50
	Exhibit – Global Compensation Proposal for the Managers and the Fiscal Council	50

IV.	Management Proposal – Election of the Members of the Board of Directors	91
	Exhibit – Election of the members of the Board of Directors	91

V.	Investment Plan for Fiscal Year 2018	117

3	EXTRAORDINARY SHAREHOLDERS’ MEETING	118

I.	Proposal for Amendment of the Company’s Bylaws	118
	Exhibit – Report Detailing the Origin and Justification of the Proposed Amendment	119

1.        INFORMATION ON THE MATTERS OF THE RESOLUTION

Dear Shareholders,

The management of Companhia Brasileira de Distribuição (“Company”) hereby presents to the Shareholders the following proposals to be subject of resolution of the Extraordinary and Annual Shareholders' Meeting of the Company to be held on April 27th, 2018, at 16:00 hours, at its headquarters at Avenida Brigadeiro Luís Antonio, nº 3.142, City of São Paulo, State of São Paulo:

At the Annual Shareholders’ Meeting:

I.               Comments on the accounts of the Executive Board and analysis, discussion and vote on the Management Report and the Financial Statements of the Company related to the year ended December 31, 2017;

II.            Proposal for allocation of profit related to the fiscal year ended December 31, 2017;

III.          Ratification of the global compensation of the Management and Fiscal Council of the Company, in case the shareholders request it to be set up;

IV.         Proposal for election of the members of the Board of Directors of the Company; and

V.            Proposal for investment plan for the fiscal year 2018.

At the Extraordinary Shareholders’ Meeting:

I.               Proposal for amendment and consolidation of the Company’s Bylaws.

For further information on the matters, please see the proposals below. The Company prepared this Management Proposal, in conformity with corporate governance and transparency’s good practice, aiming at guiding and clarifying to all its Shareholders on matters to be deliberated, the Investors Relations department remaining at your entire disposal to answer any additional queries.

São Paulo, March 23, 2018.

The Management

Companhia Brasileira de Distribuição

2.        AT ANNUAL SHAREHOLDERS’ MEETING

I.                   Comments from the Management on the Company’s Financial Standing

The Management proposes to approve the accounts of the Executive Board, the Management Report, the Financial Statements and the Independent Auditors’ Report for the fiscal year ended December 31, 2017, which obtained favorable opinions from the Fiscal Council and the Audit Committee of the Company, as (a) disclosed on February 20th, 2018 on the websites of the Company, the Brazilian securities exchange commission (Comissão de Valores Mobiliários or “CVM”) and the Brazilian stock exchange (B3 S.A.), and (b) published on February 22, 2018 in the Diário Oficial da União do São Paulo and the newspaper Folha de S. Paulo.

In accordance with the dispositions of article 9, item III, of the Instruction CVM No. 481, of December 17, 2009, as amended (“ICVM 481”), the Company hereby presents the item 10 of the Formulário de Referência in accordance with the terms of the Instruction CVM No. 480, of December 7, 2009, as amended (“ICVM 480”):

Exhibit to the Management Proposal – the Company’s Financial Standing

10.1     General financial and equity conditions

Introduction

The following comments should be considered together with the Company´s individual and consolidated financial statements for the year ended December 31, 2017, issued on February 19, 2018, including Notes to the financial statements, as well as other financial information contained herein.

In the Company´s consolidated financial statements of December 31, 2017 and 2016, due to the ongoing divestment of the interest held by the Company in Via Varejo S.A. (“Via Varejo”) as announced in Note 32, the operations of Via Varejo are treated as discontinued operations. Accordingly, net sales and other income/expense lines were adjusted retrospectively from January 1, 2015, as defined in CPC31, approved by CVM Resolution 598/09 - Sale of non-current assets and discontinued operations, equivalent to IFRS 5. Consequently, the following comments do not include the performance of Via Varejo.

(i)             general financial and equity conditions

Although 2017 was a challenging year, it brought important signs of improvement in the business environment. Although the effects from macroeconomic indicators are still incipient, the Company ended the year with important advances in its Business Units resulting from the strategic management of the portfolio, the more pragmatic use of the Company’s database and the continued discipline employed in financial management and streamlining of structures.

In 2017:

•               gross revenue came to R$48.439 billion and net revenue came to R$44.634 billion, for an exceptional performance considering the economic recession, marked by sharp deflation, especially in the food category. Staying focused on higher-return formats through store openings, closures and, especially, conversions, proved the right strategy. The Company ended the year with important market share gains in all measurements conducted by Nielsen during the year.

•               EBITDA adjusted by “Other Operating Income and Expenses” and excluding non-recurring effects came to R$2.217 billion, improving 16.8% from 2016. At GPA Food, EBITDA was R$2.341 billion, advancing 22.3% on 2016, with margin of 5.2% (vs. 4.6% in 2016).

o      Multivarejo: Adjusted EBITDA was R$1.312 billion with margin of 5.0% in 2017, expanding 20 bps compared to 2016, basically due to gross margin expansion, reflecting the new commercial actions implemented throughout the year, and discipline in expense control, even with improved service quality at stores;

o      Assaí: Adjusted EBITDA grew 68.0% to R$1.029 billion, with margin of 5.6% (+140 bps from 2016), which underscores the format’s efficacy in a context of strong organic growth and food deflation.

•               The financial result was negative at R$730 million, down 19.2% from 2016. The ratio of net financial result to net revenue decreased from 2.2% in 2016 to 1.6% in 2017, chiefly due to the lower gross debt cost by around R$200 million explained by the decline in the CDI rate from an average rate of 14.0% in 2016 to 10.0% in 2017.

•               Net income attributable to controlling shareholders was R$619 million, with net margin of 1.4%, reversing the net loss of R$482 million in 2016.

•               The Company´s financial capacity presented as a solid one. Net debt, including unsold receivables, decreased by R$162 million vs. 2016. The ratio of net debt to EBITDA decreased from -0.32 in 2016 to -0.15.

•               Consolidated shareholders’ equity amounted to R$13.292 billion, increasing R$695 million.

For more information, see item 10.1.h.

(ii)           capital structure and eventual redemption of shares

	GPA CONSOLIDATED
(R$ million)	12.31.2017	12.31.2016	VA	12.31.2015	VA

Liabilities (Current and Non-Current)	34,636	32,620	72.1%	33,889	71.7%
Total Shareholders' Equity	13,292	12,597	27.9%	13,352	28.3%
Total Liabilities and Shareholders' Equity	47,928	45,217	100.0%	47,241	100.0%

Above is the Company’s capital structure for the periods mentioned, considering as a percentage of equity, the amount resulting from total consolidated shareholders’ equity divided by total liabilities (current and non-current) and shareholders’ equity, and as a percentage of debt capital, the amount resulting from the sum of current and noncurrent liabilities divided by total liabilities (current and non-current) and shareholders' equity:

Debt

	GPA Consolidated
(R$ million)	12.31.2017	12.31.2016	Comparable 12.31.2015	12.31.2015

Short Term Debt	(1,250)	(2,957)	(1,130)	(1,506)
Loans and Financing	(770)	(2,389)	(1,092)	(1,469)
Debentures	(481)	(568)	(38)	(38)
Long Term Debt	(3,309)	(2,912)	(3,577)	(3,997)
Loans and Financing	(775)	(1,008)	(2,680)	(3,100)
Debentures	(2,534)	(1,904)	(897)	(897)
Total Gross Debt	(4,559)	(5,869)	(4,707)	(5,504)
Cash	3,792	5,112	3,699	11,015
Net Cash (Debt)	(767)	(757)	(1,008)	5,511
EBITDA	2,341	1,618	2,319	2,680
Net Cash / EBITDA	-0.33x	-0.47x	-0.43x	2.06x
Payment Book (CDCI)	-	-	-	(2,475)
On balance Credit Card Receivables unsold	414	241	136	664

Net Debt incl. unsold Credit Card Receivables	(354)	(516)	(873)	3,700

Net Debt incl. Unsold Credit Card Receivables /	-0.15x	-0.32x	-0.38x	1.38x
EBITDA

The Company believes that the current capital structure, measured mainly by the ratio of net debt to EBITDA, presented a lower level of leverage, ending December 2017 with net debt / EBITDA ratio of 0.33 times, compared to 0.47 times at the end of 2016. Net debt, including receivables not sold, totaled R$354 million in December 2017, improving by R$162 million from the same period in 2016.

Cash position and receivables not sold reached R$3.792 million and R$414 million respectively, for a total of R$4.2 billion in cash and cash equivalents, in addition to approximately R$1.1 billion in pre-approved/confirmed credit lines.

Gross debt decreased R$1.310 billion to R$4.559 billion in the period. Of this total, around R$2.0 billion refers to the issue of debentures pegged to Agribusiness Receivables Certificate (CRA) at a coupon of 97.5% of the CDI rate and maturing in 2019 (1st issue) and of 96% of the CDI rate and maturing in 2020 (2nd issue).

There is no assumption of share redemption.

(iii)        ability to pay financial commitments

The Company’s executive officers believe that the cash flow and the funds currently available fully ensure the Company to pay all its short- and long-term financial commitments.

(iv)        sources of financing for working capital and investments in non-current assets utilized by the Company

The Company raised funds in 2017, 2016 and 2015 through: (A) financial agreements that represent: (i) Brazilian reais denominated loans with obligation to payment principal and DI (interbank deposit)-pegged interest rates; (ii) foreign currency-denominated loans, which are immediately and fully “swapped,” with Brazilian reais denominated payment obligations with DI-pegged interest rates, through swap operations; and (iii) loans with the Brazilian Economic and Social Development Bank (“BNDES”), denominated in reais plus annual interest payments; (B) funding on capital markets, through the issue of debentures, promissory notes and agribusiness receivables certificates; (C) cash generation through its operations; and (D) anticipation of receivables.

In 2016, there were also suppliers in the then consolidated Via Varejo that associated with financial institutions, by transferring the costs of lengthening the maturity, although still within acceptable commercial terms. Due to the specific characteristics of the transaction, the balance of R$1.055 billion was reclassified to an account of trade accounts payable – partnership. For the purpose of preparing the consolidated financial statements as on December 31, 2017 and 2016 and considering the application of CPC 31/IFRS 5, the assets and liabilities of Via Varejo now presented net in the line "assets held for sale" and "liabilities related to assets held for sale”.

In 2017, 2016 and 2015, we had no difficulties in obtaining loans or refinancing its current debt.

(v)          sources of financing for working capital and investments in non-current assets that the Company plans to utilize to cover liquidity deficiencies

In the opinion of the Group’s executive officers, the funding sources used in the fiscal years ended December 31, 2017, 2016 and 2015 are adequate, and will continue to be used by the Company as sources of financing, if necessary.

(vi)        debt levels and debt characteristics, as well as if the issuer has complied with these restrictions

i.               Relevant loans and financing agreements

The tables below present the Company’s debt with financial institutions and the funding transactions performed on capital markets on December 31, 2017, 2016 and 2015.

Debt breakdown, including: (i) Loans and Financing; (ii) Debentures; and (iii) payment books / consumer finance – CDCI, exclusively for the consolidated balances of Via Varejo in 2015.

In R$ million

			Consolidated
	Weighted Average rate	12.31.2017	12.31.2016	12.31.2015

Debentures
Debentures, CRA and promissory note	99.84% of CDI	3,015	2,472	935
		3,015	2,472	935

Loans and financing
Local currency
a. BNDES	TJLP + 3.60 per year	-	-	82
b. BNDES	3.73% per year	8	7	16
c. BNDES	3.91% per year	37	44	51
IBM	CDI - 0.71% per year	-	-	95
Working capital	104.48% of CDI	19	258	1,131
Working capital	TR+9.80% per year	125	135	131
Working capital	105.58% of CDI	266	1,044	111
Working capital	15.57% per year	-	-	-
Advancing of receivables	109% of CDI	-	-	4
Financial lease		195	215	264
Swap contracts	101.40% of CDI	(19)	(10)	2
Borrowing cost		(4)	(6)	(9)
		627	1,687	1,878
Foreign currency
Working capital	USD + 2.34% per year	297	165	1,549
Working capital	USD + 3.26% per year	367	1,196	1,655
Working capital	EUR + 1.99% per year	200	172	208
Swap contracts	105.59% of CDI	(7)	89	(247)
Swap contracts	101.20% of CDI	62	88	(475)
Borrowing cost		(1)	-	-
		918	1,710	2,690
Total Debt		4,560	5,869	5,503

CDCI	15.57% per year	-	-	2,475
Total Debt		4,560	5,869	7,978

The assets and liabilities of Via Varejo now presented net in the line "assets held for sale" and "liabilities related to assets held for sale”.

Maturity schedule of loans and financing recognized as non-current liabilities.

Year	Consolidated

From 1 to 2 years	1,892
From 2 to 3 years	1,298
From 3 to 4 years	40
From 4 to 5 years	24
After 5 years	66
Subtotal	3,320

Borrowing costs	(11)
Total	3,309

Direct consumer credit – CDCI

Refers to direct consumer credit through an intervening party (CDCI), which can be paid in up to 24 installments. However, the most utilized term is substantially less than 12 months. In 2017 and 2016, this balance is not presented because the assets and liabilities of Via Varejo are now presented net in the line "assets held for sale" and “liabilities related to assets held for sale”.

Financing of working capital, swap and direct consumer credit - CDCI

Financing of working capital

The Company and its subsidiaries raise loans and financing with major financial institutions to meet cash needs for investments.

The Company is required to maintain certain debt financial covenants. These ratios are calculated based on consolidated financial statements of the Company prepared in accordance with accounting practices adopted in Brazil, in the respective issuing Company as follows: (i) net debt (debt minus cash and cash equivalents and trade accounts receivable) not greater than equity and (ii) consolidated net debt/EBITDA ratio (debt less cash and cash equivalents and accounts receivable) lower than or equal to 3.25. On December 31, 2017, the Company complied with these ratios.

Swap contracts

In terms of foreign currency, the Company contracts swap operations to exchange liabilities denominated in U.S. dollar or other foreign currency and fixed interest rates for Real pegged to CDI floating interest rates. The average annual CDI rate was 10.00% in 2017 (14.00% in 2016 and 13.23% in 2015).

Debentures, promissory note and agribusiness receivables certificates

The Company is required to maintain certain debt financial covenants in connection with the issues made. These ratios are calculated based on consolidated financial statements of the Company prepared in accordance with accounting practices adopted in Brazil, in the respective issuing Company as follows: (i) net debt (debt minus cash and cash equivalents and trade accounts receivable) not greater than equity and (ii) consolidated net debt/EBITDA ratio lower than or equal to 3.25. On December 31, 2017, the Company complied with these ratios.

In R$ million

	Type	Issue Amount	Outstanding debentures	Issue	Maturity	Annual financial charges	Unit price	12.31.2017	12.31.2016	12.31.2015

Parent Company
12th issue of Debentures - CBD	No preference	900	900,000	09/12/2014	09/12/2019	107.00% of CDI	1,023	921	939	939
13th issue of Debentures - CBD (CRA)	No preference	1,012	1,012,500	12/20/2016	12/20/2019	97.5% of CDI	1,001	1,014	1,017	-
14th issue of Debentures - CBD (CRA)	No preference	1,080	1,080,000	04/17/2017	04/13/2020	96.00% of CDI	1,015	1,096	-	-
2nd issue of Promissory note CBD	No preference	500	200,000	08/01/2016	01/30/2017	108% of CDI	2,651	-	530	-
Borrow ing cost								(16)	(14)	(4)
Control/Consolidated – short and long term								3,015	2,472	935
Current Liabilities								481	568	38
Long-Term Liabilities								2,534	1,904	897

Finance Lease Obligations

Finance lease agreements, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the commencement of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are allocated between finance charges and reduction of lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in the income statement. Leased assets are depreciated over their estimated useful life or lease term, whichever is shorter.

The total amount recorded from lease agreements classified as financial lease are listed below:

		Consolidated
	12.31.2017	12.31.2016	12.31.2015

Financial lease liability –minimum lease
payments:
Up to 1 year	51	41	44
1 - 5 years	117	144	157
Over 5 years	27	30	63
Present value of financial lease agreements	195	215	264

Future financing charges	185	207	238
Gross amount of financial lease agreements	380	422	502

ii.       Other long-term relations with financial institutions

Currently, the Company has no relevant long-term relations with financial institutions referring to the fiscal years ended December 31, 2017, 2016 and 2015, in addition to those already described in item 10.1 (f) of the Formulário de Referência.

iii.                Level of subordination in Company’s debt

The Company’s executive officers inform that the level of subordination in the Company’s debt is determined in accordance with the provisions set forth by the legislation in force.

iv.           Possible restrictions imposed on indebtedness limits and new debt contracting, the distribution of dividends, the sale of assets, the issue of new securities and the sale of controlling interest, as well as if the issuer has complied with these restrictions

BNDES

Agreements signed with the BNDES (Finame) are subject to “Provisions Applicable to BNDES Agreements”, which borrowers of the BNDES, through a financial agent: without previous authorization from BNDES, including the Company, may not: (i) give priority to other credits; (ii) amortize shares; (iii) issue debentures above the established limit; (iv) issue profit-sharing bonds; (v) taking on new debt; and (vi) sell or encumber permanent assets, in observance to the reservations expressly mentioned in the “Provisions Applicable to BNDES Agreements.”

Debentures, promissory note and agribusiness receivables certificates

The debentures issued are not convertible into shares and hold no guarantee.

These debentures are amortized according to the issue. The methods of amortization are as follows: (i) annual installments (12th issue of CBD) as of the 4th anniversary of the issue; (ii) semiannual interest payments; and (iii) payment exclusively on maturity with semiannual interest payments (13th and 14th issues of CBD). For further information on the issues of debentures by the Company, please see item 18 of the Formulário de Referência.

The 12th, 13th and 14th issues are entitled to early redemption at any time, in accordance with the terms and conditions envisaged in the indenture.

On December 20, 2016, CBD held the 13th issue of simple, non-convertible unsecured debentures, in a single series, which were privately placed with Ares Serviços Imobiliários Ltda., which, in turn, assigned and transferred to Ápice Securitizadora S.A., which acquired the debentures and Agribusiness Receivables Certificates (CRA) in order to link them to the 2nd series of the 1st issue of agribusiness receivables certificates. The proceeds will be used exclusively to purchase fresh agricultural products, fruits and vegetables, dairy products, poultry and other animal proteins directly from rural producers and/or rural cooperatives.

On April 17, 2017, CBD held the 14th issue of simple, non-convertible unsecured debentures, in a single series, which were privately placed with Ares Serviços Imobiliários Ltda., which, in turn, assigned and transferred to Ápice Securitizadora S.A., which acquired the Debentures and Agribusiness Receivables Certificates (CRA) in order to link them to the 7th series of the 1st issue of agribusiness receivables certificates. The proceeds will be used exclusively to purchase fresh agricultural products, fruits and vegetables, dairy products, poultry and other animal proteins directly from rural producers and/or rural cooperatives.

The Company is required to maintain certain debt financial covenants in connection with the issues made, except in the case of Nova Pontocom. These ratios are calculated based on consolidated interim financial information of the Companyprepared in accordance with accounting practices adopted in Brazil, as follows: (i) net debt (debt minus cash and cash equivalents and trade accounts receivable) not greater than equity and (ii) consolidated net debt/EBITDA ratio (debt less cash and cash equivalents and accounts receivable) lower than or equal to 3.25. On December 31, 2017, the Company was in compliance with these ratios.

Other covenants

Some loans agreements and financing instruments entered into by CBD and its subsidiaries envisage early maturity of the debt in the event of transfer of control, including:

•               loan and financing agreements in domestic and foreign currencies;

•               indenture of issue of debentures of CBD;

•               machinery and equipment financing agreements (FINAME);

•               Contract of Adhesion to System of Protection Against Financial Risks – Derivatives (swap, forwards and options).

The provisions applicable to BNDES contracts also forbid any changes in the effective control, whether direct or indirect, without prior express authorization from BNDES.

(vii)      limits of the financing already contracted, percentages already used

Though the Company does not have any fixed financing agreement contracted, on December 31, 2017, it had loan agreements amounting to R$1.150 billion.

As mentioned in the financial statements disclosed by the Company in 2017, the agreements were entered into as per market practices and are valid through 2018.

(viii)    relevant changes in each item of the financial statements

There are no items that significantly altered the financial statements for 2015, 2016 and 2017, except for the effects of applying CPC 31 - Non-current assets held for sale and discontinued operation (IFRS5). In 2017, certain external factors beyond the Company’s control, mainly related to the macroeconomic scenario, caused the sale process not to be concluded within the initially planned timeframe of one year. The plan to sell Via Varejo remains the same and, jointly with its financial advisors, the Company revised the next steps and estimates as highly probable the conclusion of the process over the course of 2018. As a result, the net income of Via Varejo (and its subsidiary Cnova Comércio Eletrônico S.A. – “Cnova Brasil”) after taxes is disclosed in a single line in the income statement and the balances of assets and liabilities as held for sale and discontinued operations. The effect of assets and liabilities available held for sale on December 31, 2017 was R$22.939 billion (R$20.303 billion on December 31, 2016) and R$17.824 billion (R$15.632 billion on December 31, 2016), respectively. The effect of the result from discontinued operations was a gain of R$383 million on December 31, 2017 (loss of R$1.005 billion on December 31, 2016).

Income Statement

Fiscal Years Ended December 31, 2017, 2016 and 2015

			GPA Consolidated

						12M15
Income Statement - Consolidated		HR 2017		HR 2016		(originally	AH 2015
	12M17	x 2016	12M16 x 2015 12M15			released)	x 2014
R$ - Million
Gross Sales Revenue	48,439	7.7%	44,969	11.7%	40,242	77,054	6.0%
Net Sales Revenue	44,634	7.7%	41,454	11.4%	37,198	69,220	5.8%
Cost of Goods Sold	(33,877)	6.3%	(31,878)	13.6%	(28,066)	(52,793)	8.8%
Depreciation (Logistic)	(54)	-1.8%	(55)	-3.5%	(57)	(141)	34.3%
Gross Profit	10,703	12.4%	9,521	4.9%	9,075	16,286	-3.0%
Selling Expenses	(6,804)	3.6%	(6,567)	10.9%	(5,922)	(11,313)	9.5%
General and Administrative Expenses	(972)	10.0%	(884)	15.4%	(766)	(1,717)	15.5%
Equity Income	(60)	-200.0%	60	-25.9%	81	112	3.7%
Other Operating Income (Expenses)	(579)	2.1%	(567)	175.2%	(206)	(684)	55.1%
Total Operating Expenses	(8,415)	5.7%	(7,958)	16.8%	(6,813)	(13,602)	11.9%
Depreciation and Amortization	(779)	10.2%	(707)	8.8%	(650)	(961)	17.3%
Earnings before interest and Taxes - EBIT	1,509	76.3%	856	-46.9%	1,612	1,723	-55.0%
Financial Income	181	-21.6%	231	-34.7%	354	776	12.6%
Financial Expenses	(911)	-19.7%	(1,134)	1.1%	(1,122)	(2,429)	10.7%
Net Financial Income (Expenses)	(730)	-19.2%	(903)	17.6%	(768)	(1,653)	9.8%
Income Before Income Tax	779	-1757.4%	(47)	-105.6%	844	70	-97.0%
Income Tax	(297)	1137.5%	(24)	-89.5%	(229)	(346)	-53.0%
Net income (loss) from continuing operations	482	-778.9%	(71)	-111.5%	615	(276)	-117.4%
Net income (loss) from discontinued operations	383	-138.1%	(1,005)	12.8%	(891)	-	-
Net Income - Company	865	-180.4%	(1,076)	289.9%	(276)	(276)	-117.4%
Minority Interest - Noncontrolling	246	-141.4%	(594)	9.8%	(541)	(541)	-243.5%
Net Income - Controlling Shareholders(1)	619	-228.4%	(482)	-281.9%	265	265	-78.0%
EBITDA - Earnings before depreciation, amort., interest and Taxes	2,342	44.7%	1,618	-30.2%	2,319	2,825	-40.5%

% Net Sales Revenue

Gross Profit	24.0%	1.0 p.p.	23.0%	-1.4 p.p.	24.4%	23.5%	-2.2 p.p.
Selling Expenses	15.2%	-0.6 p.p.	15.8%	-0.1 p.p.	15.9%	16.3%	0.5 p.p.
General and Administrative Expenses	2.2%	0.1 p.p.	2.1%	0.0 p.p.	2.1%	2.5%	0.2 p.p.
Equity Income	-0.1%	-0.2 p.p.	0.1%	-0.1 p.p.	0.2%	0.2%	0.0 p.p.
Other Operating Income (Expenses)	1.3%	-0.1 p.p.	1.4%	0.8 p.p.	0.6%	1.0%	0.3 p.p.
Total Operating Expenses	18.9%	-0.3 p.p.	19.2%	0.9 p.p.	18.3%	19.7%	1.1 p.p.
Depreciation	1.7%	0.0 p.p.	1.7%	0.0 p.p.	1.7%	1.4%	0.1 p.p.
EBIT	3.4%	1.3 p.p.	2.1%	-2.2 p.p.	4.3%	2.5%	-3.3 p.p.
Net Financial Income (Expenses)	1.6%	-0.6 p.p.	2.2%	0.1 p.p.	2.1%	2.4%	0.1 p.p.
Income Before Income Tax	1.7%	1.8 p.p.	-0.1%	-2.4 p.p.	2.3%	0.1%	-3.4 p.p.
Income Tax	0.7%	0.6 p.p.	0.1%	-0.5 p.p.	0.6%	0.5%	-0.6 p.p.
Net Income - Company	1.9%	4.5 p.p.	-2.6%	-1.9 p.p.	-0.7%	-0.4%	-2.8 p.p.
Minority Interest - noncontrolling	0.6%	2.0 p.p.	-1.4%	0.1 p.p.	-1.5%	-0.8%	-1.4 p.p.
Net Income - Controlling Shareholders	1.4%	2.6 p.p.	-1.2%	-1.9 p.p.	0.7%	0.4%	-1.4 p.p.
EBITDA	5.2%	1.3 p.p.	3.9%	-2.3 p.p.	6.2%	4.1%	-3.2 p.p.
HR = Horizontal Review
(1) Sums and percentages may present discrepancies due to rounding

Adjusted EBITDA excluding non recurring effects
Earnings before depreciation, amort., Interest and Taxes - EBITDA	2,342	44.7%	1,618	-30.2%	2,319	2,825	-40.5%

Other Operating Income (Expenses)	(579)	2.1%	(567)	175.2%	(206)	(684)	55.1%
Non recurring effects on gross margin	704	144.3%	288	n.a.	-	-	n.a.
Adjusted EBITDA Excl. non recurring effects	2,217	16.9%	1,897	-24.9%	2,525	3,509	-32.4%

Comments on variations between December 31, 2017 and December 31, 2016

Net sales

In 2017, the Company’s consolidated net sales exclusively from continuing operations increased 7.7%, from R$41.454 billion in 2016 to R$44.634 billion in 2017. These sales were generated by GPA Food operations, which is composed of Multivarejo and Assaí.

✓    Assaí: the banner contributed significantly, with growth of 27.3% in 2017, leveraged by the expansion plan, totaling 20 openings (15 store conversions and 5 inaugurations).

✓    Multivarejo: net sales decreased 2.9% from 2017, impacted by sharp deflation in the period, in addition to the closing of 17 hypermarkets since the beginning of the year, 15 of which were converted into Assaí. This optimization of the store portfolio resulted in a contraction in Multivarejo’s sales area of approximately 5%.

Gross Profit

In 2017, gross profit totaled R$10.703 billion, up R$ 1,182 billion or 12.4% from December 31, 2016.Gross margin reached 24.0%, for expansion of 100 bps from 2016. The highlights by business were:

✓    Multivarejo: Gross profit came to R$7.8 billion, up 5.6% from the prior year, with gross margin of 29.6%. The improvement compared to 2016 was due to: (i) New commercial actions implemented throughout the year; (ii) closure of Extra Hiper stores; and (iii) non-recurring effects of R$704 million, of which R$714 million related to Tax credits arising from the refunding of ICMS ST tax, offset by R$10 million related to write-off of inventory and deductibles resulting from the fire at the Osasco Distribution Center in Dec/2017.

✓    Assaí: gross profit amounted to R$2.9 billion, with gross margin of 15.9%. The improvement compared to 2016 was due to: (i) solid commercial dynamics; (ii) development of other categories to offset the deflationary impact; (iii) Maintenance of low shrinkage levels; (iv) maturation of stores; (v) Higher share of individuals; and (vi) new tax framework.

Operating Income (Expenses)

Selling, general and administrative expenses increased from R$7.451 billion in 2016 to R$7.776 billion in 2017, or 4.4%, lagging the growth in net sales. As a ratio of net revenue, dilution increased from 18.0% in 2016 to 17.4% in 2017, despite the sharp food deflation that affected net sales, while the other components of expenses continued to be impacted by inflation. The highlights by business were:

✓    Multivarejo: Selling, general and administrative expenses decreased 1.6% compared to 2016, mainly due to the productivity gains at stores arising from the initiatives implemented, which included:

(i) Multi-function Program: employees trained to perform different functions based on customer traffic in stores, an initiative that significantly reduced wait times in checkout lines and improved customer-satisfaction indicators;

(ii) Variable compensation in stores: wage incentive for store employees based on productivity gains;

(iii) Rollout of energy efficiency projects: Multivarejo ended the year with over 90% of stores (hypermarkets and supermarkets) with new investments in lighting, refrigeration and automation that captured savings in energy consumption.

✓    Assaí: operating expenses stood at 10.4% of net revenue, virtually in line with 2016, due to the maturation of stores in the new format (efficiency gains), even with the accelerated expansion, with 20 store openings in the year.

Other Operating Income (Expenses)

In 2017, other Operating Income and Expenses came to an expense of R$579 million, up 2.1% from 2016, and were mainly related to the write-off of property and equipment due to: (i) closure of stores and conversion of Extra Hiper stores into Assaí; (ii) write-off of fixed assets related to the Distribution Center in Osasco due to the fire; and (iii) restructuring expenses due to measures adopted by the Company to adjust its structure of expenses, comprising all operating and administrative areas.

Depreciation and Amortization

Depreciation and amortization amounted to R$779 million in 2017, up 10.2% from R$707 million in 2016. This increase was mainly due to depreciation and amortization of the new investments made in 2017.

Net Financial Result

In 2017, the net financial result was an expense of R$730 million, down 19.2% from 2016. The ratio of net financial result to net revenue decreased from 2.2% in 2016 to 1.6% in 2017, or 60 bps, chiefly due to the lower cost of gross debt by around R$200 million on the decline in the average CDI rate from 14.0% in 2016 to 10.0% in 2017. In general, all the components of the financial result remained stable as a percentage of net sales compared to the same period the previous year.

Net Income (Loss)

Net income attributable to controlling shareholders, considering continuing and discontinued operations, came to R$619 million in 2017 reversing the net loss of R$482 million in 2016.

Comments on variations between December 31, 2016 and December 31, 2015

Continuing and discontinued operations

Until October 31, 2016, the Company disclosed the net results of subsidiaries in the e-commerce segment abroad (mainly Cdiscount France) after taxes in a single line in the statement of income (similar to on December 31, 2015) and the assets and liabilities balances also as held for sale and discontinued operations. As of this date, the balances of assets and liabilities were written off against shareholders' equity and the e-commerce operations abroad were booked as equity income due to the significant influence held by the Company.

Net Sales

The Company’s consolidated net sales, including only continuing operations, increased 11.4% in 2016, from R$37.198 billion in 2015 to R$41.454 billion in 2016.

The Group’s main revenues arise from the Company foods’ operations, comprised by Multivarejo and Assaí, as shown below:

Net Revenue
(R$ million)	2016	2015
Food Business	41,454	37,198
Multivarejo (1)	26,967	26,744
Assaí	14,487	10,453

(1) Extra and Pão de Açúcar banners: supermarket stores, hypermarket, proximity, gas stations, drugstores and food e-commerce, in addition to revenue from leasing of commercial centers

The growth in net sales in 2016 was driven by the expansion of higher-return formats, with the opening of 30 new stores, of which 13 were in the Assaí banner (including 2 conversions from Extra Hiper), 14 Minuto Pão de Açúcar, 2 Pão de Açúcar and 1 Minimercado Extra.

As in 2015, the year 2016 was marked by the worsening economic scenario, which resulted in the migration of customers from the traditional retail format to the cash-and-carry wholesale format. As a result, Assaí’s sales grew by a significant 38.6%, which translated into an important gain in market share, driven by the maturation of stores opened in recent years, the double-digit growth in customer traffic and accelerated expansion.

In Multivarejo, the new commercial action launched at Extra resulted in a progressive improvement in sales during the year and market share gains in volume in the last 9 measurements (April to December 2016). Pão de Açúcar continued to shows its resilience, with same-store sales and market share remaining stable during the course of the year: The Proximity format registered sales growth above inflation and launched the 'Aliados Compre Bem' project, a business model based on neighborhood stores, by which the Company partners with independent retailers in order to expand the format’s reach.

Gross Profit

In 2016, gross profit totaled R$9.521 billion, up R$446 million or 4.9%. Gross margin reached 23.0%, lower than in 2015, reflecting the commercial actions launched mainly at Extra and the higher share of Assaí in the sales mix. The highlights by business were:

✓    Multivarejo: Gross margin reached 27.3% in the year, compared to 28.2% in 2015, reflecting the new commercial strategy focused on price competitiveness launched in 1Q16, especially at Extra, which resulted in sales growth during the year and market share gains;

✓    Assaí: Gross margin increased by 30 basis points, from 14.7% to 15.0%, mainly related to the economies of scale in its operations.

Operating Income (Expenses)

In 2016, the Company continued its efforts to optimize expenses and improve efficiency throughout the year across all business segments, which resulted in a nominal increase in selling, general and administrative expenses in line with the growth in net sales. Selling, general and administrative expenses increased from R$6.688 billion in 2015 to R$7.451 billion in 2016.

✓    Multivarejo: Focus on rationalizing expenses in both the operating and administrative areas. As a result, selling, general and administrative expenses increased by 6.6% in the year, in line with the inflation during the period (IPCA of 6.3%); Considering expenses related only to stores, growth was only 1.2%, with electricity and personnel expenses remaining practically stable throughout the year despite the inflation / wage increase during the period, thanks to energy efficiency projects and streamlining of store processes, respectively;

✓    Assaí: Despite the opening of 13 stores during the year (including two Extra Hiper conversions) and the higher share of individual consumers, which resulted in higher operating costs, the ratio of selling, general and administrative expenses to net sales (10.3 % in 2016 vs. 10.5% in 2015) declined 20 bps.

Other Operating Income and Expenses

In 2016, other operating income and expenses came to an expense of R$567 million, up 175% from 2015 (considering only continuing operations). The increase is mainly due to the R$353 million increase in provision for tax contingencies made in the year for lawsuits related to income tax, ICMS and PIS/Cofins.

Depreciation and Amortization

In 2016, depreciation and amortization totaled R$707 million, up 8.8% from R$650 million reported in 2015. This increase was chiefly due to depreciation and amortization of the new investments made in 2016. The lower percentage increase in depreciation in 2016 was due to 18% lower investments than in 2015.

Net Financial Result

In 2016, the net financial result was an expense of R$903 million, up 17.6% from 2015. Despite the hike in the interest rate, expenses with sale of receivables and the cost of debt remained stable, and the main effect was due to lower yield from cash due to the lower balance during the year, as well as lower revenue from other changes in equity accounts. As a ratio of net sales, net financial result increased by just 10 basis points, from 2.1% in 2015 to 2.2% in 2016, practically stable compared to the previous year, despite a more challenging macroeconomic scenario.

Net Income (Loss)

In 2016, with the economic crisis worsening, the results of the Company's continuing operations were impacted by lower operating income, higher financial expenses and higher other operating expenses. Note that discontinued operations underwent an effective reorganization on October 31 and did not capture the effects of synergies during the year.

	Consolidated

(R$ million)	2016	2015	”

EBITDA	1,618	2,319	-30.2%
Depreciation (Logistic)	(55)	(57)	-2.5%
Depreciation and Amortization	(707)	(650)	8.6%
Net Financial Income (Expenses)	(903)	(768)	17.6%
Income (Loss) before Income Tax	(47)	844	-105.6%
Income Tax	(25)	(229)	-89.3%
Net Income (Loss) - Company	(71)	615	-111.6%
Net Margin	-0.2%	1.7%	-190.0%
Net Income - Controlling Shareholders	(482)	265	-281.9%
Net Margin - Controlling Shareholders	-1.2%	0.7%	-190.0%
Other Operating Income (Expenses)	(567)	(205)	176.3%
Income Tax on Other Operating Income (Expenses) and Nonrecurring Income Tax	123	51	142.6%
Adjusted Net Income (Loss) - Controlling Shareholders - continuing operations (1)	373	769	-51.5%
Adjusted Net Margin - Controlling Shareholders	0.9%	2.1%	-120bps

(1) Net Income adjusted by “Other Operating Income and Expenses”, thus eliminating nonrecurring income and expenses

The net loss attributable to controlling shareholders was R$482 million in 2016. Considering only continuing operations, net income attributable to controlling shareholders, adjusted by Other Operating Income and Expenses, amounted to R$373 million. The highlights by business were:

✓    Multivarejo: The decrease compared to 2015 reflects the lower gross margin due to investments in price competitiveness; the impact of economic deterioration on sales and the increase in financial expenses. Accordingly, adjusted net income totaled R$53 million in 2016.

Assaí: adjusted net income of R$336 million, up 95% from the previous year, reflecting the success of the format and the disciplined control of expenses, combined with store maturation.

Balance Sheet

Fiscal Years Ended December 31, 2017, 2016 and 2015

Balance Sheet – Consolidated Assets

				GPA CONSOLIDATED

			AH 2017 x			AH 2016 x			AH 2015 x
(R$ million)	12.31.2017	VA	2016	12.31.2016	VA	2015	12.31.2015	VA	2014

Current Assets	33,220	69.3%	5.0%	31,651	70.0%	26.8%	24,960	52.8%	3.9%
Cash and Cash Equivalents	3,792	7.9%	-25.8%	5,112	11.3%	-53.6%	11,015	23.3%	-1.2%
Accounts Receivable	632	1.3%	16.4%	543	1.2%	-83.1%	3,210	6.8%	1.1%
Inventories	4,822	10.1%	3.9%	4,641	10.3%	-48.2%	8,965	19.0%	7.2%
Recoverable Taxes	596	1.2%	-11.6%	674	1.5%	-37.6%	1,080	2.3%	33.8%
Noncurrent Assets held for sale	22,961	47.9%	13.1%	20,303	44.9%	135253.3%	15	0.0%	-31.8%
Prepaid Expenses and Other Accounts Receivables	417	0.9%	10.3%	378	0.8%	-44.0%	675	1.4%	34.2%

Noncurrent Assets	14,708	30.7%	8.4%	13,566	30.0%	-39.1%	22,281	47.2%	4.5%
Accounts Receivables	80	0.2% na		-	0.0%	-100.0%	98	0.2%	-6.7%
Recoverable Taxes	1,747	3.6%	176.4%	632	1.4%	-74.4%	2,467	5.2%	15.3%
Financial Instruments	28	0.1%	na	-	0.0%	na	-	0.0%	na
Deferred Income Tax and Social Contribution	121	0.3%	-28.8%	170	0.4%	-58.1%	406	0.9%	-17.3%
Amounts Receivable from Related Parties	25	0.1%	47.1%	17	0.0%	-94.5%	309	0.7%	-1.3%
Judicial Deposits	762	1.6%	15.3%	661	1.5%	-33.8%	999	2.1%	16.6%
Prepaid Expenses and Others	685	1.4%	4.3%	657	1.5%	-2.7%	675	1.4%	0.3%
Investments	198	0.4%	-41.6%	339	0.7%	-16.7%	407	0.9%	-4.5%
Property and Equipment	9,138	19.1%	-0.5%	9,182	20.3%	-11.5%	10,377	22.0%	7.0%
Intangible Assets	1,924	4.0%	0.8%	1,908	4.2%	-70.8%	6,543	13.9%	1.5%

TOTAL ASSETS	47,928	100.0%	6.0%	45,217	100.0%	-4.3%	47,241	100.0%	4.2%

Balance Sheet – Consolidated Liabilities

LIABILITIES

						GPA CONSOLIDATED

			AH 2017 x			AH 2016 x			AH 2015 x
(R$ million)	12.31.2017	VA	2016	12.31.2016	VA	2015	12.31.2015	VA	2014

Current Liabilities	28,992	60.5%	5.1%	27,582	61.0%	9.1%	25,273	53.5%	5.4%
Trade Payables	8,128	17.0%	12.4%	7,232	16.0%	-53.4%	15,508	32.8%	15.8%
Trade Payables - structured program	-	0.0% na		-	0.0%	-100.0%	1,055	0.0%	na
Loans and Financing	770	1.6%	-67.8%	2,389	5.3%	-36.7%	3,776	8.0%	-3.7%
Debentures and promissory note	481	1.0%	-15.3%	568	1.3%	1394.7%	38	0.1%	-98.6%
Payroll and Related Charges	640	1.3%	4.2%	614	1.4%	-40.0%	1,023	2.2%	18.4%
Taxes and Social Contribution Payable	301	0.6%	18.5%	254	0.6%	-69.4%	830	1.8%	-4.3%
Dividends Proposed	78	0.2%	na	-	0.0%	na	-	0.0%	-100.0%
Financing for Purchase of Fixed Assets	116	0.2%	0.0%	116	0.3%	1.8%	114	0.2%	15.2%
Leasing	128	0.3%	16.4%	110	0.2%	-27.2%	151	0.3%	31.3%
Acquisition of Companies	-	0.0%	-100.0%	7	0.0%	-90.8%	76	0.2%	4.1%
Debt with Related Parties	153	0.3%	4.1%	147	0.3%	-73.9%	563	1.2%	115.7%
Advanced Revenue	146	0.3%	-34.8%	224	0.5%	-46.7%	420	0.9%	98.1%
Liabilities related to non-current assets held for sale	17,824	37.2%	14.0%	15,632	34.6%	na	-	0.0%	na
Others	227	0.5%	-21.5%	289	0.6%	-83.2%	1,719	3.6%	45.4%

Long-Term Liabilities	5,644	11.8%	12.0%	5,038	11.1%	-41.5%	8,616	18.2%	20.2%
Loans and Financing	803	1.7%	-20.3%	1,008	2.2%	-69.1%	3,267	6.9%	46.0%
Debentures and promissory note	2,534	5.3%	33.1%	1,904	4.2%	112.3%	897	1.9%	0.1%
Acquisition of Minority Interest - Noncontrolling	-	0.0% na		-	0.0%	-100.0%	28	0.1%	-50.9%
Deferred Income Tax and Social Contribution	394	0.8%	24.3%	317	0.7%	-73.2%	1,184	2.5%	4.5%
Tax Installments	566	1.2%	4.8%	540	1.2%	-5.6%	572	1.2%	-7.3%
Provision for Contingencies	1,107	2.3%	-5.9%	1,177	2.6%	-15.7%	1,396	3.0%	3.9%
Advanced Revenue	22	0.0%	-8.3%	24	0.1%	-98.0%	1,223	2.6%	46.6%
Provision for negative equity	165	0.3%	650.0%	22	0.0%	na	-	0.0%	na
Others	53	0.1%	15.2%	46	0.1%	-6.1%	49	0.1%	-3.9%

Shareholders' Equity	13,292	27.7%	5.5%	12,597	27.9%	-5.7%	13,352	28.3%	-5.9%
Capital	6,822	14.2%	0.2%	6,811	15.1%	0.1%	6,806	14.4%	0.2%
Capital Reserves	355	0.7%	7.3%	331	0.7%	9.6%	302	0.6%	7.1%
Profit Reserves	3,156	6.6%	16.1%	2,718	6.0%	-16.3%	3,246	6.9%	-4.6%
Minority Interest	2,959	6.2%	8.1%	2,737	6.1%	-8.7%	2,998	6.3%	-19.3%
				-			-
TOTAL LIABILITIES	47,928	100.0%	6.0%	45,217	100.0%	-4.3%	47,241	100.0%	4.2%

December 31, 2017 vs. December 31, 2016

Assets

Current assets

Cash and cash equivalents

In 2017, cash and cash equivalents came to R$3.792 billion, down R$1.320 billion from 2016, mainly due to larger volume of debt repayments in 2017 compared to 2016. On December 31, 2017, cash and cash equivalents accounted for 7.9% of total assets, compared to 11.3% on December 31, 2016.

Trade receivables

At December 31, 2017, trade receivables amounted to R$632 million, up R$89 million from the balance at the end of 2016. Credit card receivables increased R$175 million compared to 2016, due to: (i) higher sales; (ii) lower volume of sale of receivables, reflecting the Company’s cash management strategy.

Taxes recoverable

At December 31, 2017, the balance of short-term recoverable taxes decreased by 11.6%, from R$ 674 million in 2016 to R$ 596 million. The negative variation of R$78 million, associated with the long-term increase of R$1.115 billion, led to a combined net variation of R$1.037 billion. The increase is mainly related to untimely ICMS-ST tax credits of R$ 723 million referring to previous periods, and the new level of recurring credits.

Prepaid expenses and other accounts receivable

At December 31, 2017, prepaid expenses and other accounts receivable increased 10.3%, from R$378 million in 2016 to R$417 million, up R$39 million, mainly due to accounts receivable from insurance companies, offset by other less relevant effects.

Inventories

In 2017, inventories increased 3.9%, or R$181 million, from R$4.641 billion in 2016 to R$4.822 billion, mainly on the increase in Assaí’s inventory to support strong sales growth.

On December 31, 2017, inventories corresponded to 10.1% of total assets, compared to 10.3% on December 31, 2016.

Noncurrent

Noncurrent assets, excluding property and equipment, intangible assets and investments, increased from R$ 2.137 billion in 2016 to R$ 3.448 billion in 2017. The increase of R$1.311 billion is mainly explained by the growth of R$1.115 billion in recoverable taxes. On December 31, 2017, these accounts represented 7.2% of total assets, versus 4.7% on December 31, 2016.

Investments

Investments decreased 41.6% in 2017, from R$339 million in 2016 to R$198 million. The decrease is mainly due to dividends received from FIC. On December 31, 2017, investments accounted for 0.4% of total assets, versus 0.7% on December 31, 2016.

Property and equipment

In 2017, property and equipment was virtually stable, from R$9.182 billion in 2016 to R$9.138 billion in 2017. The decrease of R$44 million is represented by additions of R$1.367 billion, depreciation of R$(701) million, write-off of R$536 million and discontinued operations of R$(174) million. On December 31, 2017, property and equipment accounted for 19.1% of total assets, versus 20.3% on December 31, 2016.

Intangible assets

In 2017, intangible assets increased 0.8%, from R$1.908 billion in 2016 to R$1.924 billion in 2017. The increase of R$16 million is related to changes in the food businesses. On December 31, 2017, intangible assets accounted for 4.0% of total assets, versus 4.2% on December 31, 2016.

Liabilities

Current

Trade payables

Liabilities with suppliers increased from R$7.232 billion in 2016 to R$8.128 billion in 2017. The variation of R$896 million was mainly due to the increase in the balance of Assaí on the higher operating activity volume. On December 31, 2017, liabilities with suppliers accounted for 17.0% of total liabilities, including shareholders’ equity, versus 16.0% on December 31, 2016.

Loans and Financing – short-term

In 2017, short-term loans and financing, excluding debentures, decreased 67.8%, from R$2.389 billion in 2016 to R$770 million in 2017, due to the payment of loans in 2017.

At December 31, 2017, short-term loans and financing, excluding debentures, accounted for 1.6% of total liabilities, including shareholders’ equity, versus 5.3% on December 31, 2016.

The combined balance of loans and financing and debentures, in the short and long terms, decreased R$1.309 billion due to maturities in 2017.

Debentures – short-term

In 2017, short-term debt represented by debentures issued by the Company decreased 15.3%, from R$568 million in 2016 to R$481 million. The decrease is primarily due to the maturity of a promissory note in 2017. On December 31, 2017, short-term debentures accounted for 1.0% of total liabilities, including shareholders’ equity, versus 1.3% on December 31, 2016.

See the combined comments on short-term loans and financing.

Payroll and related charges

In 2017, liabilities with social and labor obligations increased R$ 26 million, from R$614 million in 2016 to R$640 million, mainly due to collective bargaining agreements in the year and the effects thereof on labor charges and provisions.

At December 31, 2017, liabilities with social and labor obligations accounted for 1.3% of total liabilities, including shareholders’ equity, versus 1.4% on December 31, 2016.

Taxes and contributions payable

In 2017, liabilities with taxes, fees and contributions increased 18.5%, from R$254 million in 2016 to R$301 million. The variation was mainly due to adhesions to the special tax amnesty program (PERT).

At December 31, 2017, taxes, fees and contributions accounted for 0.6% of total liabilities, including shareholders’ equity, the same level as on December 31, 2016.

Noncurrent

Loans and Financing – long-term

In 2017, long-term loans and financing, excluding debentures, decreased 20.3%, from R$1.008 billion in 2016 to R$803 million. The decrease was due to the issue of debentures.

At December 31, 2017, long-term loans and financing, excluding debentures, accounted for 1.7% of total liabilities, including shareholders’ equity, versus 2.2% on December 31, 2016.

Debentures – long-term

In 2017, long-term debt represented by debentures issued by the Company increased 33.1%, from R$ 1.904 billion in 2016 to R$ 2.534 billion. This increase is due to interest accrued in the year and funding through an Agribusiness Receivables Certificate (CRA).

At December 31, 2017, long-term debentures accounted for 5.3% of total liabilities, including shareholders’ equity, versus 14.2% on December 31, 2016.

Deferred income tax and social contribution

In 2017, deferred income and social contribution tax liabilities increased 24.3%, from R$317 million in 2016 to R$394 million, due to the tax amortization of goodwill in the year.

At December 31, 2017, deferred income tax and social contribution corresponded to 0.8% of total liabilities, including shareholders’ equity, versus 0.7% on December 31, 2016.

Taxes Paid in Installments

In 2017, tax installments, including REFIS, increased 4.8%, from R$540 million in 2016 to R$566 million, due to the adhesion to new tax amnesty programs in 2017.

At December 31, 2017, taxes paid in installments accounted for 1.2% of total liabilities, including shareholders’ equity, the same as on December 31, 2016.

Provision for lawsuits

In 2017, provision for lawsuits decreased 5.9%, from R$1.177 billion in 2016 to R$1.107 billion. The main factors were the decrease related to adhesion to tax amnesty programs.

At December 31, 2017, provision for lawsuits accounted for 2.3% of total liabilities, including shareholders’ equity, versus 2.6% on December 31, 2016.

Equity

In 2017, shareholders’ equity increased 5.5%, from R$12.597 billion in 2016 to R$13.292 billion. The main variations were: (i) net income of R$865 million; (ii) accrual of a reserve for options granted of R$27 million; (iii) additions of R$11 million to capital from the exercise of stock options; (iv) interest on equity of R$(101) million.

At December 31, 2017, shareholders’ equity corresponded to 27.7% of total liabilities, including shareholders’ equity, versus 27.9% on December 31, 2016.

Non-controlling interest

In 2017, non-controlling interest increased 8.1%, from R$2.737 billion in 2016 to R$2.959 billion. The increase was mainly due to the net income of R$246 million.

Other equity accounts

The equity accounts not mentioned above did present have significant variation between December 31, 2017 and December 31, 2016.

December 31, 2016 vs. December 31, 2015

Assets

Current Assets

Cash and Cash Equivalents

In 2016, cash and cash equivalents from continuing operations increased by R$1.413 billion, from R$3.699 billion in 2015 to R$5.112 billion, mainly due to the funding at the end of 2016. The remainder of the change in the consolidated balance is due to the reclassification in 2016 of the balances of Via Varejo to "Assets Held for Sale". On December 31, 2016, cash and cash equivalents accounted for 11.3% of total assets, compared to 23.3% on December 31, 2015.

Accounts Receivable

On December 31, 2016, the change in the accounts receivable line is substantially due to the reclassification of Via Varejo to "held for sale", from R$3.210 billion in 2015 to R$543 million in 2016. The change occurred mainly due to the deconsolidation of the balance of Via Varejo of CDCI operations (Casas Bahia payment book).

Taxes Recoverable

On December 31, 2016, the balance of short-term recoverable taxes decreased by 37.6%, from R$1.080 billion in 2015 to R$674 million. The change of R$406 million is due to the following: (i) R$581 million relating to the balance of Via Varejo in 2016; (ii) R$(65) million relating to the balance of Cnova N.V. (“Cnova”) (notably Cdiscount France) consolidated in 2015; (iii) and the balance relating to the change in the short-term monetization of the food segment.

Prepaid Expenses and Other Accounts Receivable

On December 31, 2016, prepaid expenses and other accounts receivable decreased 44%, from R$675 million in 2015 to R$378 million, declining by R$297 million. The bulk of the change (around R$187 million) refers to the reclassified balances of Via Varejo in 2016.

Inventories

In 2016, inventories decreased by 48.2% (R$4.324 billion), from R$8.965 billion in 2015 to R$4.641 billion. The key changes are related to the following: (i) R$3.054 billion related to the reclassification of Via Varejo; (ii) decrease of about R$300 million in inventories at Multivarejo; (iii) about R$1 billion related to Cnova (Cdiscount) consolidated in 2015 and which was deconsolidated on October 31, 2016; and (iv) the increase in inventories at Assaí to meet the strong sales growth. On December 31, 2016, inventories corresponded to 10.3% of total assets, as against 19.0% on December 31, 2015. Inventory days at the Company decreased from 61 days in 2015 to 52 days in 2016, mainly due to the reclassification of Via Varejo to “held-for-sale assets.”

Noncurrent Assets

Noncurrent assets, excluding property and equipment, intangible assets and investments, decreased from R$4.954 billion in 2015 to R$2.137 billion in 2016.  The decrease of R$2,817 million is mainly due to the reclassification of Via Varejo in 2016. On December 31, 2016, these accounts represented 4.7% of total assets, versus 10.5% on December 31, 2015.

Investments

Investments decreased 16.7% in 2016, from R$407 million in 2015 to R$339 million in 2016. This decline is mainly due to the reclassification of investments in FIC held by Via Varejo, and the recognition of the investment in Cnova. On December 31, 2016, investments represented 0.7% of total assets.

Property and Equipment

In 2016, property and equipment decreased 11.5%, from R$10.377 billion in 2015 to R$9.182 billion. This decrease of R$1.195 billion is related to the following: (i) R$1.550 billion reclassified at Via Varejo; (ii) around R$50 million relating to Cnova (Cdiscount); (iii) and the remainder to increases in the Food segment. On December 31, 2016, property and equipment accounted for 20.3% of total assets, versus 22.0% on December 31, 2015.

Intangible Assets

In 2016, intangible assets decreased 70.8%, from R$6.543 billion in 2015 to R$1.908 billion. This decrease is related to the reclassification of Via Varejo amounting to R$4.170 billion, of which R$423 million of Cnova (Cdiscount) and the remainder to changes in the food business. On December 31, 2016, intangible assets accounted for 4.2% of total assets, versus 13.9% on December 31, 2015.

Liabilities

Current Liabilities

Suppliers

Liabilities with suppliers decreased from R$15.508 billion in 2015 to R$7.232 billion in 2016.  This variation of R$8.276 billion occurred mainly due to the reclassification of Via Varejo (approximately R$6 billion), and the remainder due to the increase in balances, mainly at Assaí due to the increase in business activity. On December 31, 2016, liabilities with suppliers accounted for 16.0% of total liabilities, including shareholders’ equity, versus 32.8% on December 31, 2015.

Loans and Financing – short term

In 2016, short-term loans and financing, excluding debentures, fell 36.7%, from R$3.776 billion in 2015 to R$2.389 billion. The decline is due to the reclassification of the liability related to CDCI of Via Varejo and, in the food business, to the reclassification of short-term debt. On December 31, 2016, short-term loans and financing, excluding debentures, accounted for 5.3% of total liabilities, including shareholders’ equity, versus 8% on December 31, 2015.

Debentures – short term

Short-term debt represented by debentures issued by the Company increased from R$38 million in 2015 to R$568 million in 2016. The decrease is chiefly due to the issue of a promissory note in 2016. On December 31, 2016, short-term debentures accounted for 1.3% of total liabilities, including shareholders’ equity, versus 0.1% on December 31, 2015.

Social and Labor Obligations

In 2016, liabilities with social and labor obligations decreased 40%, from R$1.023 billion in 2015 to R$614 million, the decrease mainly related to Via Varejo. On December 31, 2016, liabilities with social and labor obligations accounted for 1.4% of total liabilities, including shareholders’ equity, versus 2.2% on December 31, 2015.

Taxes and Contributions

In 2016, liabilities with Taxes, Fees and Contributions fell 69.4%, from R$830 million in 2015 to R$254 million. The change occurred mainly due to the reclassification of Via Varejo. On December 31, 2016, taxes, fees and contributions accounted for 0.6% of total liabilities, including shareholders’ equity, versus 1.8% on December 31, 2015.

Noncurrent Liabilities

Loans and Financing – long term

In 2016, long-term loans and financing, excluding debentures, decreased 69.1%, from R$3.267 billion in 2015 to R$1.008 billion. This decrease is due to loans reclassified to short term and to funding through the issue of debentures.

On December 31, 2016, long-term loans and financing, excluding debentures, accounted for 2.2% of total liabilities, including shareholders’ equity, versus 6.9% on December 31, 2015.

Debentures – long term

In 2016, long-term debt represented by debentures issued by the Company increased 112.3%, from R$897 million in 2015 to R$1.904 billion.  This increase is due to interest accrued in the year and funding through an Agribusiness Receivables Certificate. On December 31, 2016, long-term debentures accounted for 4.2% of total liabilities, including shareholders’ equity, versus 1.9% on December 31, 2015.

Deferred Income and Social Contribution Taxes

In 2016, deferred income tax and social contribution decreased 73.2%, from R$1.184 billion in 2015 to R$317 million, due to the reclassification of Via Varejo (around R$790 million) and goodwill amortization, especially at Assai. On December 31, 2016, deferred income and social contribution taxes corresponded to 0.7% of total liabilities, including shareholders’ equity.

Taxes Payable in Installments

In 2016, tax installments, including REFIS, decreased 5.6%, from R$572 million in 2015 to R$540 million, due to the payment of installments over the year. On December 31, 2016, tax installments accounted for 1.2% of total liabilities, including shareholders’ equity, the same as on December 31, 2015.

Provision for Lawsuits

In 2016, provision for lawsuits decreased 15.7%, from R$1.396 billion in 2015 to R$1.177 billion. The main factors were the reclassification of around R$650 million at Via Varejo and new provisions, mainly tax, made in the food segment. On December 31, 2016, provision for lawsuits accounted for 2.6% of total liabilities, including shareholders’ equity, versus 3.0% on December 31, 2015.

Shareholders’ Equity

In 2016, shareholders’ equity decreased 5.7%, from R$13.352 billion in 2015 to R$12.597 billion, mainly due to: (i) additions of R$5 million to capital from the exercise of stock options; (ii) accrual of a reserve for options granted in the amount of R$34 million; (iii) net loss of R$1.076 billion; (iv) transactions with non-controlling shareholders in the amount of R$59 million (mainly related to Cnova (Cdiscount); and (v) comprehensive income or loss in the amount of R$231 million. On December 31, 2016, shareholders’ equity corresponded to 27.9% of total liabilities, including shareholders’ equity, versus 28.3% on December 31, 2015.

Non-controlling Interest

In 2016, non-controlling interest decreased 8.7%, from R$2.998 billion in 2015 to R$2.737 billion. This was due to the loss of R$(594) million and other transactions with non-controlling shareholders in the amount of R$333 million.

Other Equity Accounts

Equity accounts not mentioned above did not record relevant variations between the balances of December 31, 2016, December 31, 2015.

10.2     Operating and financial result

(a)          results from operations of the Company, particularly:

i.               description of any relevant component of the Company´s revenue

The Group’s revenues arise from GPA Foods’ operations, composed of Multivarejo and Assaí. Net sales are shown in the table below for the years ended December 31, 2017, 2016 and 2015.

Net Revenue
(R$ million)	2017	2016	2015
Food Business	44,634	41,454	37,198
Multivarejo (1)	26,195	26,967	26,744
Pão de Açúcar	6,659	6,711	6,491
Extra (2)	16,110	16,776	17,032
Proximity	1,085	1,131	946
Other Businesses (3)	2,341	2,349	2,275
Assaí	18,440	14,487	10,453

(1)                 Includes sales by Extra Supermercado and Extra Hiper.

(2)                 Includes sales by Minimercado Extra and Minuto Pão de Açúcar.

(3)                 Includes sales by Gas stations, Drugstores, Delivery and rental revenue from commercial centers.

For more information on variations of net sales, see item 10.1 (h) of the Formulário de Referência.

ii.             factors affecting materially the Company´s operating results

For information on the factors affecting materially our operating results, see item 10.1(h) of the Formulário de Referência.

(b)          revenue variations of the Company due to changes in prices, exchange rates, inflation, changes in volume and the launching of products and services

For information on revenue variations, see item 10.1 (h) of the Formulário de Referência.

(c)           impact of inflation, variations in the price of our main inputs and products, foreign exchange and interest rates on the Company’s operating and financial results

For information on the impact of deflation on net sales, inflation on costs and interest rates on the financial result, see item 10.1 (h) of the Formulário de Referência.

10.3     Events with material effects occurring and expected in the financial statements

(a)           introduction or sale of an operating segment

In October 2016, after the corporate restructuring, the Company ceased to hold the majority voting interest in Cnova, losing control over the subsidiary and also ceasing to consolidate the subsidiaries representing the e-commerce segment abroad. Until this date, the result of Cnova (notably Cdiscount France) is classified under discontinued operations in a single line under profit or loss, and after this date it will be classified as equity income since the Company still holds material interest. Also under the scope of the same transaction, Cnova Brasil ceased to be the subsidiary of Cnova, becoming a wholly-owned subsidiary of Via Varejo.

On November 23, 2016, the Board of Directors approved the divestment of the Company’s interest in Via Varejo, in line with the long-term strategy of focusing on development of the food sector. As a result, as of December 31, 2016, the Company started disclosing the net result, after taxes, of Via Varejo (and its subsidiary Cnova Brasil) in a single line in the statement of income.

Until December 2017, the Company and its subsidiaries granted incentives to their customers for the sale of products or services through a point-earning program. When certain volumes of points were achieved, customers could redeem them for rebates in their purchases. As announced to participants, this form of loyalty program ended in the end of 2017 and all points not redeemed by customers by then were considered expired. In March 2018, the program “My Awards” was launched, in which customers receive a monthly challenge that, when achieved, earn them stars that can be redeemed for awards right at the store, directly using each program’s app. The challenge is tailored to each loyalty program member, determined in accordance with the expense recorded in each taxpayer ID (CPF) and considering the history of purchases under the program of which they are members. After completing the challenge, customers will have 30 days to redeem their award.

In R$ million

Description	Retail (a)		Cash & Carry		Held-for-sale assets and discontinued operations		Subtotal		Elimination/ Others (*)		Total
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
Net sales	26,194	26,967	18,440	14,487	-	-	44,634	41,454	-	-	44,634	41,454

Current assets	7,202	8,938	3,093	2,417	23,182	20,538	33,477	31,893	(257)	(242)	33,220	31,651
Non-current assets	11,168	10,955	3,568	2,620	-	-	14,736	13,575	(28)	(9)	14,708	13,566
Current liabilities	7,966	9,171	3,414	3,020	17,897	15,642	29,277	27,833	(285)	(251)	28,992	27,582
Non-current liabilities	4,943	4,747	701	291	-	-	5,644	5,038	-	-	5,644	5,038
Shareholders’ equity (b)	5,461	5,975	2,546	1,726	5,285	4,896	13,292	12,597	-	-	13,292	12,597

(*) Retail segment includes GPA Malls & Properties.

(**) See Note 32

(***) Eliminations are composed of intercompany balances. According to Management, eliminations in profit or loss are made in the segment, in addition to Company’s equity income on Luxco.

(b)           creation, acquisition or sale of shareholding

(i)                 Merger of the subsidiary Sé

The Extraordinary Shareholders’ Meeting held on December 22, 2015 approved the incorporation of subsidiary Sé Supermercados Ltda by the Company, in order to unify these companies’ activities and management. This merger resulted in substantial administrative, economic and financial benefits.

Effects in individual statements on December 31, 2015 due to merger of Sé subsidiary are summarized below. Since it is a fully consolidated subsidiary merger there is no impact in the consolidated financial statements neither in individual statement of income (in millions of Brazilian reais):

Assets	12.31.2015

Cash and cash equivalents	100
Other accounts receivable	56
Inventories	59
Tax recoverable	14
Total current assets	229

Other accounts receivable	4
Tax recoverable	3
Related parties	2,707
Property and equipment, net	228
Intangible	2
Total noncurrent assets	2,944

Total assets	3,173

Liabilities

Loans	1
Related parties	390
Other accounts payable	45
Total current liabilities	436

Loans	21
Other accounts payable	6
Total noncurrent liabilities	27

Total liabilities	463

Net assets merged	2,710

(ii)                Merger of the subsidiary Nova Holding

The Extraordinary Shareholders’ Meeting held on December 22, 2015 approved the incorporation of Nova Holding subsidiary by the Company, in order to unify these companies’ activities and management. This merger resulted in substantial administrative, economic and financial benefits and optimizing corporate group’s structure.

Effects in individual statements on December 31, 2015 due to merger of Nova Holding subsidiary are summarized below. Since it is a fully consolidated subsidiary merger there is no impact in the consolidated financial statements neither in individual statement of income (in millions of Brazilian reais):

Assets	12.31.2015

Other accounts receivable	3
Tax recoverable	29
Total current assets	32

Other accounts receivable
Tax recoverable	262
Related parties	2
Investment	(65)
Total noncurrent assets	199

Total assets	231

Liabilities

Related parties	226
Other accounts payable	5
Total current liabilities	231

Total liabilities	231

Net assets	-

(iii)              Corporate structuring of Barcelona, Sendas and Xantocarpa

On April 27, 2016, the Annual and Extraordinary Shareholders Meeting of CBD approved the merger of a part of the net assets of Sendas Distribuidora. In order to concentrate the operations of the cash & carry segment in a single entity and enable better operating and financial efficiency, the following corporate changes were made:

Redemption of Barcelona shares

On February 22, 2016, the Extraordinary Shareholders Meeting approved the redemption of all the preferred shares issued by Barcelona, which correspond to 3,722,470 shares held by Novasoc, at the book value of R$160 million. The transaction did not have any impact on the Company’s consolidated balances.

Total merger of Barcelona

The Annual and Extraordinary Shareholders Meeting held on April 27, 2016 approved the merger of Barcelona with Sendas.

On April 30, 2016, Barcelona’s assets and liabilities were fully merged into Sendas and Barcelona was dissolved. Consequent to the Merger, the capital of Sendas increased R$800 million, which is the difference between the total shareholders' equity of Barcelona and the interest held by Sendas in Barcelona, through the issue of new shares.

Partial spin-off of Sendas

The Annual and Extraordinary Shareholders Meeting held on April 27, 2016 also approved the spin-off of Sendas.  On April 30, 2016, after the total merger and dissolution of Barcelona, Sendas was partially spun off and merged with CBD. The value of spun-off assets was R$2 million, summarized as follows:

Current assets	948
Non-current assets	669
Total assets	1,617

Current liabilities	1,608
Non-current liabilities	7
Total liabilities	1,615

Merged net assets	2

Merger of Xantocarpa

In August 2016, there was the total merger and consequent dissolution of Xantocarpa Participações into Sendas Distribuidora.

The result of this restructuring did not have any impact on the Company’s consolidated financial statements since they are wholly-owned subsidiaries of the Company.

(iv)              Divestment of Rede Duque

On January 31, 2016, the Company sold Auto Posto Império Ltda., Auto Posto Duque Salim Maluf Ltda., Auto Posto Duque Santo André Ltda., Auto Posto Duque Lapa Ltda., and Auto Posto Ciara Ltda., to Rede Duque, in compliance with the agreement previously signed on December 1, 2015. The amount established in the agreement was R$8 million.

The Company did not obtain any profit or loss from the operation.

(v)               Change in interest in Cnova N.V.

With the purpose of concentrating the Non-Food business in a single entity, a corporate restructuring involving the final controlling shareholder Casino, the Company, Via Varejo, Cnova and Cnova Brasil was carried out and approved at all levels.

As a result of the transaction on October 31, 2016, the capital of Cnova Brasil was held exclusively by Via Varejo, which ceased to hold any interest in Cnova According to the terms and conditions of the loan agreements between Cnova Brasil and Cnova (valued at approximately US$160 million at the end of September 2016), the transaction resulted in the obligation of prepaying these loans, which were paid to Cnova by Via Varejo.

Consequently, the Company ceased to hold majority voting interest in Cnova, losing control over the subsidiary and also ceasing to consolidate the subsidiaries representing the e-commerce segment abroad. From that date, the balances of assets and liabilities were written off against shareholders’ equity and the e-commerce activities abroad are being recorded as equity income due to the significant influence maintained by the Company.

(vi)              Cnova N.V. share offer

On December 27, 2016, Casino launched an offer to acquire all the outstanding common shares of our investee Cnova on Nasdaq Global Select Market and Euronext. Casino’s other subsidiaries, including the Company, which hold 10.37% of Cnova capital, did not participate in the offer.

The offer will be for US$5.50 per share for the holders of shares, without interest and less any applicable withholding tax.  With the conclusion of the offer on January 31, 2017, Casino holds, directly and indirectly, 98.88% of total shares and 99.41% of voting rights.

(c)            unusual events or operations

(i)                 Cnova Brasil investigation

On December 18, 2015, Cnova Brasil started an investigation on employees’ inventory management practices, which was expanded to investigate other facts.

At the end of the investigation process, the total effect of adjustments was R$557 million, of which R$357 million refer to adjustments resulting from the investigation, R$182 million refer to the revaluation of the recoverability of deferred tax assets and R$18 million refer to other effects. Since it refers to Company’s subsidiaries that are consolidated for the purposes of presentation of financial statements, these effects caused the same adjustments in the restated financial statements for the fiscal year ended December 31, 2015, as well as prior periods to which these effects were related, which were restated on July 27, 2016.

There are no effects of this topic on the financial statements for the year ended December 31, 2016.

(ii)                Ongoing transaction for divestment of the subsidiary Via Varejo

On November 23, 2016, the Board of Directors approved the divestment of the Company’s interest in Via Varejo, in line with its long-term strategy of focusing on the development of the food sector.

In 2017, certain external factors beyond the Company’s control, mainly related to the macroeconomic scenario, caused the sale process not to be concluded within the initially planned timeframe of one year. The plan to sell Via Varejo remains the same and, jointly with its financial advisors, the Company revised the next steps and estimates as highly probable the conclusion of the process over the course of 2018.

Therefore, as required under CPC 31 – Non-current assets held for sale and discontinued operations (IFRS 5), the disclosure of net income or loss of Via Varejo (and its subsidiary Cnova Brasil) after taxes is presented in a single line in the income statement and the balances of assets and liabilities as held for sale and discontinued operations.

The statements of income and of value added as on December 31, 2017 and 2016 also include discontinued operations in a single line. The statement of cash flow is not affected by the application of IFRS 5. The effect of discontinued operations is disclosed in this Note. The assets and liabilities available for sale on December 31, 2017 were R$22.939 billion (R$20.303 billion on December 31, 2016) and R$17.824 billion (R$15.632 billion on December 31, 2016), respectively. The effect of results of discontinued operations was a gain of R$383 million on December 31, 2017 (loss of R$1.005 billion on December 31, 2016).

The subsidiary Via Varejo has its shares traded on B3 under the ticker “VVAR11” and “VVAR3”.

Also in accordance with CPC 31 (IFRS 5), the investment in Via Varejo must be recognized considering the lowest between the book value of net assets and the market value less cost of sale.

The Company estimates that the market value less cost of sale of Via Varejo is higher than the book value of net assets, considering the average stock price of Via Varejo.

10.4     Significant changes in accounting practices – reservations and emphases in the auditor’s opinion

(a)           significant changes in accounting practices

The Company prepared its consolidated financial statements pursuant to all pronouncements issued by the Brazilian Accounting Pronouncements Committee (CPC) and IFRS, being the financial statements as of December 31, 2010 the very first financial statements prepared according to the rules mentioned herein.

In the fiscal years ended December 31, 2017, 2016 and 2015, there were no significant changes in the accounting practices adopted by the Company.

(b)           significant effects of changes in accounting practices

Not applicable.

(c)            reservations and emphasis in the independent auditor's report

There were no reservations in the report issued by Company’s independent auditor on the financial statements for the fiscal years ended December 31, 2017, 2016 and 2015.

On December 31, 2015, an emphasis of matter paragraph was included about the restatement of the originally published financial statements.

10.5     Critical accounting policies

Judgments, estimates and assumptions

The preparation of the Company’s individual and consolidated financial statements requires that the management makes judgments and estimates and adopts assumptions that affect the amounts stated of revenues, expenses, assets and liabilities and disclosure of contingent liabilities at year-end, however, uncertainties relating to these assumptions and estimates may produce results that require substantial adjustments to the accounted amount of the asset or liability in future periods. In the process of applying the Company's accounting policies, management has adopted the following judgments, which have the most significant effect on the amounts recognized in the individual and consolidated financial statements:

a)                  Impairment

According to the method disclosed in note 4.9 to the financial statements, the Company performed test to verify that the assets might not be recoverable and the year ended December 31, 2017, based on those tests, there was no need to recognize any loss.

i.                     Impairment test of store-related assets

The procedure for verification of non-recoverability of property and equipment, consisted in allocating operating assets and intangible assets (such as Commercial rights) directly attributable to the stores. The steps of the test were as follows:

•                    Step 1: compared the carrying amount of stores with a multiple of sale (30% to 35%), representing transactions between retail companies. For stores with multiple valued below the carrying amount, The Company applied a more detailed method, described in Step 3.

•                    Step 2: for a selection of owned stores, the Company required an evaluation report issued by independent experts and if it had indicated an impairment loss then the Company would apply the same procedures used for third-party stores, as described in Step 3.

•                    Step 3: we prepared the discounted cash flow of stores, using individualized sales growth by store averaging 3.4% (6.0% average on December 31, 2016) for the next five years. The discount rate used was 9.9%.

ii.                   Impairment test of defined-life intangible assets

For the purposes of impairment testing, the goodwill and brands acquired through business combinations and licenses with indefinite duration was allocated to CGUs which are also operating segments that report information. The segments are: retail, cash and carry and e-commerce, with the latter two held for sale (Note 32 to the financial statements).

The recoverable value of segments is calculated based on the value in use from cash projections deriving from financial budgets approved by Top Management for the next three years. The discount rate applied to cash flow projections is 9.9%, and cash flows exceeding the three-year period are extrapolated applying a growth rate of 5.5% for retail and wholesale (6.5% as on December 31, 2016). As a result of this analysis, the Companydid not identify the need for recording provision for asset impairment.

The cash and carry wholesale brand refers to “ASSAÍ”, electronics and home appliance brands refer to “PONTO FRIO” and “CASAS BAHIA”. These brands were recorded upon the business combinations carried out with companies holding rights over them.

Via Varejo’s total consolidated net assets including Cnova Brasil, were valued as described in Note 32.

b)                 Income taxes

Given the nature and complexity of the Group’s business, the differences between actual results and assumptions, or future changes to such assumptions, could result in future adjustments to already recorded tax revenue and expenses. The Company and its subsidiaries record provisions, based on reasonable estimates, for any taxes due. The amount of these provisions is based on various factors, such as previous tax audits and different interpretations of tax regulations by the taxpayer and the appropriate tax authority. Such differences in interpretation may refer to a wide range of issues, depending on the conditions prevailing in the respective entity's domicile.

Deferred income and social contribution tax assets are recognized for all unused tax losses to the extent that it is probable that taxable income will be available and tax credits can be offset. Significant Management judgment is required to determine the amount of deferred income and social contribution tax assets that can be recognized, based on income estimates and future taxable income, according to the strategic planning approved by the Board of Directors.

Company writes-off the potential deferred income tax and social contribution credits when fulfillment of the benefits cannot be justified. These losses do not expire; although their use is limited by law to 30% of taxable income for each year. The amounts relate to the Company and its subsidiaries that have tax planning opportunities for the use of these balances. Further details on taxes are disclosed in Note 20.

c)                  Fair value of derivatives and other financial instruments

When the fair value of financial assets and liabilities recorded in the financial statements cannot be obtained in active markets, it is determined according to the hierarchy set by technical pronouncement CPC 38 (IAS39), which establishes certain valuation techniques, including the discounted cash flow model. The data for these models are obtained, whenever possible, from observable markets or from information on comparable operations and transactions in the market. The judgments include the analyses of data, such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors may affect the reported fair value of financial instruments.

The fair value of financial instruments actively traded on organized markets is determined based on market quotes and at the end of the reporting periods.

For financial instruments not actively traded, the fair value is based on valuation techniques defined by the Company and compatible with usual market practices.  These techniques include the use of recent market arm’s length transactions, the benchmarking of the fair value of similar financial instruments, the analysis of discounted cash flows or other valuation models.

d)                 Share-based Payment

The Company measures the costs of transactions with employees eligible to share-based remuneration based on the fair value of the equity instruments on the grant date. Estimating the fair value of share-based payment transactions requires determining the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs for the valuation model, including the expected useful life of the stock options, volatility and dividend yield, as well as making assumptions about them. The assumptions and models used to estimate the fair value of share-based payment transactions are disclosed in note 24.5.

e)                  Provision for lawsuits

The Company and its subsidiaries are parties to several judicial and administrative proceedings (note 21), and provisions for legal claims are recognized for all cases representing reasonably estimated probable losses. The assessment of the likelihood of loss takes into account available evidence, the hierarchy of laws, former court decisions and their legal significance, the historical occurrence and amounts involved, and the opinion of external counsels.

f)                   Estimated losses from doubtful accounts

The subsidiary Via Varejo has balances receivable from sales via payment vouchers. Estimated losses are calculated according to the expected percentage, which is obtained through the observation of the portfolios’ trend over the past months and restated at every end of fiscal period.

g)                 Recoverable taxes

The Company and its subsidiaries have tax recoverable mainly related to ICMS, ICMS from Tax Substitution, PIS and COFINS. The utilization of its taxes is made based on the projections prepared by management, operational issues and the consumption of the credits by the companies in the group. Further details on credits and compensation, see note 11.

h)                 Inventories

Inventories are measured by the lowest between the acquisition cost and its amount realizable, calculated by the average cost. The realizable net amount is calculated by the average sales price, deducted from: (i) taxes over sales, (ii) personnel expenses directly related to inventories, (iii) purchase cost, and (iv) other costs necessary to bring the product in condition of sales. Inventories are reduced to its realizable value though the estimations of shrinkage, scrap, slow moving and obsolescence and estimation of merchandise that will be sold with negative gross margin, including for products displayed in the stores.

10.6     Material items not recorded in the financial statements

(a)               assets and liabilities held by the Company, directly and indirectly, not included in the balance sheet (off-balance sheet items)

a)                 Operational lease

(i)                 Minimum rental payments on agreement termination date

The Company analyzed and concluded that the rental agreements are cancelable during their duration. In case of termination, minimum termination payments will be due, which may vary from 1 to 12 times the monthly rental over the total amount of the remaining rental through the end of the agreement, as shown below:

Em milhões (R$)	Company		Consolidated
	12.31.2017	12.31.2016	12.31.2017	12.31.2016
Minimum rental payments
Minimum termination payments	356	309	392	339

Total	356	309	392	339

(ii)                Contingent payments

The Management considers additional rental payments as contingent payments, which vary between 0.1% and 4.5% of sales.

R$ million	Parent Company		Consolidated
	12.31.2017	12.31.2016	12.31.2017	12.31.2016
Expenses (revenues) in the year:
Contingent payments	457	437	484	504
Non-contingent payments	286	228	453	368
Sublease agreements (*)	(166)	(127)	(174)	(145)

(*)           Refers mainly to lease agreements receivable from commercial galleries.

b)                 Finance lease

Finance lease agreements amounted to R$195 million as on December 31, 2017 (R$215 million as on December 31, 2016), as shown in the table below:

	Parent Company		Consolidated
R$ million	12.31.2017	12.31.2016	12.31.2017	12.31.2016

Finance lease liability –minimum rental payments:
Up to 1 year	46	38	51	41
1 - 5 years	110	138	117	144
Over 5 years	25	27	27	30
Present value of finance lease agreements	181	203	195	215

Future financing charges	175	195	185	207
Gross amount of finance lease agreements	356	398	380	422

c)                  derecognized receivables portfolios over which the entity maintains risks and responsibilities, indicating respective liabilities

The Company’s executive officers clarify that there are no receivables portfolio over which the entity maintains risks and responsibilities not provided in the Company’s balance sheet for December 31, 2017 or December 31, 2016.

d)                 futures contracts for the purchase or sale of products or services

The Company’s executive officers clarify that there are no futures contracts for the purchase or sale of products or services not provided in the Company’s balance sheet for December 31, 2017 or December 31, 2016.

e)                  unfinished construction agreements

The Company’s executive officers clarify that there are no unfinished construction agreements not provided in the Company’s balance sheet for December 31, 2017 or December 31, 2016.

f)                   future loan agreement

The Company’s executive officers clarify that there are no future loan agreements not provided in the Company’s balance sheet for December 31, 2017 or December 31, 2016.

(b)               Other items were not evidenced in the financial statements

There are no other items not provided in the financial statements, except those mentioned in item 10.6(a) above.

10.7     Comments on items not recorded in the financial statements

(a)               how these items alter or may change revenues, expenses, result of operations, financial expenses or other items of the Company’s financial statements

In accordance with current accounting rules, the Companydiscloses in its consolidated financial statements all relevant transactions which it is part, or hold any risk in reason of any equity or agreement. There are no transactions or operations not disclosed in the financial statements that could significantly impact the Company.

(b)               nature and purpose of the operation;

Not applicable.

(c)               nature and amount of the obligations assumed and the rights generated on the Company’s behalf as a result of the operation.

Not applicable.

10.8     Business Plan

(a)           capital expenditure

(i)      quantitative and qualitative description of ongoing and planned investments

The Investment Plan for Multivarejo, GPA Malls and Assaí for 2018 amounts to R$1.6 billion, including: (i) conversion of stores, opening of stores and acquisition of land; (ii) store renovations; and (iii) IT and logistics infrastructure and other projects to improve productivity. This amount does not include the Investment Plan for Via Varejo and Cnova.

(ii)     sources of financing for investments

Company raised funds for its operations and investments, mainly through its operating cash flow, reserve for expansion, capital budget, bank loans, sale of receivables, financing from the BNDES and funding on the capital markets through the issue of debentures, Agribusiness Certificate of Receivables (CRA) and promissory notes.

(iii)      relevant divestments in progress and planned divestments

On November 23, 2016, the Board of Directors approved the divestment of the Company’s interest in Via Varejo, in line with the long-term strategy of focusing on developing the food sector.

(b)               provided that already disclosed, indicate the acquisition of plants, equipment, patents or other assets that may adversely affect our operating capacity

There are no events to disclose.

(c)               new products and services, indicating: (i) description of researches in progress; (ii) total amounts spent on research for development of new products or services; (iii) projects under development already disclosed; and (iv) total amounts spent on the development of new products or services.

Not applicable.

10.9     Other factors with significant influence

The Company is not aware of any other factors that may adversely affect its operating performance which have neither been identified nor discussed in other items of this section 10.

********************

II.                Allocation of the Profit of the Fiscal Year ended on December 31, 2017

The Management of the Company hereby proposes that the profit of the fiscal year ended December 31, 2017 be allocated as indicated below, in conformity with Exhibit 9-1-II of the ICVM 481, in compliance with article 9, item II, of the ICVM 481:

Exhibit to the Management Proposal – Profit of the fiscal year ended December 31st, 2017

1.                  Net profit of the year

R$ 618.599.356,05

2.                  Overall amount and per share amount of dividends, including interim dividends and interest on shareholders’ equity already declared

As detailed in the following table, the global amount of interest on shareholders’ equity is R$ 146,917,347.06. From the total amount, the Board of Directors approved, at the meeting of December 1, 2017, ad referendum of the Annual Shareholders’ Meeting, the payment of interest on shareholders’ equity, on behalf of the yearly mandatory minimum dividend, whose net amount paid to the shareholders was R$ 69,483,515.83.

In the same way, the Board of Directors will approve at the meeting of March 26th, 2017 a new payment of interest on shareholders’ equity, ad referendum of the Annual Shareholders’ Meeting, in the net amount of R$ 77,433,831.23, also on behalf of the yearly mandatory minimum dividend of R$ 146,917,347.06 computed on the fiscal year ended on December 31, 2017.

	Interest on shareholders’ equity	Interest on shareholders’ equity
Declaration Event	BoD Meeting as of 01/12/2017	BoD Meeting as of 26/03/2018
Distributed Amount	R$ 81,029,411.76 (being R$ 69,483,515.83 the net amount distributed after IRRF)	R$ 91,098,624.98 (being R$ 77,433,831.23(1) the net amount distributed after IRRF)
Amount per common share	R$ 0.286432511	R$ 0.321878444
Amount per preferred share	R$ 0.315075762	R$ 0.354066288
Calculation period	01/01/2017 to 30/06/2017	01/07/2017 to 31/12/2017
Distribution’s Shareholder Base	06/12/2017	29/03/2018
Starting Date of Ex-Direito Negotiations	07/12/2017	02/04/2018
Date of payment	15/12/2017	25/05/2018

(1) Such amount corresponds to the estimated amount, as it does not consider possible shareholders exempt from IRRF.

3.                  Percentage of distributed net profit for the year

25%.

4.                  Overall amount and per share amount of dividends distributed based on prior-year net profit

Not applicable.

5.                  Inform, less interim dividends and interest on shareholders’ equity already declared:

a.                   Gross profit of dividends and interest on shareholders’ equity, on individual basis, per share of each type and class

Not applicable.

b.                  The form and term of payment of the dividends and interest on shareholders’ equity

See item 2’s table above.

c.                  Possible application of adjustment and interest on dividends and interest on shareholders’ equity

Not applicable.

d.                  Date of declaration of payment of dividends and interest on shareholders’ equity considered for purposes of identification of shareholders that will be entitled to receive

See table of item 2 above.

6.                  If there has been declaration of dividends or interest on shareholders’ equity based on profits assessed in half-yearly balance sheets or in shorter periods

a.                  Amount of distributed dividends or interest on shareholders’ equity

See calculation period in item 2’s table above.

b.                  Date of respective payments

See item 2’s table above.

7.                  Comparative table indicating the following amounts per share of each type and class

a.                  Net profit for the fiscal year and the 3 preceding fiscal years

b.                  Dividends and interest on shareholders’ equity distributed during the 3 preceding fiscal years

	2014	2015	2016	2017
Net profit of the year	R$ 1,206,919,850.36	R$ 264,305,801.83	n/a	R$ 618,599,356.05
Total distributed dividend	R$ 301,478,711.32	R$ 119,236,551.64	n/a	R$ 146,917,347.06
Dividend regarding Preferred Shares	R$ 1.177555957	R$ 0.4650142281	n/a	R$ 0.571136903
Dividend regarding Common Shares	R$ 1.070505415	R$ 0.4227404801	n/a	R$ 0.519215367

8.                  Allocation of profits to the legal reserve

a.                  Identify the amount allocated to the legal reserve

R$ 30,929,967.80.

b.                  Describe the method of calculation of the legal reserve

Net Profit: R$ 618,599,356.05

Legal Reserve (5% of Net Profit): R$ 30,929,967.80

9.                  If the company has preferred shares with the right to fixed or minimum dividends

a.                  Describe the method of calculation of fixed or minimum dividends

The holders of the Company’s preferred shares have priority in the receipt of a noncumulative annual minimum dividend in the amount of R$ 0.08 per 1 (one) share. Moreover, each preferred share is entitled to receive dividend 10% (ten percent) higher than the dividend attributed to each common share, in conformity with the provisions set forth in art. 17, § 1, of Law nº 6.404/76, as amended, including, for purposes of this calculation, in the sum of the total dividend paid to the preferred shares, the amount paid as annual minimum dividend.

b.                   Inform if the profit of the fiscal year is enough to pay in full the fixed or minimum dividends

Yes, it is enough.

c.                  Inform whether a potential unpaid portion is cumulative

There is no unpaid portion of fixed or minimum dividends.

d.                  Identify the global amount of fixed or minimum dividends to be paid to each class of preferred shares

Preferred Shares
Global interest on shareholders’ equity amount paid to the holders of preferred shares	R$ 95,162,036.67

e.                  Identify the fixed or minimum dividends to be paid per preferred share of each class

Preferred Shares
Amount of the interest on shareholders’ equity paid to each preferred share	R$ 0.571136903

10.              In relation to the mandatory dividend

a.                  Describe the method of calculation set forth in the bylaws

Under Article 36, §1 of the Company’s bylaws, shareholders will be entitle to receive, in each fiscal year, as dividends, a mandatory percentage rate of 25% (twenty-five percent) on the net profit for the year, including the following adjustments: (a) the decrease of the sums allocated, in the year, to the recognition of the legal reserve and contingency reserve; and (b) the increase of the sums resulting from reversal, in the year, of the contingency reserves, previously recognized.

The payment of the dividend determined as set forth in the preceding paragraph can be limited to the amount of the net profit for the year that is realized as prescribed in the law, provided that the difference is recorded as unrealized profit reserve.

Profits recorded under the unrealized profit reserve, if realized and not absorbed by losses in subsequent years, must be added to the next mandatory dividend distributed after the realization.

b.                  Inform if it is being paid in full

The mandatory dividend will be paid in full as interest on shareholders’ equity.

c.                  Inform the amount possibly withheld

Not applicable.

11.              In case of withholding of the mandatory dividend due to the Company's financial standing

a.                  Inform the withholding amount

Not applicable.

b.                  Descrever, pormenorizadamente, a situação financeira da companhia, abordando, inclusive, aspectos relacionados à análise de liquidez, ao capital de giro e fluxos de caixa positivos

Not applicable.

c.                  Justificar a retenção dos dividendos

Not applicable.

12.              In case of allocation of income to contingency reserve

a.                  Identify the amount allocated to the reserve

Not applicable.

b.                  Identify the loss considered likely and its cause

Not applicable.

c.                  Explain why the loss was considered likely

Not applicable.

d.                  Justify the constitution of the reserve

Not applicable.

13.              Allocation of income to the profit reserve to be realized

a.                  Inform the amount allocated to the profit reserve to be realized

Not applicable.

b.                  Inform the nature of the profit to be realized that originated the reserve

Not applicable.

14.              Allocation of income to the statutory reserve

a.                  Describe the statutory clauses that establish the reserve

The expansion reserve is set forth in article 36, §2 of the Company’s bylaws, is created to raise funds to finance additional fixed and current capital investments and will be comprised of up to 100% of the net profit remaining after the allocations set forth in items "a", "b", and "c" of item IV, the total of such reserve cannot exceed the amount of the Company’s capital stock.

b.                  Identify the amount allocated to the reserve

R$ 415,541,351.51

c.                  Describe how the amount was calculated

Expansion Reserve = Net Profit – Legal Reserve – Interest on equity

Where:

Net Profit: R$ 618.599.356,05

Legal Reserve: R$ 30.929.967,80

Interest on equity: R$ 172,128,036.74

15.              Profit Retention set forth in capital budget

a.                  Inform the withholding amount

Not applicable.

b.                  Provide a copy of the capital budget

Not applicable.

16.              Allocation of profit to the tax incentive reserve

a.                  Inform the amount allocated to the reserve

Not applicable.

b.                  Explain the nature of the allocation

Not applicable.

********************

III.             Global Compensation Proposal for the Managers and the Fiscal Council

The Management submits a Proposal for Managers’ and the Fiscal Council’s Global Compensation, in case the shareholders request it to be set up, for the fiscal year 2018, in the total amount of R$ 85,334,341.69, distributed as follows:

I.                   Board of Executive Officers: up to R$ 71,324,818.03, observing that such value encompasses the expense arising from the Stock Option Plans agreements entered into with the Officers, which has a non-compensation nature for labor purposes.

II.                 Board of Directors: up to R$ 13,188,723.66.

III.              Fiscal Council: up to R$ 820,800.00.

Furthermore, in compliance with article 12, item II, of ICVM 481, the Company hereby presents the information indicated in item 13 of the Formulário de Referência:

Exhibit to the Management Proposal – Global Compensation Proposal for the Managers and the Fiscal Council

13.1 - Description of compensation policy or practice, including of Statutory and Non-Statutory Board of Executive Officers

(a)   purposes of the compensation policy or practice

The purpose of our compensation policy or practice is to compensate our executives and members of committees of our Company, according the market practices, allowing the attraction and retention of qualified professionals and the engagement with our Company.

(b)   composition of compensation, indicating:

           i.            description of the compensation elements and each one’s purposes

The members of our Board of Directors and committees, including the external members, as well as the members of the Fiscal Council receive a fixed monthly compensation, dissociated from the actual participation in meetings. This form of compensation is aligned with the general market practices and to the Company’s interests. The Stock Option Plans and stock-based compensation described in item 13.4 of the Formulário de Referência may be extended to the members of the Board of Directors of the Company. Exceptionally, in the year of 2016, due to two specific extraordinary events, there was a bonus payment to certain members of our Board of Directors and committees.

a)      certain members of the Board of Directors established the Special Independent Committee, created pursuant to the Company’s Related Parties Transaction Policy (whose principles reflect on general guidance from the Orientation Opinion No. 35 of this CVM), with the purpose to analyze the project for potential integration of e-commerce business developed by Cnova Comércio Eletrônico S.A., which is a subsidiary of Cnova N.V., corporation controlled by the Company, for the business developed by Via Varejo, the integration occurred in October, 2016; and

b)      members of the Audit Committee acted on and followed up the external investigation procedure that was conducted at Cnova Comércio Eletrônico S.A., which resulted in the restatement of the ITR of the first quarter of 2016, as broadly disclosed through Material Fact of July 26, 2016.

Our Officers’ compensation is comprised by the following elements: (i) fixed compensation as a Base Salary, with the purpose to maintain the balance with the general market practices; (ii) profit sharing, with the purpose to encourage our professional to seek success in our Company and share with them our results; and (iii) a Stock Option Plan and a Compensation Plan based on stock options, which comprise an incentive to our executives to ensure a long-term sustainable business.

The Officers also receive a benefit package aligned with the market practices, including a medical care plan, a dental expenses reimbursement plan, bi-annual medical check-up, private pension plan, food voucher, fuel voucher and parking at the workplace. Compensation policy for members of the Company’s management allows such benefits to be extended to the members of the Board of Directors.

         ii.            proportion of each element in the total compensation

The table below presents the proportion of each element in the composition of the total compensation in the previous fiscal years:

For the Year Ended December 31st, 2017

% compared to total compensation
	Base Salary	Direct and Indirect Benefits	Variable Compensation	Stock Option Plans	Total
Board of Directors	100.0%	0.0%	0.0%	0.0%	100.0%
Board of Executive Officers	32.0%	6.0%	32.5%	29.5%	100.0%
Fiscal Council	100.0%	0.0%	0.0%	0.0%	100.0%

For the Year Ended December 31st, 2016:

% compared to total compensation
	Base Salary	Direct and Indirect Benefits	Variable Compensation	Stock Option Plans	Total
Board of Directors	81.1%	0.0%	18.9%	0.0%	100.0%
Board of Executive Officers	32.5%	7.2%	25.4%	35.0%	100.0%
Fiscal Council	0.0%	0.0%	0.0%	0.0%	0.0%

For the Year Ended December 31st, 2015

		% compared to total compensation
	Base Salary	Direct and Indirect Benefits	Variable Compensation	Stock Option Plans	Total
Board of Directors	100%	0%	0%	0%	100%
Board of Executive Officers	57.7%	7.0%	25.7%	9.6%	100%
Fiscal Council	100%	0%	0%	0%	100%

        iii.            methodology of calculation and adjustment of each element of the compensation

In order to establish the compensation of our executives we often perform market researches, in a way to assess if the criteria and conditions that we have adopted to establish the compensation are satisfactory and if they allow the retention of our professionals, as well as to analyze the need to propose adjustments in any compensation element that may be misaligned. Such researches are annually performed by a well-known expert advisory firm hired by us, and they are based on the average value practiced in the main economic groups active in the country.

Calculation of our Officers’ profit sharing, on its turn, is based on indicators aligned with our Company’s strategic planning, established based on our business plan and in the results to be achieved.

For more information on our Stock Option Plans and our stock-based compensation, see item 13.4 below.

       iv.            reasons that justify compensation composition

The grounds of our compensation policy composition is our focus on results, which depends on the continuous pursuit of the best talents, competent, skilled, dedicated and valuable professionals for our Company.

When analyzing the total compensation amount of a member of the Board of Executive Officers of the Company it is necessary to point out that the Company approves the compensation policy in a form to ensure that the amount perceived by the members of the Board of Directors is aligned with the companies to which we compare ourselves (largest economic groups in Brazil) and, equivalent to the total compensation of the 10% best payers in Brazil, according to the result of the previous mentioned research.

         v.            existence of members who were not compensated by the issuer and the reason for this fact

The Chairman of the Board of Directors does not receive any type of compensation, since he waived his right to receive.

(c)    main performance indicators that are taken into consideration in determining each element of compensation

Aiming to comply with the purposes of the compensation policy, which is to compensate according to the market practices (measured through Top Exec Research from Kom Ferry – Hay Group, which uses as compensation parameters the greatest economic groups acting in the country), making it possible to attract and retain the best talents seeking excellence, each compensation element takes into account the following performance indicators at its establishment:

•        Fixed compensation (Base Salary and Direct and Indirect Benefits): established based on competitive compensation structures, which take into account the know- how, problem solutions and responsibility of each position. We organize our structure by salary grids and the respective average salaries by each of such grids, seeking alignment with the market’s salary average point.

•        Variable Compensation: we comply with the performance indicators aligned with the Company’s strategic planning, established based on our business plan and on the results to be achieved: Net Sales, Net Margin, General Administrative Expenses and Sale Expenses, EBITDA, Net Profit, Sustainability Index (% of Disabled Employees; % of Women in Leadership; Energy Consumption), Number of Tickets (transactions) and Market Share. Such indicators compose the target panel that is divided into Group targets (40%), Individual / Area Targets (40%) and Managerial Behaviors (20%).

To assess and establish the Variable Compensation, the Company uses the method named Performance Score (internally aligned with the purposes outlined by GPA Group and its subsidiaries), such method was also used in 2017 for all of the Company’s employees of intermediate leadership level.

•        Stock-based compensation: information on criteria and characteristics of the stock based compensation are provided in item 13.4 of the Formulário de Referência.

(d)   how compensation is structured to reflect the performance indicators evolution

We structure our compensation through programs monitoring the fulfillment of targets that have been previously established by our Company and the actual achieved results.

(e)    how the policy or compensation practice is aligned with the short, medium and long term interests of the Company

In order to align the Board of Executive Officers with the Company’s purposes in a short and medium-term perspective, we offer a fixed compensation (Base Salary) to our Officers and, in addition, an installment of Variable Compensation, to be paid as profit sharing. Moreover, we offer to our executives a Stock Option Plan and a Stock-Based Compensation Plan that, due to certain characteristics such as vesting periods and lock-up period for the acquired shares, maintain the Board of Executive Officers aligned with the Company’s purposes on a long-term perspective. It is important to point out, that the Stock Option Plan, the Stock-Based Compensation Plan and the profit sharing compose the Variable Compensation of the Board of Executive Officers.

The compensation of the members of our Board of Directors, Fiscal Council and committees is adjusted based on the amount that is usually paid by the market, encouraging such professional to maintain the excellence in the exercise of their duties and the continuous pursuit to improve our results. The Stock Option Plans and the Stock-Based Compensation Plan described in item 13.4 may be extended to the members of the Company’s Board of Directors. In this regard, we understand that our compensation policy and practice match our short, medium and long-term interests.

(f)     existence of compensation supported by subsidiaries or companies under direct or indirect control

The compensation of our managers and members of committees is exclusively supported by our Company.

(g)   existence of any compensation or benefit bound to the occurrence of a certain corporate event, such as disposal of the Company’s corporate control

There is no compensation or benefit ensured to our managers or members of our committees that are bound to the occurrence of corporate events.

13.2 - Total compensation of the board of directors, statutory board of executive officers and fiscal council

Total compensation projected for the current Fiscal Year 12/31/2018 - Annual Amounts
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Number of members	14.00	5.75	3.00	22.75
Annual Fixed Compensation
Salary or pro-labore	9,639,280.45	25,395,577.84	684,000.00	35,718,858.29
Direct and indirect benefits	2,099,915.92	3,456,171.49	-	5,556,087.41
Participation in committees	-	-	-	-
Other	1,449,527.29	5,079,115.57	136,800.00	6,665,442.86
Description of other fixed compensation	INSS	INSS	INSS	INSS
Variable Compensation
Bonus	-	-	-	-
Profit Sharing	-	15,250,683.13	-	15,250,683.13
Participation in Meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	-	-
Description of other variable compensation
Post-Employment	-	-	-	-
Cessation of position	-	-	-	-
Stock-based compensation	-	22,143,270.00	-	22,143,270.00
Note

The total number of members of each body and the total number of members receiving compensation of each body has been calculated as described in item 10.2.13.b of the OFFICIAL-CIRCULAR/CVM/SEP/Nº 02/2018.

Total Compensation	13,188,723.66	71,324,818.03	820,800.00	85,334,341.69

Total compensation of the Fiscal Year as of 12/312017- Annual Amounts
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Number of members	16.08	6.75	2.00	24.83
Annual Fixed Compensation
Salary or pro-labore	5,797,408.00	26,434,798.61	456,000.00	32,688,206.61
Direct and indirect benefits	-	4,973,165.36	-	4,973,165.36
Participation in committees	-	-	-	-
Other	-	5,286,959.72	-	5,286,959.72
Description of other fixed compensation		INSS		INSS
Variable Compensation
Bonus	-	-	-	-
Profit Sharing	-	26,813,554.68	-	26,813,554.68
Participation in Meetings	-	-	-	-
Commissions	-	-	-	-
other	-	-	-	-
Description of other variable compensation
Post-Employment	-	-	-	-
Cessation of position	-	-	-	-
Stock-based compensation	-	24,405,000.00	-	24,405,000.00
Note

The total number of members of each body and the total number of members receiving compensation of each body has been calculated as described in item 10.2.13.b of the OFFICIAL-CIRCULAR/CVM/SEP/Nº 02/2018.

Total Compensation	5,797,408.00	87,913,478.37	456,000.00	94,166,886.37

Total compensation of the Fiscal Year as of 12/31/2016 - Annual Amounts
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Number of members	14.58	6.83	-	21.41
Annual Fixed Compensation
Salary or pro-labore	5,778,338.00	21,322,917.00	-	27,101,255.00
Direct and indirect benefits	-	4,712,181.00	-	4,712,181.00
Participation in committees	-	-	-	-
Other	-	4,488,555.00	-	4,488,555.00
Description of other fixed compensation		INSS		INSS
Variable Compensation
Bonus	-	-	-	-
Profit Sharing	-	16,684,368.00	-	16,684,368.00
Participation in Meetings	-	-	-	-
Commissions	-	-	-	-
Other	1,350,000.00	-	-	1,350,000.00
Description of other variable compensation
Post-Employment	-	-	-	-
Cessation of position	-	-	-	-
Stock-based compensation	-	23,112,364.00	-	23,112,364.00
Note

The total number of members of each body and the total number of members receiving compensation of each body has been calculated as described in item 10.2.13.b of the OFFICIAL-CIRCULAR/CVM/SEP/Nº 02/2018.

Total Compensation	7,128,338.00	70,320,385.00	-	77,448,723.00

Total compensation of the Fiscal Year as of 12/31/2015 - Annual Amounts
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Number of members	12.50	6.75	-	19.25
Annual Fixed Compensation
Salary or pro-labore	4,023,312.00	30,041,266.00	-	34,064,578.00
Direct and indirect benefits	-	3,662,836.00	-	3,662,836.00
Participation in committees	-	-	-	-
other	-	-	-	-
Description of other fixed compensation
Variable Compensation
Bonus	-	-	-	-
Profit Sharing	-	13,377,018.00	-	13,377,018.00
Participation in Meetings	-	-	-	-
Commissions	-	-	-	-
other	-	-	-	-
Description of other variable compensation
Post-Employment	-	-	-	-
Cessation of position	-	-	-	-
Stock-based compensation	-	5,000,000.00	-	5,000,000.00
Note

The total number of members of each body and the total number of members receiving compensation of each body has been calculated as described in item 10.2.13.b of the OFFICIAL-CIRCULAR/CVM/SEP/Nº 02/2018.

Total Compensation	4,023,312.00	52,081,120.00	-	56,104,432.00

13.3 - Variable compensation of the Board of Directors, Executive Board and Fiscal Council

The members of our Board of Directors and our Fiscal Council do not receive Variable Compensation for the exercise of their positions, except for the bonus paid, on an exceptional basis, to certain members of the Board of Directors and committees for their specific performance in certain extraordinary projects during the year of 2016, as described in chapter 13.1 above.

We present below the Variable Compensation of the members of our Board of Directors and Board of Executive Officers estimated for payment in 2018 and paid for the years of 2017, 2016 and 2015.

Amounts estimated for the year of 2018:

(Amounts in R$, as applicable)	Board of Executive Officers
Number of members	5.75
Number of members receiving compensation	5.75
Bonus
Minimum estimated amount	0
Maximum estimated amount	0
Estimated amount – targets achieved	0
Profit Sharing
Minimum estimated amount¹	0
Maximum estimated amount	30,501,366
Estimated amount – targets achieved	15,250,683

Amounts paid for the year of 2017:

(Amounts in R$, as applicable)	Board of Executive Officers
Number of members	6.75
Number of members receiving compensation	6.75
Bonus
Minimum estimated amount	0
Maximum estimated amount	0
Estimated amount – targets achieved	0
Profit Sharing
Minimum estimated amount¹	0
Maximum estimated amount	45,670,882
Estimated amount – targets achieved	22,835,441
Amount effectively recognized	26,813,355

Amounts paid for the year of 2016:

(Amounts in R$, as applicable)	Board of Directors	Board of Executive Officers
Number of members	14.58	6.83
Number of members receiving compensation	13.58	6.83
Bonus
Minimum estimated amount	0	0
Maximum estimated amount	0	0
Estimated amount – targets achieved	0	0
Amount effectively recognized	R$ 1,350,000	0
Profit Sharing
Minimum estimated amount¹	0	0
Maximum estimated amount	0	R$ 60,050,712
Estimated amount – targets achieved	0	R$ 30,025,356
Amount effectively recognized	0	R$ 16,684,368

1- As described in item 13.1.c, the variable compensation policy (Profit Sharing) of GPA provides a panel of performance indicators establishing the expected minimum, target and maximum. Achieving the mininum execpected, the amount to be paid is equal to zero.

Amounts paid for the year of 2015:

(Amounts in R$, as applicable)	Board of Executive Officers
Number of members	6.75
Number of members receiving compensation	6.75
Bonus
Minimum estimated amount	0
Maximum estimated amount	0
Estimated amount – targets achieved	0
Amount effectively recognized	0
Profit Sharing
Minimum estimated amount¹	0
Maximum estimated amount	R$ 23,951,847
Estimated amount – targets achieved	R$ 13,377,018
Amount effectively recognized	R$ 11,373,789

1- As described in item 13.1.c, the variable compensation policy (Profit Sharing) of GPA provides a panel of performance indicators establishing the expected minimum, target and maximum. Achieving the mininum execpected, the amount to be paid is equal to zero.        60

13.4 – Compensation plan based in stocks of the Board of Directors and Statutory Board of Executive Officers

On May 9, 2014, our shareholders approved at an Extraordinary General Meeting (i) the discontinuance of the Stock Option Plan "Shares with Sugar" ("Old Stock Option Plan"), approved at an Extraordinary General Meeting held on December 20, 2006, for new stock option grants, without loss to already granted options, which shall remain in effect under the same terms and conditions; (ii) the creation of the Stock Option Plan and its respective standard grant agreement (“Stock Option Plan”); and (iii) the creation of the Stock Option Compensation Plan and its respective standard grant agreement ("Compensation Plan" and, together with the Old Stock Option Plan and the Stock Option Plan, the "Plans"). The Extraordinary and Annual General Meeting held on April 24, 2015 also approved amendments to the Stock Option Plan and the Compensation Plan.

The section below describes the Plans that had options in effect as of December 31st, 2017:

COMPENSATION PLAN

a.         general terms and conditions

The Compensation Plan will be managed by the Company's Board of Directors, which established the Company's Human Resources and Compensation Committee to advise on the management of the Compensation Plan ("Committee").

The members of the Committee shall meet in order to grant stock options of the Compensation Plan series and, whenever necessary, to make decisions on issues raised with regard to the Compensation Plan.

Each series of granted options shall have the letter "B" followed by a number. In the fiscal year ended December 31st, 2017, options granted in Series B2, B3 and B4 of the Compensation Plan were in effect.

The employees and executives of the Company are eligible to participate in the Compensation Plan, it being understood that the employees and executives of the companies members of the GPA considered key executives ("Participant") may also participate, all being subject to the approval of the Company’s Board of Directors or Committee, as applicable.

Participation in the Compensation Plan does not affect the income to which the Participant is entitled as an employee and/or executive of the Company, such as salary, fees, pro-labore, benefits, profit sharing and/or any other compensation.

b.         main purposes of the plan

The Compensation Plan establishes the conditions for the Company to grant stock options to its executives and employees, with the purpose of: (i) attracting and keeping as members of the Company (or, as applicable, GPA companies) executives and highly qualified professionals; (ii) facilitating the participation of the Company’s executives and employees or, as the case may be, of GPA companies in the Company's capital and in the equity increases arising from the results to which said executives and employees contributed; (iii) stimulating the achievement of the Company's objectives; and (iv) aligning the interests of the Company's executives and employees or of GPA's companies with those of the Company's shareholders, thereby encouraging the performance of these professionals and ensuring their continuity in the Company's management.

1- As described in item 13.1.c, the variable compensation policy (Profit Sharing) of GPA provides a panel of performance indicators establishing the expected minimum, target and maximum. Achieving the mininum execpected, the amount to be paid is equal to zero.

c.         how the plan contributes to such purposes

The Compensation Plan contributes to the Company's objectives by encouraging the alignment of its long-term interests with the interests of senior executives to achieve higher performance and appreciation of the Company.

d.         how the plan is inserted in the compensation policy of the issuer

The Company believes that by giving the Participants the possibility to act like investors, it encourages the participation of such Participants in the management of the Company so as to create value for the Company and its shareholders.

e.         How the plan aligns the interests of management and of the issuer in the short, medium and long term

By means of the Compensation Plan, the Company seeks to stimulate improvement in its management, in an attempt to gain commitment to long-term results. The improvement of the results and the appreciation of the shares issued by Company, in turn, maximize the profits of the Participants acting as investors together with the other shareholders of Company.

f.          maximum number of shares affected

Stock options granted pursuant to the Compensation Plan may confer acquisition rights on a number of shares not exceeding 2% (two percent) of the total preferred shares issued by the Company. The total number of shares issued or to be issued under the Compensation Plan is subject to adjustments due to splits, grouping and dividends.

g.         maximum number of options to be granted

The maximum number of options to be granted is limited to the maximum number of shares contemplated by the Compensation Plan, as described in item (f) above.

Each stock option shall give the Participant the right to subscription or acquisition of one (1) preferred share issued by Company.

h.         conditions for acquiring shares

The granting of stock options will be formalized by the signature between the Company and the Participant of the Stock option agreement, which shall specify the total number of shares subject to the respective option, the term and conditions for the effective acquisition of the right to exercise the option, the conditions for such exercise, the acquisition price and its payment conditions, in compliance with the Compensation Plan ("Stock Option Agreement").

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For the purposes of the Compensation Plan, the date of the Committee's resolution on the series of options granted shall be the date on which the options shall be considered granted to the respective Participants, provided that the Participant, even if subsequent to the date of the Committee’s resolution, agrees to join the Compensation Plan with the formalization of the Stock Option Agreement ("Granting Date").

The Participant who wishes to exercise their call options shall communicate to the Company, in writing and during the Exercise Period (as set forth in item (i) below), its intention to do so, indicating the number of options it wishes to exercise. Said communication shall comply with the exercise term model attached to the respective Stock Option Agreement ("Stock Option Exercise Term").

The Participant may exercise its call options in whole or in part, on one or more occasions, provided that for each exercise the corresponding Stock Option Exercise Term is submitted during the Exercise Period.

i.          criteria for setting the acquisition or exercise price

The Exercise Price of each stock option granted under the Compensation Plan shall correspond to R$ 0.01 (one cent) ("Exercise Price").

j.          criteria to set the exercise term

The options granted to a Participant shall not be exercisable for a period of thirty six (36) months as from the Granting Date ("Grace Period"), and they may only be exercised in the period beginning on the first day of the 37th (thirty-seventh) month counted from the Granting Date, and ending on the last day of the 42nd (forty-second) month counted from the Granting Date ("Exercise Period"), except for the early exercise events pursuant to item (n) and applicable sub items below, or as authorized by the Committee pursuant to the Plan.

k.         settlement method

By the 30th day of the month in which the Stock Option Exercise Term is submitted, the Company shall inform the respective Participant in writing: (i) the total exercise price to be paid, calculated by multiplying the Exercise Price by the number of options informed by the Participant on the Stock Option Exercise Term; (ii) the date of delivery to the Participant of the shares subject to the exercise of options, which shall occur within 60 (sixty) days as from the date of receipt of the Stock Option Exercise Term ("Share Purchase Date"); (iii) the number of shares to be delivered to the Participant; and (iv) the period in which the Participant shall pay the total exercise price, in local currency, by means of a check or electronic transfer to the bank account held by the Company or through a payroll deduction, and the deadline shall be the 10th (tenth) day prior to the Share Purchase Date.

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l.          restrictions on share transfers

The Compensation Plan does not set forth restrictions on the transfer or circulation of the shares obtained with the exercise of the options, except for the Board of Directors' authority to set forth such restrictions in the grant agreements it deems necessary.

m.        criteria and events that, when detected, lead to suspension of, changes in or termination of the plan

The options granted on the terms of the Compensation Plan shall automatically be terminated, and all effects by operation of law shall cease to exist, in the following events: (i) by exercising them pursuant to item 6 of the Compensation Plan; (ii) after the lapse of the call option term; (iii) by way of the mutual rescission of the Stock Option Agreement by mutual agreement between the Company and the Participant; (iv) if the Company is dissolved, liquidated or in the event of adjudicated bankruptcy; or (v) in the events set forth in item (n) below: subject to any specific conditions that the Human Resources and Compensation Committee may establish for certain Participants.

If the number, type and class of shares existing on the date of approval of the Compensation Plan are changed as a result of bonuses, splits, reverse splits or conversion of shares of one type or class into another or conversion of other shares issued by the Company, the Committee shall make the corresponding adjustment to the number, type and class of the shares subject to the options granted and respective exercise price, in order to prevent discrepancies in the application of the Compensation Plan.

n.         effects of the departure of the administrator of the issuer over their rights under the stock-based compensation plan

In the event of dismissal of the Participant due to discharge, with or without cause, resignation or removal from office, retirement, permanent disability or death, the rights granted under the Compensation Plan may be extinguished or modified, subject to the provisions below:

If, at any time during the term of the Plan, the Participant:

 (i)        is dismissed from the Company (or any company of the GPA), as the case may be, involuntarily, by discharge without cause or removal from office without breaching the manager’s obligations and duties, the Participant may exercise, within ten (10) days as from the date of dismissal, the number of options calculated pro rata temporis in relation to the Grace Period. If there is no exercise by the Participant within the aforementioned term, all non-exercised call options shall be automatically extinguished by operation of law, regardless of prior notice or notification, and the Participant shall not be entitled to indemnification;

 (ii)       is dismissed from the Company (or any GPA company), as the case may be, involuntarily, by discharge without cause or removal from office for breaching the manager’s obligations and duties, all exercisable or not yet exercisable, according to the respective Stock Option Agreement, as of the date of dismissal, shall be automatically extinguished by operation of law, regardless of prior notice or notification, and the Participant shall not be entitled to indemnification;

                                                                                                                                          64

 (iii)      withdraws from the Company (or any GPA company), as the case may be, voluntarily, by resigning from his/her employment, or from his/her manager position, all call options already exercisable or not yet exercisable, pursuant to the respective Stock Option Agreement, as of the date of withdrawal, shall be automatically extinguished by operation of law, regardless of prior notice or notification, and the Participant shall not be entitled to indemnification;

 (iv)      withdraws from the Company (or any GPA company), as the case may be, due to retirement, within 15 (fifteen) days as from the date of retirement, the Participant may exercise all call options in accordance with the Stock Option Agreement, including the call options in Grace Period, subject to the other provisions of item 6 of the Compensation Plan. If there is no exercise by the Participant within the aforementioned term, all non-exercised options shall be automatically extinguished by operation of law, regardless of prior notice or notification, and the Participant shall not be entitled to indemnification; and

 (v)       withdraws from the Company (or any GPA company), as the case may be, due to death or permanent disability, within 30 (thirty) days as from the date of death or permanent disability statement, as the case may be, the heirs and legal successors of the Participant, as applicable, may exercise all call options pursuant to the Stock Option Agreement, including the call options in Grace Period, subject to the other provisions of item 6 of the Compensation Plan. If there is no exercise by the heirs or legal successors of the Participant within the aforementioned term, all non-exercised options shall be automatically extinguished by operation of law, regardless of prior notice or notification, and the Participant shall not be entitled to indemnification.

STOCK OPTION PLAN

a.         General terms and conditions

The Stock Option Plan will be managed by the Company's Board of Directors, which established the Company's Human Resources and Compensation Committee to advise on the management of the Stock Option Plan ("Committee").

The members of the Committee shall meet in order to grant stock options of the Stock Option Plan with regard to the Stock Option Plan and, whenever necessary, to make decisions on issues raised with regard to the Stock Option Plan. Each series of granted options shall have the letter "C" followed by a number. In the fiscal year ended December 31st, 2017, options granted in Series C2, C3 and C4 of the Stock Option Plan were in effect.

The employees and executives of the Company are eligible to participate in the Stock Option Plan, it being understood that the employees and executives of the companies members of the GPA deemed key executives ("Participant") may also participate, all being subject to the approval of the Company’s Committee.

                                                                                                                                          65

Participation in the Stock Option Plan does not affect the income to which the Participant is entitled as an employee and/or executive of the Company, such as salary, fees, pro-labore, benefits, profit sharing and/or any other compensation.

b.         Main purposes of the plan

The Stock Option Plan establishes the conditions for the Company to grant stock options to its executives and employees, with the purpose of: (i) facilitating the participation of the Company’s executives and employees or, as the case may be, of GPA companies in the Company's capital and in the equity increases arising from the results to which said executives and employees contributed; (ii) stimulating the achievement of the Company's objectives; and (iii) aligning the interests of the Company's executives and employees or of GPA's companies with those of the Company's shareholders.

c.         How the plan contributes to such purposes

The Plan contributes to the Company's objectives by encouraging the alignment of its long-term interests with the interests of senior executives to achieve higher performance and appreciation of the Company.

d          How the plan is inserted in the compensation policy of the issuer

The Company believes that by giving the Participants the possibility to act like investors, it encourages the participation of such Participants in the management of the Company so as to create value for the Company and its shareholders.

e.         How the plan aligns the interests of management and of the company in the short, medium and long term

By means of the Stock Option Plan, the Company seeks to stimulate improvement in its management, in an attempt to gain commitment to long-term results. The improvement of the results and the appreciation of the shares issued by Company, in turn, maximize the profits of the Participants acting as investors together with the other shareholders of Company.

f.          Maximum number of shares affected

Stock options granted pursuant to the Stock Option Plan may confer acquisition rights on a number of shares not exceeding 2% (two percent) of the total preferred shares issued by the Company. The total number of shares issued or to be issued under the Stock Option Plan is subject to adjustments due to splits, grouping and dividends.

g.         Maximum number of options to be granted

The maximum number of options to be granted is limited to the maximum number of shares contemplated by the Stock Option Plan, as described in item (f) above.

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Each stock option shall give the Participant the right to subscription or acquisition of one (1) preferred share issued by Company.

h.         Conditions for acquiring shares

The granting of stock options shall be formalized by the signature between the Company and the Participant of the Stock Option Agreement, which shall specify the total number of shares subject to the respective option, the term and conditions for the effective acquisition of the right to exercise the option, the conditions for such exercise, the acquisition price and its payment conditions, in compliance with the the Plan ("Stock Option Agreement").

For the purposes of the Stock Option Plan, the date of the Committee's resolution on the series of options granted shall be the date on which the options shall be deemed to have been granted to the respective Participants, provided that the Participant, even if subsequent to the date of the Committee’s resolution, agrees to join the Stock Option Plan with the formalization of the Stock Option Agreement ("Granting Date").

The Participant who wishes to exercise their call options shall communicate to the Company, in writing and during the Exercise Period (as set forth in item (i) below), its intention to do so, indicating the number of options it wishes to exercise. Said communication shall comply with the exercise term model attached to the respective Stock Option Agreement ("Stock Option Exercise Term").

The Participant may exercise its call options in whole or in part, on one or more occasions, provided that for each exercise the corresponding Stock Option Exercise Term is submitted during the Exercise Period.

i.          Criteria for setting the acquisition or exercise price

For each series of options granted under the Stock Option Plan, the Exercise Price of each stock option shall be equal to 80% of the average closing price of the preferred shares issued by the Company traded in the last twenty (20) biddings of B3 prior to the date of the Committee's meeting which decides on the granting of the options of that series ("Exercise Price").

j.          Criteria to set the exercise term

The options granted to a Participant shall not be exercisable for a period of thirty six (36) months as from the Granting Date ("Grace Period"), and they may only be exercised in the period beginning on the first day of the 37th (thirty-seventh) month counted from the Granting Date, and ending on the last day of the 42nd (forty-second) month counted from the Granting Date ("Exercise Period"), except for the early exercise events pursuant to item (n) and applicable sub items below, or as authorized by the Committee pursuant to the Plan.

k.         settlement method

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By the 30th day of the month in which the Stock Option Exercise Term is submitted, the Company shall inform the respective Participant in writing: (i) the total exercise price to be paid, calculated by multiplying the Exercise Price by the number of options informed by the Participant on the Stock Option Exercise Term; (ii) the date of delivery to the Participant of the shares subject to the exercise of options, which shall occur within 60 (sixty) days as from the date of receipt of the Stock Option Exercise Term ("Share Purchase Date"); (iii) the number of shares to be delivered to the Participant; and (iv) the period in which the Participant shall pay the total exercise price, in cash, by means of a check or electronic transfer to the bank account held by the Company, and the deadline shall be the 10th (tenth) day prior to the Share Purchase Date.

l.          Restrictions on share transfers

For a period of 180 (one hundred and eighty) days as from the Share Purchase Date, the Participant shall be prohibited from, directly or indirectly, selling, assigning, exchanging, disposing, transferring, granting an option or entering into any instrument or agreement that results or may result in the direct or indirect, onerous or gratuitous, disposition of all or any of the shares acquired through the exercise of the call option under the Stock Option Plan.

m.        Criteria and events that, when detected, lead to suspension of, changes in or termination of the plan

Without prejudice to any provision to the contrary in the Stock Option Plan, the options granted pursuant to the terms of the Stock Option Plan shall automatically be terminated, and all effects by operation of law shall cease to exist, in the following events: (i) by exercising them pursuant to item 6 of the Stock Option Plan; (ii) after the lapse of the call option term; (iii) by way of the mutual rescission of the Stock Option Agreement by mutual agreement between the Company and the Participant; (iv) if the Company is dissolved, liquidated or in the event of adjudicated bankruptcy; or (v) in the events set forth in item (n) below.

If the number, type and class of shares existing on the date of approval of the Stock Option Plan are changed as a result of bonuses, splits, reverse splits or conversion of shares of one type or class into another or conversion of other shares issued by the Company, the Committee shall make the corresponding adjustment to the number, type and class of the shares subject to the options granted and respective exercise price, in order to prevent discrepancies in the application of the Stock Option Plan.

n.         effects of the departure of the administrator of the issuer over their rights under the stock-based compensation plan

In the event of dismissal of the Participant due to discharge, with or without cause, resignation or removal from office, retirement, permanent disability or death, the rights granted under the Stock Option Plan may be extinguished or modified, subject to the provisions below:

If, at any time during the term of the Stock Option Plan, the Participant:

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 (i)        dismissed from the Company (or any company of the GPA), as the case may be, involuntarily, by discharge without cause or removal from office without breaching the manager’s obligations and duties, the Participant may exercise, within ten (10) days as from the date of dismissal, the number of options calculated pro rata temporis in relation to the Grace Period. If there is no exercise by the Participant within the aforementioned term, all non-exercised call options shall be automatically extinguished by operation of law, regardless of prior notice or notification, and the Participant shall not be entitled to indemnification;

 (ii)       dismissed from the Company (or any GPA company), as the case may be, involuntarily, by discharge without cause or removal from office for breaching the manager’s obligations and duties, all exercisable or not yet exercisable, pursuant to the respective Stock Option Agreement, as of the date of dismissal, shall be automatically extinguished by operation of law, regardless of prior notice or notification, and the Participant shall not be entitled to indemnification;

 (iii)      withdraws from the Company (or any GPA company), as the case may be, voluntarily, by resigning from his/her employment, or from his/her manager position, all call options already exercisable or not yet exercisable, according to the respective Stock Option Agreement, as of the date of withdrawal, shall be automatically extinguished by operation of law, regardless of prior notice or notification, and the Participant shall not be entitled to indemnification;

 (iv)      withdraws from the Company (or any GPA company), as the case may be, due to retirement, within 15 (fifteen) days as from the date of retirement, the Participant may exercise all call options in accordance with the Stock Option Agreement, including the call options in Grace Period, subject to the other provisions of item 6 of the Stock Option Plan. If there is no exercise by the Participant within the aforementioned term, all non-exercised options shall be automatically extinguished by operation of law, regardless of prior notice or notification, and the Participant shall not be entitled to indemnification; and

 (v)       withdraws from the Company (or any GPA company), as the case may be, due to death or permanent disability, within 30 (thirty) days as from the date of death or permanent disability statement, as the case may be, the heirs and legal successors of the Participant, as applicable, may exercise all call options pursuant to the Stock Option Agreement, including the call options in Grace Period, subject to the other provisions of item 6 of the Stock Option Plan. If there is no exercise by the heirs or legal successors of the Participant within the aforementioned term, all non-exercised options shall be automatically extinguished by operation of law, regardless of prior notice or notification, and the Participant shall not be entitled to indemnification.

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13.5 – Stock-based compensation of the Board of Directors and Statutory Board

Tables below indicate stock-based compensation recognized in our result for the last three (3) fiscal years and the stock-based compensation estimated for the current fiscal year, for the Board of Directors and the Board of Executive Officers.

Stock-based compensation estimated for the fiscal year of 2018

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
	Board of Directors	Board of Executive Officers
Total number of members	14.0	5.75
number of members receiving compensation	0	5.75
Weighted average exercise price:
(a) Outstanding options at the beginning of the fiscal year	N/A	0.01 (B2) 77.27 (C2) 0.01 (B3) 37.21 (C3) 0.01 (B4) 56.78 (C4) 0.01 (B5) 54.26 (C5)¹
(b) Options lost during the fiscal year	N/A	N/A
(c) Options exercised during the fiscal year	N/A	0
d) Options expired during the fiscal year	N/A	0
.Potential dilution in the event of all options granted being exercised	N/A	1.43%[1]

Stock-based compensation - fiscal year ended 12/31/2017

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
	Board of Directors	Board of Executive Officers
Total number of members	16.08	6.75
number of members receiving compensation	0	6.75
Weighted average exercise price:
(a) Outstanding options at the beginning of the fiscal year	N/A	0.01 (A7 Gold) 80.00 (A7 Silver) 0.01 (B1) 83.22 (C1) 0.01 (B2) 77.27 (C2) 0.01 (B3) 37.21 (C3) 0.01 (B4) 56.78 (C4)
(b) Options lost during the fiscal year	N/A	N/A
(c) Options exercised during the fiscal year	N/A	0,01 (A7 Gold) 80,00 (A7 Silver) 0.01 (B1) 0.01 (B2) 0.01 (B3) 37.21 (C3) 0.01 (B4) 56.78 (C4)
(d) Options expired during the fiscal year	N/A	83.22 (C1) 0.01 (B4) 56.78 (C4)
.Potential dilution in the event of all options granted being exercised	N/A	0.85%

1 The dilution presented is an estimate, taking into account the addition of options to be granted this year (B5, C5) and it is subject to change, depending on the quotation of shares in the stock exchange on the granting date.

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Stock-based compensation - fiscal year ended 12/31/2016

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
	Board of Directors	Board of Executive Officers
Total number of members	14.58	6.83
number of members receiving compensation	0	5
Weighted average exercise price:
(a) Outstanding options at the beginning of the fiscal year	N/A	0.01 (A7 Gold) 80.00 (A7 Silver) 0.01 (B1) 83.22 (C1) 0.01 (B2) 77.27 (C2) 0.01 (B3) 37.21 (C3)
(b) Options lost during the fiscal year	N/A	0
(c) Options exercised during the fiscal year	N/A	0.01 (B2) 0.01 (B3)
(d) Options expired during the fiscal year	N/A	0
.Potential dilution in the event of all options granted being exercised	N/A	0.24%

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Stock-based compensation - fiscal year ended 12/31/2015

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
	Board of Directors	Board of Executive Officers
Total number of members	11	6
number of members receiving compensation	0	5
Weighted average exercise price:
(a) Outstanding options at the beginning of the fiscal year	N/A	0.01 (A6 Gold) 64.13 (A6 Silver) 0.01 (A7 Gold) 80.00 (A7 Gold) 0.01 (B1) 83.22 (C1) 0.01 (B2) 77.27 (C2)
(b) Options lost during the fiscal year	N/A	0
(c) Options exercised during the fiscal year	N/A	0.01 (A5 gold) 54.69 (A5 Silver) 0.01 (A6 Gold) 64.13 (A6 Silver)
(d) Options expired during the fiscal year	N/A	0
.Potential dilution in the event of all options granted being exercised	N/A	0.01%

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For each grant recognized in the result of the last three (3) fiscal years and the current fiscal year:

Series A5:

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
	Board of Directors	Board of Executive Officers
Stock options grant	No	Yes
Granting Date	N/A	05/31/2011
Number of options granted	N/A	2,563 (Silver) 2,562 (Gold)
Term for the options to become exercisable	N/A	05/31/2014
Maximum term to exercise the options	N/A	05/31/2015
Lock-up period	N/A	N/A
Fair value of the options on the Granting Date (per option)	N/A	R$8.52 (Silver) R$63.20 (Gold)

Series A6:

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
	Board of Directors	Board of Executive Officers
Stock options grant	No	Yes
Granting Date	N/A	03/15/2012
Number of options granted	N/A	8,320 (Silver) 8,442 (Gold)
Term for the options to become exercisable	N/A	03/31/2015
Maximum term to exercise the options	N/A	03/31/2016
Lock-up period	N/A	N/A
Fair value of the options on the Granting Date (per option)	N/A	R$ 20.27 (Silver) R$ 84.39 (Gold)

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Series A7:

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
	Board of Directors	Board of Executive Officers
Stock options grant	No	Yes
Granting Date	N/A	03/15/2013
Number of options granted	N/A	12,969 (Silver) 12,961 (Gold)
Term for the options to become exercisable	N/A	03/31/2016
Maximum term to exercise the options	N/A	03/31/2017
Lock-up period	N/A	N/A
Fair value of the options on the Granting Date (per option)	N/A	R$ 25.59 (Silver) R$ 105.58 (Gold)

Series B1:

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
	Board of Directors	Board of Executive Officers
Stock options grant	No	Yes
Granting Date	N/A	05/30/2014
Number of options granted	N/A	23,752
Term for the options to become exercisable	N/A	06/01/2017
Maximum term to exercise the options	N/A	11/30/2017
Lock-up period	N/A	N/A
Fair value of the options on the Granting Date (per option)	N/A	R$ 101.83

                                                                                                                                          74

Series C1:

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
	Board of Directors	Board of Executive Officers
Stock options grant	No	Yes
Granting Date	N/A	05/30/2014
Number of options granted	N/A	23,750
Term for the options to become exercisable	N/A	06/01/2017
Maximum term to exercise the options	N/A	11/30/2017
Lock-up period	N/A	180 days
Fair value of the options on the Granting Date (per option)	N/A	R$ 17.78

Series B2:

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
	Board of Directors	Board of Executive Officers
Stock options grant	No	Yes
Granting Date	N/A	05/29/2015
Number of options granted	N/A	107,674
Term for the options to become exercisable	N/A	06/01/2018
Maximum term to exercise the options	N/A	11/30/2018
Lock-up period	N/A	N/A
Fair value of the options on the Granting Date (per option)	N/A	R$ 34.60

Series C2:

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
	Board of Directors	Board of Executive Officers
Stock options grant	No	Yes
Granting Date	N/A	05/29/2015
Number of options granted	N/A	107,662
Term for the options to become exercisable	N/A	06/01/2018
Maximum term to exercise the options	N/A	11/30/2018
Lock-up period	N/A	180 days
Fair value of the options on the Granting Date (per option)	N/A	R$ 85.64

                                                                                                                                          75

Series B3:

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
	Board of Directors	Board of Executive Officers
Stock options grant	No	Yes
Granting Date	N/A	05/31/2016
Number of options granted	N/A	356.760
Term for the options to become exercisable	N/A	06/01/2019
Maximum term to exercise the options	N/A	11/30/2019
Lock-up period	N/A	N/A
Fair value of the options on the Granting Date (per option)	N/A	R$ 40.44

Series C3:

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
	Board of Directors	Board of Executive Officers
Stock options grant	No	Yes
Granting Date	N/A	05/31/2016
Number of options granted	N/A	356.760
Term for the options to become exercisable	N/A	06/01/2019
Maximum term to exercise the options	N/A	11/30/2019
Lock-up period	N/A	180 days
Fair value of the options on the Granting Date (per option)	N/A	R$ 16.98

                                                                                                                                          76

Series B4:

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
	Board of Directors	Board of Executive Officers
Stock options grant	No	Yes
Granting Date	N/A	05/31/2017
Number of options granted	N/A	238,581
Term for the options to become exercisable	N/A	06/01/2020
Maximum term to exercise the options	N/A	11/30/2020
Lock-up period	N/A	N/A
Fair value of the options on the Granting Date (per option)	N/A	R$ 68.97

Series C4:

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
	Board of Directors	Board of Executive Officers
Stock options grant	No	Yes
Granting Date	N/A	05/31/2017
Number of options granted	N/A	238,581
Term for the options to become exercisable	N/A	06/01/2020
Maximum term to exercise the options	N/A	11/30/2020
Lock-up period	N/A	180 days
Fair value of the options on the Granting Date (per option)	N/A	R$ 30.74

                                                                                                                                          77

13.6 -   Outstanding Options of the Board of Directors and the Statutory Board of Executives, at the end of the last fiscal year.

The members of our Board of Directors were not eligible for our Stock Option Plan and stock-based compensation plan in 2017. We present below the stock-based compensation paid to our Board of Executive Officers in 2017.

Amounts for the year of 2017:

                                                                                                                                          78

	Board of Executive Officers
Total number of members Number of members receiving compensation	6,75
Regarding each grant of options:*:*	Series B1	Series C1	Series B2	Series C2	Series B3	Series C3	Series B4	Series C4
Granting Date	05/30/2014	05/30/2014	05/29/2015	05/29/2015	05/31/2016	05/31/2016	05/31/2017	05/31/2017
Number of options granted (in No. of shares)	23,752	23,750	107,674	107,662	356,760	356,760	238,581	238,581
Term for the options to become exercisable	06/01/2017	06/01/2017	06/01/2018	06/01/2018	06/01/2019	06/01/2019	06/01/2020	06/01/2020
Maximum term to exercise the options	11/30/2017	11/30/2017	11/30/2018	11/30/2018	11/30/2019	11/30/2019	11/30/2020	11/30/2020
Lock-up period	N/A	180 days	N/A	180 days	N/A	180 days	N/A	180 days
Weighted average exercise price of each of the following groups of shares:
Outstanding at the beginning of the fiscal year (R$, per share)	0.01	83.22	0.01	77.27	0.01	37.21	0.01	56.78
Lost during the fiscal year (R$, per share)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Exercised during the fiscal year (R$, per share)	0.01	N/A	0.01	N/A	0.01	37.21	0.01	56.78
Expired during the fiscal year (R$, per share)	N/A	83.22	N/A	N/A	N/A	N/A	N/A	N/A
Fair value of the options on the Granting Date (R$, per share	101.83	44.36	85.64	34.60	40.44	16.98	68.97	30.74
Potential dilution in the event the options are exercised	0%	0%	0%	0%	0%	0%	0%	0%

13.7 - Options exercised and shares delivered related to stock-based compensation of the Board of Directors and Statutory Board of Executive Officers

The members of our Board of Directors have not been eligible for our Stock Option Plan and our stock-based compensation plan in 2015, 2016 and 2017. We present below the options that have been exercised and the shares delivered to the members of our Board of Executive Officers in 2015, 2016 and 2017.

Shares associated to the exercise of the stock options are delivered on the date of the relevant exercise and each option entitles the holder to one share. Thus, there is no difference between the exercised options and the shares delivered for the years of 2015, 2016 and 2017.

Amounts for the year of 2017

			Board of Executive Officers
Number of members receiving compensation (who exercised their options)	4
Regarding exercised and delivered shares:	Series A6 – Gold	Series A6 – Silver	Series B1	Series B4
Number of shares	13,286	12,969	23,750	145,212
Weighted average exercise price (R$, per share)	0.01	80.00	0.01	0.01
Total difference between the exercise value and market value of shares related to options exercised (R$, per share)	62.86	-17.13	74.48	74.48

Amounts for the year of 2016

	Board of Executive Officers
Number of members receiving compensation (who exercised their options)	1
Regarding exercised and delivered shares:	Series B2	Series B3
Number of shares	81,970	218,390
Weighted average exercise price (R$, per share)	0.01	0.01
Total difference between the exercise value and market value of shares related to options exercised (R$, per share)	57.27	52.32

Amounts for the year of 2015

	Board of Executive Officers
Number of members receiving compensation (who exercised their options)	2
Regarding exercised and delivered shares:	Series A5 – Gold	Series A5 – Silver	Series A6 – Gold	Series A6 – Silver
Number of shares	2,563	2,562	8,442	8,320
Weighted average exercise price (R$, per share)	0.01	46.49	0.01	64.13
Total difference between the exercise value and market value of shares related to options exercised (R$, per share)	56.91	10.43	56.91	-7.21

13.8 -   Information necessary to understand the data disclosed in items 13.6 to 13.7 - pricing method of the value of shares and options

a.                 pricing model

The fair value of each option granted is estimated at the grant date based on the Black-Scholes option pricing model.

b.                data and assumptions used in the pricing model, including the weighted average price of the shares, exercise price, expected volatility, option period, expected dividends and risk-free interest rate

The fair value of each option granted is estimated on the granting date using the Black-Scholes-Merton model of option pricing, taking into account the following assumptions, regarding the options effective in 2017:

As of the Granting Date
Weighted average price of shares (per share), as per average value of the last 20 auctions in relation to the Granting Date	Series B1: R$ 104.03 Series C1: R$ 104.03 Series B2: R$ 93.37 Series C2: R$ 93.37 Series B3: R$ 46.51 Series C3: R$ 46.51 Series B4: R$ 70.98 Series C4: R$ 70.98
Exercise Price	Series B1: R$ 0.01 Series C1: R$ 83.22 Series B2: R$ 0.01 Series C2: R$ 77.27 Series B3: R$ 0.01 Series C3: R$ 37.21 Series B4: R$ 0.01 Series C4: R$ 56.78
Restated updated volatility	35.19%
Life period of options	3 years
Expected dividends	0.57%
Risk-free interest rate	9.28% to 10.07%
Fair value of the option on the Granting Date (per option)	See item 13.6 above.

c.                 method used and assumptions made to incorporate the expected effects of early exercise

We do not take into account, for purposes of option pricing, the early exercises resulted from dismissal, death or disability of the beneficiary, as well as from corporate events.

We have adopted the assumption that the options will be exercised from the moment in which they become exercisable. Thus, the life period of options adopted for calculation is 3 years, according to the granting series and associated vesting periods of the shares.

d.                method of determining expected volatility

For the calculation of the expected volatility, we used standard deviation of the natural logarithm of historical daily variations of the price of shares issued by our Company, according to the effective period of the options.

e.                 other characteristics incorporated in the calculation of the options’ fair value

There are no additional characteristics to report in this item.

13.9 -   Interest held by members of the Board of Directors, the statutory Board of Executive Officers and the Fiscal Council

  Shares or quotas directly or indirectly held, in Brazil or abroad, issued by the issuer, its direct or indirect controllers companies, subsidiaries or companies under common control.

Board of Directors                0

Board of Executive Officers 470.379 shares issued by CBD

Fiscal Council                                    0

  Other securities convertible into shares or quotas, issued by the issuer, its direct or indirect controlled companies, subsidiaries or companies under common control.

Board of Directors                0

Board of Executive Officers 0

Fiscal Council                                    0

13.10 - Information on pension plans for members of the Board of Directors and Statutory Board of Executive Officers

We present below information related to the private pension plans in force and conferred to the members of our management.

Board of Executive Officers
Number of members	6.75
Number of members receiving compensation 1	3.75
Name of the Plan	Private Pension Plan of Pão de Açúcar Group with Brasilprev Seguros e Previdência S.A
Number of managers who have the conditions to retire	None
Conditions for anticipated retirement

- To be, at least, 60 years old;

- To have, at least, 10-year bond with Pão de Açúcar Group;

- To have contributed with the Pension Plan for, at least, 5 years; and

- To have ended the bond with Pão de Açúcar Group.

Updated amount of the contributions accumulated in the pension plan, until the end of the past fiscal year, less the portion of contributions made directly by the executives (in R$)	R$ 3,231,139.60
Total accumulated amount of contributions made during the last fiscal year, less the portion of contributions made directly by the executives (in R$)	R$ 720,182.48

Possibility and conditions for early redemption:

The early redemption is possible, in the event of dismissal/withdrawal of the beneficiary from our Company. As for the redemption of contributions performed by our Company, the reserve balance shall be released according to the following ratio:

- No redemption, if he/she has contributed for less than 5 years;

- Redemption of 50% of the balance, if he/she has contributed for 5 to 6 years;

- Redemption of 60% of the balance, if he/she has contributed for 6 to 7 years;

- Redemption of 70% of the balance, if he/she has contributed for 7 to 8 years;

- Redemption of 80% of the balance, if he/she has contributed for 8 to 9 years;

- Redemption of 90% of the balance, if he/she has contributed for 9 to 10 years; e

- Redemption of 100% of the balance, if he/she has contributed for more than 10 years.

1 The number of members of our Board of Executive Officers receiving compensation of private pension plan, reported in the table above, corresponds to the annual average number of Officers receiving compensation that is monthly assessed, as shown below:

Month	Number of Members of the Board of Executive Officers.
January	4
February	4
March	4
April	4
May	4
June	4
July	4
August	4
September	4
October	3
November	3
December	3
Total	45
Total number of members / 12	3.75

13.11 - Maximum, minimum and average compensation of the Board of Directors, Statutory Board of Executive Officers and Fiscal Council

Justification for not completing the table:

Whereas most members of our Board of Directors and our Board of Executive Officers are associated with the Brazilian Institute of Finance Executives (“IBEF”), information of this item is not disclosed due to judicial decision rendered in the court records No. 0002888-21.2010.4.02.5101, pending before the 5th Federal Court of the State of Rio de Janeiro. Such positioning has been approved at a Board of Directors’ meeting.

13.12 - Compensation or indemnification mechanisms for officers in the event removal from office or retirement

As on December 31st, 2017, we had no contractual arrangements, insurance policies or other instruments that structure compensation mechanisms or indemnification for managers in place, in the event of dismissal or retirement.

13.13 - Percentage of total compensation held by executives and members of the Fiscal Council that are related parties to the controlling shareholders of the Company

Amounts for the year of 2017:

Board of Directors	Board of Executive Officers	Fiscal Council	Total
36.67%	0%	0%	2.26%

Amounts for the year of 2016:

Board of Directors	Board of Executive Officers	Fiscal Council	Total
31.87%	0%	0%	3.12%

Amounts for the year of 2015:

Board of Directors	Board of Executive Officers	Fiscal Council	Total
27.51%	0%	0%	1.97%

13.14 - Compensation of members of the Board of Directors, Statutory Board of Executive Officers or Fiscal Council received due to any reason other than the position he/she holds.

Amounts for the year of 2017

Board of Directors	Board of Executive Officers	Fiscal Council	Total
R$ 0.00	R$ 0.00	R$ 0.00	R$ 0.00

Amounts for the year of 2016

Board of Directors	Board of Executive Officers	Fiscal Council	Total
R$ 0.00	R$ 0.00	R$ 0.00	R$ 0.00

Amounts for the year of 2015

Board of Directors	Board of Executive Officers	Fiscal Council	Total
R$ 0.00	R$ 0.00	R$ 0.00	R$ 0.00

********************

IV.

IV.             Management Proposal – Election of the Members of the Board of Directors

The Management of the Company proposes the election of the members of the Board of Directors, for a two-year term, as indicated below.

The Management of the Company informs that, according to the public information, it is not possible for the shareholders to request the adoption of multiple vote process as the Company’s majority shareholder holds 99.94% of the common shares issued by the Company.

As set forth in article 10 of ICVM 481, the Management attaches to this proposal the information referred to in items 12.5 to 12.10 of the Company’s Formulário de Referência to occupy the position as Members of the Board of Directors:

Exhibit to the Management Proposal – Election of the members of the Board of Directors

12.5.    With respect to each manager, indicate, as a table:

a) Name	Jean-Charles Henri Naouri
(b) Date of birth	03/08/1949
(c) Occupation	Business manager
(d) CPF or Passport Number	Passport from the Republic of France No. 06AZ68039
(e) Elected Position Held	Chairman of the Board of Directors
(f) Date of Election	04/27/2016
(g) Office Assumption Date	04/27/2016
(h) Mandate Term	2 years
(i) Other Positions or Functions Exercised at the Company	He belongs only to the Board of Directors
(j) Indicate if elected by the controlling shareholder	Yes
(k) If independent member and, if positive, the issuer’s criterion to determine independence	No.
(l) Number of Consecutive Tenures	6

 (m) Information on the main professional experiences during the last 5 years, indicating: i. name and activity segment of the company; position and if the company composes (i) the issuer’s economic group or (ii) is controlled by issuer’s shareholder holding direct or indirect interest, equal to or exceeding 5% of same class or type of issuer’s security; and ii. indicate all management positions held in other companies or third sector organizations.

Jean-Charles Henri Naouri – CPF/MF:000.000.000-00 has been a member of the Company’s Board of Directors since 2005. He is also president and chief executive officer of Casino Group, president of its controller, S.A.S.. He also holds the following positions: Chairman of the Board of Directors of Rallye S.A., member of the Board of Directors of F. Marc de Lacharrière (Fimalac) S.A., vice-president of Casino Group Corporate Foundation and president of Euris Foundation. On June 2013, Mr. Naouri was appointed by the French Ministry of Foreign Affairs to be a special representative for economic relations with Brazil. In the last 5 years, he was president and chief executive officer of Casino Finance (until 2017), chairman of the Board of Directors of Cnova N.V. (until 2015), chairman of the Board of Directors of Wilkes Participações (until 2015), president and chief executive officer (until 2013), then chairman of the supervisory board (until 2013) and member of the supervisory board (until 2014) of Monoprix S.A., and chief executive officer of Rallye S.A. (until 2013). From 1982 to 1986, Mr. Naouri was head of the team of the French National Social and Solidarity Ministry and the Ministry of Economy, Finance and Budget of France. Mr. Naouri is the Finance Inspector of the French government. Mr. Naouri holds a bachelor degree from the Ecole Normale Supérieur and the Ecole Nationale d’Administration and holds a Ph.D. in Mathematics and studied at Harvard University.

 (n) Description of any of the following events that may have occurred in the last 5 years: (i) criminal condemnation; (ii) condemnation in administrative CVM process; and (iii) final conviction that has suspended or disqualified from practicing any professional or commercial activity.

Not applicable

(a) Name	Arnaud Daniel Charles Walter Joachim Strasser
(b) Date of birth	07/06/1969
(c) Occupation	Business manager
(d) CPF or Passport Number	234.109.258-64
(e) Elected Position Held	Vice-president of the Company’s Board of Directors since 2012 and member of the Board of Directors since 2010.
(f) Date of Election	04/27/2016
(g) Office Assumption Date	04/27/2016
(h) Mandate Term	2 years
(i) Other Positions or Functions Exercised at the Company	Member of the Board of Directors; Member of the Finance Committee; Member of the Corporate Governance Committee; and Member of the Human Resources and Compensation Committee.
(j) Indicate if elected by the controlling shareholder	Yes.
(k) If independent member and, if positive, the issuer’s criterion to determine independence	No
(l) Number of Consecutive Tenures	4

(m) Information on the main professional experiences during the last 5 years, indicating: i. name and activity segment of the company; position and if the company composes (i) the issuer’s economic group or (ii) is controlled by issuer’s shareholder holding direct or indirect interest, equal to or exceeding 5% of same class or type of issuer’s security; and ii. indicate all management positions held in other companies or third sector organizations.

Arnaud Daniel Charles Walter Joachim Strasser - 234.109.258-64 Mr. Strasser is the Chairman of the Company’s Human Resources and Compensation Committee. He is also a member of the Board of Directors of the following companies of Casino Group: (i) Cnova since 2014; Éxito since 2010 and (iii) Via Varejo since 2012 (in which he is vice-president since 2013). Until 2016, he acted as member of the Board of Directors of Exito, until 2014, Mr. Strasser also acted as member of the board of directors of Big C Supercenter plc., also belonging to Casino Group. He has been working for Casino Group since 2007, where he currently acts as director of corporate development and equity stakes. Mr. Strasser holds a bachelor degree from the Ecole Nationale d’Administration and a master degree from the Hautes Etudes Commerciales and Institut d’Estudis Politiques de Paris.

 (n) Description of any of the following events that may have occurred in the last 5 years: (i) criminal condemnation; (ii) condemnation in administrative CVM process; and (iii) final conviction that has suspended or disqualified from practicing any professional or commercial activity

Not applicable

a) Name	Manfred Heinrich Gartz
(b) Date of birth	09/20/1978
(c) Occupation	Production Engineer
(d) CPF or Passport Number	C4FGGXNP6
(e) Elected Position Held	Member of the Board of Directors
(f) Date of Election	04/27/2017
(g) Office Assumption Date	04/27/2017
(h) Mandate Term	04/30/2018
(i) Other Positions or Functions Exercised at the Company	He belongs only to the Board of Directors
(j) Indicate if elected by the controlling shareholder	Yes
(k) If independent member and, if positive, the issuer’s criterion to determine independence	No
(l) Number of consecutive tenures:	0
(m) Information on the main professional experiences during the last 5 years

Manfred Heinrich Gartzé is Finance Executive Officer of Almacenes Éxito S.A. He is an executive with broad experience in the financial sector. In 2015, he began his professional career at Bancolombia Group, where he had the opportunity to take on several responsibilities in project planning, strategy and strategic management. Later, he  held several positions in the position of Vice-President of Corporate Finance, leading projects of mergers, acquisitions and structured finance in Latin America. His most recent role in that institution was as Vice-President of Mergers and Acquisitions and Investment Bank. He is a production engineer with an MBA in Finance from EAFIT University in Medellin, and a holds a master degree in Finance from Boston College.

 (n) Description of any of the following events that may have occurred in the last 5 years: (i) criminal condemnation; (ii) condemnation in administrative CVM process; and (iii) final conviction that has suspended or disqualified from practicing any professional or commercial activity

Not applicable

(a) Name	Carlos Mario Giraldo Moreno
(b) Date of birth	09/21/1960
(c) Occupation	Lawyer
(d) CPF or Passport Number	PE085281
(e) Elected Position Held	Member of the Board of Directors
(f) Date of Election	04/27/2016
(g) Office Assumption Date	04/27/2016
(h) Mandate Term	2 years
(i) Other Positions or Functions Exercised at the Company	Member of the Human Resources and Compensation Committee; and Member of the Corporate Governance Committee.
(j) Indicate if elected by the controlling shareholder	Yes
(k) Independent member	No
(l) Number of Consecutive Tenures	1

(m) Information on the main professional experiences during the last 5 years, indicating: i. name and activity segment of the company; position and if the company composes (i) the issuer’s economic group or (ii) is controlled by issuer’s shareholder holding direct or indirect interest, equal to or exceeding 5% of same class or type of issuer’s security; and ii. indicate all management positions held in other companies or third sector organizations.

Mr. Carlos has been Chief Executive Officer of Éxito Group since March 2013, after acting for five years as Chief Operating Officer. He is currently a member of the Executive Committee of Casino. In 2003, he was appointed Chairman of the Board of the National Business Association ANDI, Colombia’s leading private sector association. Currently, he is a member of the board of the following entities: Solla, ISA and Copa Airlines Colombia.

 (n) Description of any of the following events that may have occurred in the last 5 years: (i) criminal condemnation; (ii) condemnation in administrative CVM process; and (iii) final conviction that has suspended or disqualified from practicing any professional or commercial activity

Not applicable

(a) Name	Eleazar de Carvalho Filho
(b) Date of birth	07/26/1957
(c) Occupation	Economist
(d) CPF or Passport Number	382.478.107-78
(e) Elected Position Held	Member of the Board of Directors
(f) Date of Election	04/27/2016
(g) Office Assumption Date	04/27/2016
(h) Mandate Term	2 years
(i) Other Positions or Functions Exercised at the Company	President of the Finance Committee; and Member of the Audit Committee.
(j) Indicate if elected by the controlling shareholder	Yes
(k) If independent member and, if positive, the issuer’s criterion to determine independence	Yes, pursuant to the definition of “independent member” provided in the Level 2 Listing Regulation of B3 S.A.’s Corporate Governance[2].
(l) Number of consecutive tenures:	3

(m) Information on the main professional experiences during the last 5 years, indicating: i. name and activity segment of the company; position and if the company composes (i) the issuer’s economic group or (ii) is controlled by issuer’s shareholder holding direct or indirect interest, equal to or exceeding 5% of same class or type of issuer’s security; and ii. indicate all management positions held in other companies or third sector organizations.

Mr. Eleazar de Carvalho Filho has been an independent member of our board of directors since 2012 and a member of the board of directors of Cnova since October 2014. Since 2018, he has been a member of the Transitional Board of Directors, as provided for in the judicial reorganization plan approved at the General Meeting of Creditors of Oi S.A. – under Judicial Reorganizaion. Founding partner of Virtus BR Partners – an independent financial consulting firm – and Sinfonia Capital. Currently, Mr. Carvalho Filho is also a member of the board of directors of FMC Technologies, Inc. and Brookfield Renewable Energy Partners. Previously, he was Chief Executive Officer of Unibanco Banco de Investimentos, president of BNDES and superintendent director of Banco UBS – Brasil. Mr. Eleazar de Carvalho Filho was President of BHP Billiton Brasil and member of the board of directors of Petrobras, Centrais Elétricas Brasileiras, Vale, Tele Norte Leste Participações, Alpargatas, among others. He is also the chairman of the board of trustees of the Brazilian Symphony Orchestra Foundation. Mr. Eleazar de Carvalho Filho holds a bachelor degree in economics from New York University with a master degree in international relations from Johns Hopkins University.

 (n) Description of any of the following events that may have occurred in the last 5 years: (i) criminal condemnation; (ii) condemnation in administrative CVM process; and (iii) final conviction that has suspended or disqualified from practicing any professional or commercial activity

Not applicable

2  Pursuant to Level 2 Listing Regulation of B3 S.A’s Corporate Governance, “independent director” is characterized by: (i) no bond with the Company, except for an equity interest; (ii) not being a Controlling Shareholder, spouse or relative up to second degree of a controlling shareholder, or not being or have been, in the last three (3) years, bound to a company or entity related to the controlling shareholder (persons bound to public educational and/or research institutions are excluded from this restriction); (iii) not having been, during the last three (3) years, an employee or Officer of the Company, the Controlling Shareholder, or of a company controlled by the Company; (iv) not being a direct or indirect supplier or purchaser of services and/or products of the Company, to an extent entailing loss of independence; (v) not being an employee or manager of a company or entity offering or demanding services and/or products to or from the Company, to an extent entailing loss of independence; (vi) not being a spouse or relative up to second degree of any manager of the Company; and (vii) not receiving other remuneration from the Company other than that related to the position of director (cash earnings arising from interest in the capital are excluded from this restriction).

(a) Name	Jose Gabriel Loaiza Herrera
(b) Date of birth	03/19/1975
(c) Occupation	Administrator
(d) CPF or Passport Number	PE079042
(e) Elected Position Held	Member of the Board of Directors
(f) Date of Election	04/27/2016
(g) Office Assumption Date	04/27/2016
(h) Mandate Term	2 years
(i) Other Positions or Functions Exercised at the Company	Member of the Finance Committee
(j) Indicate if elected by the controlling shareholder	Yes
(k) if independent member and, if positive, the issuer’s criterion to determine independence	No
(l) number of consecutive tenures	1

(m) Information on the main professional experiences during the last 5 years, indicating: i. name and activity segment of the company; position and if the company composes (i) the issuer’s economic group or (ii) is controlled by issuer’s shareholder holding direct or indirect interest, equal to or exceeding 5% of same class or type of issuer’s security; and ii. indicate all management positions held in other companies or third sector organizations.

Mr. José Gabriel is International Business Vice-President. Mr. José Gabriel has served as Commercial Vice-President of Éxito Group since 2011, having started his collaboration with the Company in 1996. Prior to assuming his current position as Commercial Vice-President, he served as Financial Planning Director from 2008 to 2009, and in 2010 he took the position of Entertainment Director.

 (n) Description of any of the following events that may have occurred in the last 5 years: (i) criminal condemnation; (ii) condemnation in administrative CVM process; and (iii) final conviction that has suspended or disqualified from practicing any professional or commercial activity

Not applicable

(a) Name	Luiz Augusto de Castro Neves
(b) Date of Birth	10/29/1943
(c) Occupation	Retired Diplomat
(d) CPF or passport number	046.432.327-49
(e) Elected Position Held	Member of the Board of Directors
(f) Date of Election	04/27/2016
(g) Office Assumption Date	04/27/2016
(h) Mandate Term	2 years
(i) Other positions or functions exercised at the Company	President of the Sustainable Development Committee; and Member of the Corporate Governance Committee.
(j) Indicate if elected by the controlling shareholder	Yes
(k) if independent member and, if positive, the issuer’s criterion to determine independence: No.	Yes, pursuant to the definition of “independent member” provided in the Level 2 Listing Regulation of B3 S.A.’s Corporate Governance.
(l) number of consecutive tenures:	3

(m) Information on the main professional experiences during the last 5 years, indicating: i. name and activity segment of the company; position and if the company composes (i) the issuer’s economic group or (ii) is controlled by issuer’s shareholder holding direct or indirect interest, equal to or exceeding 5% of same class or type of issuer’s security; and ii. indicate all management positions held in other companies or third sector organizations.

Luiz Augusto de Castro Neves – 046.432.327-49. Mr. Luiz Augusto de Castro Neves has been an independent member of our board of directors since 2012. He is a career diplomat and joined the Brazilian diplomatic service on March 1967. He served as ambassador of Brazil in Japan from 2008 to 2010, in China, Mongolia and the Democratic Republic of Korea from 2004 to 2008, in Paraguay from 2000 to 2004. Mr. Castro Neves was also General Assistant Secretary for External Relations, chairman of the board of directors of Itaipu Binacional and Minister of State, Head of the Secretariat for Strategic Affairs of the Presidency of the Republic. Currently, Mr. Castro Neves is a founding partner of CN Estudos e Projetos Ltda., Distinguished Vice-President of the Brazilian Center for International Relations, Chairman of Brazil-China Business Council and member of the Technical Council of the National Confederation of Commerce. Mr. Castro Neves studied economics at the Federal University of Rio de Janeiro and diplomacy at Rio Branco Institute, with a master degree in economics from the University of London.

 (n) Description of any of the following events that may have occurred in the last 5 years: (i) criminal condemnation; (ii) condemnation in administrative CVM process; and (iii) final conviction that has suspended or disqualified from practicing any professional or commercial activity

Not applicable

(a) Name	Luiz Nelson Guedes de Carvalho
(b) Date of Birth	11/18/1945
(c) Occupation	Economist
(d) CPF or passport number	027.891.838-72
(e) Elected Position Held	Member of the Board of Directors and Coordinator of the Audit Committee
(f) Date of Election	05/09/2016
(g) Office Assumption Date	05/09/2016
(h) Mandate Term	2 years
(i) Other positions or functions exercised at the Company	Not applicable
(j) Indicate if elected by the controlling shareholder	Yes.
(k) If independent member and, if positive, the issuer’s criterion to determine independence	Yes, pursuant to the definition of “independent member” provided in the Level 2 Listing Regulation of B3 S.A.’s Corporate Governance
(l) number of consecutive tenures:	1

 (m) Information on the main professional experiences during the last 5 years, indicating: i. name and activity segment of the company; position and if the company composes (i) the issuer’s economic group or (ii) is controlled by issuer’s shareholder holding direct or indirect interest, equal to or exceeding 5% of same class or type of issuer’s security; and ii. indicate all management positions held in other companies or third sector organizations.

Luiz Nelson Guedes de Carvalho (commonly called Nelson Carvalho) – CPF 027.891.838 72 – Post-Graduate, Master and Doctor in Accounting and Controlling at FEA/USP, where h teaches in the category of “Senior Professor”. Specialist in Litigation involving issues of Corporate Accounting, International Accounting, Risk Management, and Auditing. He is a Member of the Boards of Directors of B3 S.A., Cia. Brasileira de Distribuição CBD and PETROBRAS, and the Audit Committees of B3 and CBD. He is a Consultant of the Accounting Pronouncements Committee CPC. He acts as a specialist in corporate litigation involving issues of Corporate Accounting, International Accounting, and Audit. He has acted as Co-arbitrator in arbitration at the Brazil-Canada Chamber of Commerce (São Paulo) and at the International Chamber of Commerce (Paris). He is a member of the Board of Trustees of the Foundation for Accounting, Actuarial and Financial Research – FIPECAFI. He is a member of the Brazilian Academy of Accounting Sciences ABRACICON. He is also Chairman of the Fiscal Council of the Amazonas Sustainable Foundation FAS, an NGO focused on the protection of the Amazonian forest. He is independent member of the Sustainability Committee of B3 S.A.

He was also: Chairman of the Committee on “Capacity Building” in the area of International Financial Reporting, the Intergovernmental Expert Group on International Accounting Standards and Financial Reporting, a UNCTAD unit in Geneva, Switzerland; Independent member of the Banking Self-Regulation Committee of the Brazilian Federation of Banks – “FEBRABAN” – Chairman of the IASB Standards Advisory Board, Member of the Financial Crisis Advisory Group (2008) formed on the initiative of the US FASB and IASB; President of the Central and Southern Americas Section of the International Association of Institutes of IAFEI Finance Executives; Director of the Brazilian Institute of Finance Executives IBEF, both in the SP branch and in the National Board; Member of the Consultancy and Advisory Group on auditing standards of the International Federation of Accountants – IFAC;

 Member of the Board of Directors of Banco Nossa Caixa, Caixa Econômica Federal, Vicunha Têxtil S.A, Banco Fibra, Banco BBVA Brasil, Banco de Credito Real de Minas Gerais, GRUPO ORSA (pulp and paper) and Companhia Müller de Bebidas. He was CPC’s representative in the IASB Emerging Economies Group. Vice-president “without position” of the International Association for Education and Accounting Research – IAAER. Independent Auditor (1965-1990), Director of CVM (1990-1991) and the Central Bank (1991-1993).

(n) Description of any of the following events that may have occurred in the last 5 years: (i) criminal condemnation; (ii) condemnation in administrative CVM process; and (iii) final conviction that has suspended or disqualified from practicing any professional or commercial activity

Not applicable

(a) Name	Ronaldo Iabrudi dos Santos Pereira
(b) Date of Birth	05/14/1955
(c) Occupation	Psychologist
(d) CPF or passport number	223.184.456-72
(e) Elected Position Held	Member of the Board of Directors
(f) Date of Election	04/27/2016
(g) Office Assumption Date	04/27/2016
(h) Mandate Term	2 years
(i) Other positions or functions exercised at the Company	Chief Executive Officer; Member of the Human Resources and Compensation Committee; Member of the Corporate Governance Committee; and Member of the Sustainable Development Committee.
(j) Indication if it was elected by the controller or not	Yes
(k) If independent member and, if positive, the issuer’s criterion to determine independence.	No
(l) Number of Consecutive Tenures	0

(m) Information on the main professional experiences during the last 5 years, indicating: i. name and activity segment of the company; position and if the company composes (i) the issuer’s economic group or (ii) is controlled by issuer’s shareholder holding direct or indirect interest, equal to or exceeding 5% of same class or type of issuer’s security; and ii. indicate all management positions held in other companies or third sector organizations

Ronaldo Iabrudi took the position of Chief Executive Officer of GPA on January 2014. He was also elected member of the Board of Directors of Companhia Brasileira de Distribuição on 04/27/2016, as well as a Member of its Human Resources and Remuneration Committees, of Corporate Governance and Sustainable Development on 05/09/2016. The executive also holds the position of Chairman of the Board of Directors of Via Varejo and Vice-President of the Board of Directors of Cdiscount, based in Amsterdam, Netherlands. Previously, he worked as Chairman of the Board of Directors of Lupatech, Contax and Telemar, and a member of the Board of Directors of Estácio, Magnesita, Cemar, Oi/Telemar, RM Engenharia and Ispamar. He was CEO of Magnesita from 2007 to 2011 and from 1999 to 2006 he worked for Telemar Group, where he took several positions, including CEO of Telemar/Oi and Contax. From 1997 to 1999, Ronaldo Iabrudi worked as CEO of FCA (Ferrovia Centro-Atlântica) and, from 1984 to 1997, as Finance Administrative Executive Officer and Human Resources Officer at Gerdau Group. He holds a bachelor degree in Psychology from PUC/MG (1979), a Master Degree in Organizational Development from the Université Panthéon Sorbonne and a Master Degree in Change Management from the Université Paris Dauphine, in Paris, France.

 (n) Description of any of the following events that may have occurred in the last 5 years: (i) criminal condemnation; (ii) condemnation in administrative CVM process; and (iii) final conviction that has suspended or disqualified from practicing any professional or commercial activity

Not applicable

12.6.    With respect to each of the individuals serving as member of either the board of directors or fiscal council in the last fiscal year, inform, on a table, the percentage attendance at the meetings held of the respective board or council in the period after taking office:

Members of the Board of Directors	Total of meetings held of the respective board or council after taking office	% of participation of the member in the meetings held after taking office
Jean-Charles Henri Naouri	70	~99%
Arnaud Strasser	70	100%
Carlos Mario Giraldo Moreno	41	100%
Eleazar de Carvalho Filho	70	100%
José Gabriel Loaiza Herrera	41	~97%
Luiz Augusto De Castro Neves	70	~99%
Luiz Nelson Guedes de Carvalho	7	100%
Ronaldo Iabrudi Dos Santos	34	100%
Manfred Heinrich Gartz	15	100%

12.7.    Provide the information mentioned in item 12.5. in relation to the members of statutory committees, as well as audit, risk, financial and compensation committees, although such committees or structures are not statutory.

(a) Name	Arnaud Daniel Charles Walter Joachim Strasser
(b) Date of birth	07/06/1969
(c) Occupation	Business manager
(d) CPF or Passport Number	234.109.258-64
(e) Elected Position Held	President of the Human Resources and Compensation Committee; Member of the Finance Committee; and Member of the Corporate Governance Committee.
(f) Date of Election	05/09/2016
(g) Office Assumption Date	05/09/2016
(h) Mandate Term	2 years
(i) Other Positions or Functions Exercised at the Company	Member of the Board of Directors.
(j) Indication if it was elected by the controller or not	Yes.
(k) If independent member and, if positive, the issuer’s criterion to determine independence	No
(l) Number of Consecutive Tenures	3

 (m) Information on the main professional experiences during the last 5 years, indicating: i. name and activity segment of the company; position and if the company composes (i) the issuer’s economic group or (ii) is controlled by issuer’s shareholder holding direct or indirect interest, equal to or exceeding 5% of same class or type of issuer’s security; and ii. indicate all management positions held in other companies or third sector organizations.

Mr. Strasser is the Chairman of the Company’s Human Resources and Compensation Committee. He is also a member of the Board of Directors of the following companies of Casino Group: (i) Cnova N.V. since 2014; (ii) Éxito since 2010; and (iii) Via Varejo since 2012 (in which he has been the vice-president since 2013). Until 2014, Mr. Strasser also acted as member of the board of directors of Big C Supercenter plc., also belonging to Casino Group. He has been working for Casino Group since 2007, where he currently acts as director of corporate development and equity stakes. Mr. Strasser holds a bachelor degree from the Ecole Nationale d’Administration and a master degree from the Hautes Etudes Commerciales and Institut d’Estudis Politiques de Paris.

 (n) Description of any of the following events that may have occurred in the last 5 years: (i) criminal condemnation; (ii) condemnation in administrative CVM process; and (iii) final conviction that has suspended or disqualified from practicing any professional or commercial activity.

Not applicable

(a) Name	Eleazar de Carvalho Filho
(b) Date of birth	07/26/1957
(c) Occupation	Economist
(d) CPF or Passport Number	382.478.107-78
(e) Elected Position Held	President of the Finance Committee e Member of the Audit Committee.
(f) Election Date	05/09/2016
(g) Office Assumption Date	05/09/2016
(h) Mandate Term	2 years
(i) Other Positions or Functions Exercised at the Company	Member of the Board of Directors.
(j) Indication if it was elected by the controller or not	Yes.
(k) If independent member and, if positive, the issuer’s criterion to determine independence	Yes, pursuant to the definition of “independent member” provided in the Listing Regulation of Level 2 of B3 S.A.’s Corporate Governance
(l) Number of Consecutive Tenures	2

 (m) Information on the main professional experiences during the last 5 years, indicating: i. name and activity segment of the company; position and if the company composes (i) the issuer’s economic group or (ii) is controlled by issuer’s shareholder holding direct or indirect interest, equal to or exceeding 5% of same class or type of issuer’s security; and ii. indicate all management positions held in other companies or third sector organizations.

Mr. Eleazar de Carvalho Filho has been an independent member of our board of directors since 2012 and a member of the board of directors of Cnova N.V. since October 2014. Since 2018, he has been a member of the Transitional Board of Directors, as provided for in the judicial reorganization plan approved at the General Meeting of Creditors of Oi S.A. – under Judicial Reorganization. Founding partner of Virtus BR Partners – an independent financial consulting firm – and Sinfonia Capital. Currently, Mr. Carvalho Filho is also a member of the board of directors of FMC Technologies, Inc. and Brookfield Renewable Energy Partners. Previously, he was Chief Executive Officer of Unibanco Banco de Investimentos, president of BNDES and superintendent director of Banco UBS – Brasil. Mr. Eleazar de Carvalho Filho was President of BHP Billiton Brasil and member of the board of directors of Petrobras, Centrais Elétricas Brasileiras, Vale, Tele Norte Leste Participações, Alpargatas, among others. He is also the chairman of the board of trustees of the Brazilian Symphony Orchestra Foundation. Mr. Eleazar de Carvalho Filho holds a bachelor degree in economics from New York University with a master degree in international relations from Johns Hopkins University.

Mr. Eleazar de Carvalho Filho holds a bachelor degree in economics from New York University with a master degree in international relations from Johns Hopkins University.

 (n) Description of any of the following events that may have occurred in the last 5 years: (i) criminal condemnation; (ii) condemnation in administrative CVM process; and (iii) final conviction that has suspended or disqualified from practicing any professional or commercial activity

Not applicable

(a) Name	Luiz Augusto de Castro Neves
(b) Date of birth	10/29/1943
(c) Occupation	Retired Diplomat
(d) CPF or Passport Number	046.432.327-49
(e) Elected Position Held	President of the Sustainable Development Committee and Member of the Corporate Governance Committee.
(f) Election Date	05/09/2016
(g) Office Assumption Date	05/09/2016
(h) Mandate Term	2 years
(i) Other Positions or Functions Exercised at the Company	Member of the Board of Directors.
(j) Indication if it was elected by the controller or not	Yes.
(k) If independent member and, if positive, the issuer’s criterion to determine independence.	Yes, pursuant to the definition of “independent member” provided in the Listing Regulation of Level 2 of B3 S.A.’s Corporate Governance
(l) Number of Consecutive Tenures	2

 (m) Information on the main professional experiences during the last 5 years, indicating: i. name and activity segment of the company; position and if the company composes (i) the issuer’s economic group or (ii) is controlled by issuer’s shareholder holding direct or indirect interest, equal to or exceeding 5% of same class or type of issuer’s security; and ii. indicate all management positions held in other companies or third sector organizations.

Luiz Augusto de Castro Neves – 046.432.327-49. Mr. Luiz Augusto de Castro Neves has been an independent member of our board of directors since 2012. He is a career diplomat and joined the Brazilian diplomatic service on March 1967. He served as ambassador of Brazil in Japan from 2008 to 2010, in China, Mongolia and the Democratic Republic of Korea from 2004 to 2008, in Paraguay from 2000 to 2004. Mr. Castro Neves was also General Assistant Secretary for External Relations, chairman of the board of directors of Itaipu Binacional and Minister of State, Head of the Secretariat for Strategic Affairs of the Presidency of the Republic. Currently, Mr. Castro Neves is a founding partner of CN Estudos e Projetos Ltda., Distinguished Vice-President of the Brazilian Center for International Relations, Chairman of Brazil-China Business Council and member of the Technical Council of the National Confederation of Commerce. Mr. Castro Neves studied economics at the Federal University of Rio de Janeiro and diplomacy at Rio Branco Institute, with a master degree in economics from the University of London.

 (n) Description of any of the following events that may have occurred in the last 5 years: (i) criminal condemnation; (ii) condemnation in administrative CVM process; and (iii) final conviction that has suspended or disqualified from practicing any professional or commercial activity.

Not applicable

(a) Name	Carlos Mario Giraldo Moreno
(b) Date of birth	09/21/1960
(c) Occupation	Lawyer
(d) CPF or Passport Number	PE085281
(e) Elected Position Held	Member of the Human Resources and Compensation Committee and Member of the Corporate Governance Committee.
(f) Election Date	05/09/2016
(g) Office Assumption Date	05/09/2016
(h) Mandate Term	2 years
(i) Other Positions or Functions Exercised at the Company	Member of the Board of Directors
(j) Indication if it was elected by the controller or not	Yes
(k) If independent member and, if positive, the issuer’s criterion to determine independence.	No
(l) Number of Consecutive Tenures	1

 (m) Information on the main professional experiences during the last 5 years, indicating: i. name and activity segment of the company; position and if the company composes (i) the issuer’s economic group or (ii) is controlled by issuer’s shareholder holding direct or indirect interest, equal to or exceeding 5% of same class or type of issuer’s security; and ii. indicate all management positions held in other companies or third sector organizations.

Mr. Carlos has been the Chief Executive Officer of Grupo Éxito since March 2013, after serving for five years as Chief Operating Officer. He is currently a member of the Executive Committee of Casino. In 2003, he was appointed Chairman of the Board of the National Business Association ANDI, Colombia’s leading private sector association. Currently, he is a member of the board of the following entities: Solla, ISA and Copa Airlines Colômbia.

 (n) Description of any of the following events that may have occurred in the last 5 years: (i) criminal condemnation; (ii) condemnation in administrative CVM process; and (iii) final conviction that has suspended or disqualified from practicing any professional or commercial activity.

Not applicable

(a) Name	Jose Gabriel Loaiza Herrera
(b) Date of birth	03/19/1975
(c) Occupation	Administrator
(d) CPF or Passport Number	PE079042
(e) Elected Position Held	Member of the Finance Committee
(f) Election Date	05/09/2016
(g) Office Assumption Date	05/09/2016
(h) Mandate Term	2 years
(i) Other Positions or Functions Exercised at the Company	Member of the Board of Directors
(j) Indication if it was elected by the controller or not	Yes
(k) If independent member and, if positive, the issuer’s criterion to determine independence.	No
(l) Number of Consecutive Tenures	0

 (m) Information on the main professional experiences during the last 5 years, indicating: i. name and activity segment of the company; position and if the company composes (i) the issuer’s economic group or (ii) is controlled by issuer’s shareholder holding direct or indirect interest, equal to or exceeding 5% of same class or type of issuer’s security; and ii. indicate all management positions held in other companies or third sector organizations.

Mr. José Gabriel is International Business Vice-President. Mr. José Gabriel has served as Commercial Vice-President of Éxito Group since 2011, having started his collaboration with the Company in 1996. Prior to assuming his current position as Commercial Vice-President, he served as Financial Planning Director from 2008 to 2009, and in 2010 he took the position of Entertainment Director.

 (n) Description of any of the following events that may have occurred in the last 5 years: (i) criminal condemnation; (ii) condemnation in administrative CVM process; and (iii) final conviction that has suspended or disqualified from practicing any professional or commercial activity

Not applicable

(a) Name	Luiz Nelson Guedes de Carvalho
(b) Date of birth	11/18/1945
(c) Occupation	Economist
(d) CPF or Passport Number	027.891.838-72
(e) Elected Position Held	Coordinator of the Audit Committee
(f) Election Date	05/09/2016
(g) Office Assumption Date	05/09/2016
(h) Mandate Term	2 years
(i) Other Positions or Functions Exercised at the Company	Member of the Board of Directors
(j) Indicate if elected by the controlling shareholder	Yes
(k) If independent member and, if positive, the issuer’s criterion to determine independence.	Yes, pursuant to the definition of “independent member” provided in the Listing Regulation of Level 2 of B3 S.A.’s Corporate Governance
(l) Number of Consecutive Tenures	1

 (m) Information on the main professional experiences during the last 5 years, indicating: i. name and activity segment of the company; position and if the company composes (i) the issuer’s economic group or (ii) is controlled by issuer’s shareholder holding direct or indirect interest, equal to or exceeding 5% of same class or type of issuer’s security; and ii. indicate all management positions held in other companies or third sector organizations.

Luiz Nelson Guedes de Carvalho (commonly called Nelson Carvalho) – CPF 027.891.838 72 – Post-Graduate, Master and Doctor in Accounting and Controlling at FEA/USP, where h teaches in the category of “Senior Professor”. Specialist in Litigation involving issues of Corporate Accounting, International Accounting, Risk Management, and Auditing. He is a Member of the Boards of Directors of B3 S.A., Cia. Brasileira de Distribuição CBD and PETROBRAS, and the Audit Committees of B3 and CBD. He is a Consultant of the Accounting Pronouncements Committee CPC. He acts as a specialist in corporate litigation involving issues of Corporate Accounting, International Accounting, and Audit. He has acted as Co-arbitrator in arbitration at the Brazil-Canada Chamber of Commerce (São Paulo) and at the International Chamber of Commerce (Paris). He is a member of the Board of Trustees of the Foundation for Accounting, Actuarial and Financial Research – FIPECAFI. He is a member of the Brazilian Academy of Accounting Sciences ABRACICON. He is also Chairman of the Fiscal Council of the Amazonas Sustainable Foundation FAS, an NGO focused on the protection of the Amazonian forest. He is independent member of the Sustainability Committee of B3 S.A.

He was also: Chairman of the Committee on “Capacity Building” in the area of International Financial Reporting, the Intergovernmental Expert Group on International Accounting Standards and Financial Reporting, a UNCTAD unit in Geneva, Switzerland; Independent member of the Banking Self-Regulation Committee of the Brazilian Federation of Banks – “FEBRABAN” – Chairman of the IASB Standards Advisory Board, Member of the Financial Crisis Advisory Group (2008) formed on the initiative of the US FASB and IASB; President of the Central and Southern Americas Section of the International Association of Institutes of IAFEI Finance Executives; Director of the Brazilian Institute of Finance Executives IBEF, both in the SP branch and in the National Board; Member of the Consultancy and Advisory Group on auditing standards of the International Federation of Accountants – IFAC;

 Member of the Board of Directors of Banco Nossa Caixa, Caixa Econômica Federal, Vicunha Têxtil S.A, Banco Fibra, Banco BBVA Brasil, Banco de Credito Real de Minas Gerais, GRUPO ORSA (pulp and paper) and Companhia Müller de Bebidas. He was CPC’s representative in the IASB Emerging Economies Group. Vice-president without specific area of assignment of the International Association for Education and Accounting Research – IAAER. Independent Auditor (1965-1990), Director of CVM (1990-1991) and the Central Bank (1991-1993).

 (n) Description of any of the following events that may have occurred in the last 5 years: (i) criminal condemnation; (ii) condemnation in administrative CVM process; and (iii) final conviction that has suspended or disqualified from practicing any professional or commercial activity

Not applicable

(a) Name	Ronaldo Iabrudi dos Santos Pereira
(b) Date of birth	05/14/1955
(c) Occupation	Psychologist
(d) CPF or Passport Number	223.184.456-72
(e) Elected Position Held	Member of the Human Resources and Compensation Committee; Member of the Corporate Governance Committee; and Member of the Sustainable Development Committee.
(f) Date of Election	05/09/2016
(g) Office Assumption Date	05/09/2016
(h) Mandate Term	2 years
(i) Other Positions or Functions Exercised at the Company	Chief Executive Officer and Board of Directors
(j) Indication if it was elected by the controller or not	Yes
(k) Independent member	No
(l) Number of Consecutive Tenures	0
(m) Information on the main professional experiences during the last 5 years

Ronaldo Iabrudi took the position of Chief Executive Officer of GPA on January 2014. He was also elected member of the Board of Directors of Companhia Brasileira de Distribuição on 04/27/2016, as well as a Member of its Human Resources and Remuneration Committees, of Corporate Governance and Sustainable Development on 05/09/2016. The executive also holds the position of Chairman of the Board of Directors of Via Varejo and Vice-President of the Board of Directors of Cdiscount, based in Amsterdam, Netherlands. Previously, he worked as Chairman of the Board of Directors of Lupatech, Contax and Telemar, and a member of the Board of Directors of Estácio, Magnesita, Cemar, Oi/Telemar, RM Engenharia and Ispamar. He was CEO of Magnesita from 2007 to 2011 and from 1999 to 2006 he worked for Telemar Group, where he took several positions, including CEO of Telemar/Oi and Contax. From 1997 to 1999, Ronaldo Iabrudi worked as CEO of FCA (Ferrovia Centro-Atlântica) and, from 1984 to 1997, as Finance Administrative Executive Officer and Human Resources Officer at Gerdau Group. He holds a bachelor degree in Psychology from PUC/MG (1979), a Master degree in Organizational Development from the Université Panthéon Sorbonne and a Master Degree in Change Management from the Université Paris Dauphine, in Paris, France.

 (n) Description of any of the following events that may have occurred in the last 5 years: (i) criminal condemnation; (ii) condemnation in administrative CVM process; and (iii) final conviction that has suspended or disqualified from practicing any professional or commercial activity

Not applicable

12.8 In regards to each of the officers and members of the statutory committees and members of the audit, risk, financial and compensation committees, even though such committees or structures are not statutory, please provide, on a table, the percentage of participation in the meetings of the respective bodies taking place in same period, after taking office:

Member of the Corporate Governance Committee	Total of meetings held of the respective board or council after taking office	% of participation of the member in the meetings held after taking office
Arnaud Daniel Charles Walter Joachim Strasser	25	96%
Carlos Mario Giraldo Moreno	11	100%
Luiz Augusto De Castro Neves	25	100%
Ronaldo Iabrudi Dos Santos Pereira	10	100%

Members of the Sustainable Development Committee	Total of meetings held of the respective board or council after taking office	% of participation of the member in the meetings held after taking office
Luiz Augusto De Castro Neves	21	100%
Ronaldo Iabrudi Dos Santos Pereira	10	100%

Members of the Human Resources and Compensation Committee	Total of meetings held of the respective board or council after taking office	% of participation of the member in the meetings held after taking office
Arnaud Daniel Charles Walter Joachim Strasser	29	100%
Carlos Mario Giraldo Moreno	16	~94%
Ronaldo Iabrudi Dos Santos Pereira	12	100%

Members of the Finance Committee	Total of meetings held of the respective board or council after taking office	% of participation of the member in the meetings held after taking office
Arnaud Daniel Charles Walter Joachim Strasser	32	87,5%
Eleazar de Carvalho Filho	32	100%
Jose Gabriel Loaiza Herrera	12	100%

Members of the Audit Committee	Total of meetings held of the respective board or council after taking office	% of participation of the member in the meetings held after taking office
Luiz Nelson Guedes de Carvalho	62	100%
Eleazar de Carvalho Filho	62	94%

12.9. Inform the existence of marital relationship, common-law marriage or kinship up to second degree between:

(a)          managers of the issuer

(b)           (i) managers of the issuer and (ii) managers of direct or indirect subsidiaries of the issuer

(c)            (i) managers of the issuer or its subsidiaries, direct or indirect and (ii) direct or indirect controllers of the issuer

(d)           (i) managers of the issuer and (ii) managers of the issuer's direct and indirect controlling companies

Not applicable.

12.10. Inform the subordination relations, service rendering or control maintained over the past 3 fiscal years, between issuer’s Management and:

a. subsidiary, directly or indirectly, by the issuer, with the exception of those that the issuer holds, directly or indirectly, the totality of the capital stock

b. direct or indirect controller of the issuer

c.         if relevant, supplier, customer, debtor or creditor of the Company, of its subsidiary or controlling companies or subsidiaries of any of such persons

Mr. Jean-Charles Henri Naouri is Chairman of the Company’s Board of Directors and member of the Board of Directors of Wilkes Participações S.A., our direct controller. He is also Chairman of the Board of Directors and Chief Executive Officer of Casino Guichard Perrachon, our indirect controller.

Mr. Arnaud Strasser is Vice-President of the Company’s Board of Directors. He is also a member of the Board of Directors of Wilkes Participações S.A., our direct controller. He is also a member of the Executive Committee and holds the position of Director of Development and Participation of Casino Guichard Perrachon and member of the Board of Directors of Almacenes Éxito SA, both of which are indirect parent companies of our Company; and he holds the position of Vice-President of the Board of Directors of Via Varejo S.A. and member of the Board of Directors of Cnova N.V., both subsidiaries of the Company.

Mr. Carlos Mario Giraldo Moreno is a member of the Company’s Board of Directors and a member of the Board of Directors of Wilkes Participações S.A., the controller of the Company. He also holds the position of Chief Executive Officer of Almacenes Éxito S.A., indirect controller of the Company in Colombia.

Mr. José Gabriel Loaiza Herrera is a member of the Company’s Board of Directors. He also holds the position of Commercial Vice-President of Almacenes Éxito S.A., indirect controller of the Company.

Mr. Manfred Heinrich Gartz is a member of the Company’s Board of Directors. He also holds the position of Finance Executive Officer of Almacenes Éxito S.A., indirect controller of the Company in Colombia.

Mr. Ronaldo Iabrudi dos Santos Pereira is Chairman of the Board of Directors of Via Varejo S.A. (a subsidiary of the Company) and member of the Board of Directors of Cnova N.V. (a subsidiary of Casino Group).

Mr. Eleazar is a member of the Board of Directors and is a member of the Board of Directors of CNova N.V. (a subsidiary of Casino Group).

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V.                Investment Plan for Fiscal Year 2018

As described at item 10.8 of the “Exhibit to the Management Proposal – the Company’s Financial Standing”, the Management of the Company hereby proposes the Investment Plan for Multivarejo, GPA Malls and Assaí for the year 2018, in the amount of R$ 1,6 billion, with the scope of (i) opening of stores, land acquisition and conversion of stores; (ii) renovation of stores; e (iii) IT and logistics infrastructure, and others productivity related projects. This amount does not include the Investment Plan of the controlled companies Via Varejo and Cnova.

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3.        EXTRAORDINARY SHAREHOLDERS’ MEETING

I.                   Proposal for Amendment of the Company’s Bylaws

The Management of the Company hereby submits proposal for amendment to the following dispositions of the Company’s Bylaws:

(i)                 Article 2, First Paragraph, dd) – inclusion of the importation and commerce of some specific products (i.e. toys, metallic pans, domestic stairs, baby strollers, party articles, school articles, tires, household appliances, bikes, monoblock plastic chairs and lamps) in the corporate purpose in order to meet the regulatory requests of the Instituto Nacional de Metrologia, Qualidade e Tecnologia – INMETRO.

(ii)                Article 4 – update of the Company’s capital stock in order to reflect the Company’s capital stock increases resulting from the grant of the stock options, within the authorized capital limit, approved by the Board of Directors, since the Annual and Extraordinary Shareholders’ Meeting in 2017.

(iii)              Article 9, caput and item III; Article 14, caput and Second to Fourth Paragraphs; Article 15, First Paragraph and Article 16, caput– adjustment in the wording for creation of the position of Co-Vice-Chairman of the Board of Directors, so that the Company will be able to have two Co-Vice-Chairmen of the Board of Directors.

(iv)              Article 19 – the exclusion of the requirement of a majority of external members in the Audit Committee, preserving the independence of such Committee in relation to the Board of Directors, since it is not necessary to define the concept of independence of external members, as the Instruction 308 of May 14, 1999 ,as amended (“CVM Instruction 308”), already does it.

In conformity with the dispositions of article 11 of the ICVM 481, the management submits below: (i) the report detailing the origin and justification of the amendments proposed with a comparative table between the version in force and the proposed amendment; e (ii) the consolidated Bylaws, reflecting the proposed amendment.

Exhibit to the Management Proposal – Report Detailing the Origin and Justification of the Proposed Amendment

Please find below the comparative table between the version currently in force and the proposed amendment of Articles 2,4, 9, 14, 15, 16 and 19 of the Company’s Bylaws, pursuant to the submitted proposed amendment.

Current Wording	Proposed Wording	Compared Wording	Economic or Legal Effects
ARTICLE 2 - The Company’s corporate purpose is the sale of manufactured, semi-manufactured or “in natura”, domestic or foreign products of any type or kind, or quality, provided that forbidden by law.	ARTICLE 2 - The Company’s corporate purpose is the sale of manufactured, semi-manufactured or “in natura”, domestic or foreign products of any type or kind, or quality, provided that forbidden by law.	ARTICLE 2 - The Company’s corporate purpose is the sale of manufactured, semi-manufactured or “in natura”, domestic or foreign products of any type or kind, or quality, provided that forbidden by law.	Wording unchanged
First Paragraph - The Company may also perform the following activities:	First Paragraph - The Company may also perform the following activities:	First Paragraph - The Company may also perform the following activities:	Wording unchanged
a) the manufacturing, processing, handling, transformation, exportation, importation and representation of food or non-food products, on its own account or for third parties	a) the manufacturing, processing, handling, transformation, exportation, importation and representation of food or non-food products, on its own account or for third parties	a) the manufacturing, processing, handling, transformation, exportation, importation and representation of food or non-food products, on its own account or for third parties	Wording unchanged
b) the international sale, including of coffee;	b) the international sale, including of coffee;	b) the international sale, including of coffee;	Wording unchanged
c) the importation, distribution and sale of cosmetic and hygiene products, toiletries, perfumery, sanitary and household cleaning products and food supplements;	c) the importation, distribution and sale of cosmetic and hygiene products, toiletries, perfumery, sanitary and household cleaning products and food supplements;	c) the importation, distribution and sale of cosmetic and hygiene products, toiletries, perfumery, sanitary and household cleaning products and food supplements;	Wording unchanged

d) the sale in general of drugs and medicines, pharmaceutical and homeopathic products; chemicals, accessories, dental articles, surgical instruments and apparatus; the manufacture of chemicals and pharmaceuticals, and it can be specialized as Drugstore or Allopathic Pharmacy, Drugstore or Homeopathic Pharmacy or Manipulation Pharmacy of each specialty;

d) the sale in general of drugs and medicines, pharmaceutical and homeopathic products; chemicals, accessories, dental articles, surgical instruments and apparatus; the manufacture of chemicals and pharmaceuticals, and it can be specialized as Drugstore or Allopathic Pharmacy, Drugstore or Homeopathic Pharmacy or Manipulation Pharmacy of each specialty;

d) the sale in general of drugs and medicines, pharmaceutical and homeopathic products; chemicals, accessories, dental articles, surgical instruments and apparatus; the manufacture of chemicals and pharmaceuticals, and it can be specialized as Drugstore or Allopathic Pharmacy, Drugstore or Homeopathic Pharmacy or Manipulation Pharmacy of each specialty;

Wording unchanged

e) the sale of oil products or byproducts, supply of fuels of any type, and it can provide services of technical assistance, washing, lubrication, sale of accessories and other related services, of any vehicle in general;

e) the sale of oil products or byproducts, supply of fuels of any type, and it can provide services of technical assistance, washing, lubrication, sale of accessories and other related services, of any vehicle in general;

e) the sale of oil products or byproducts, supply of fuels of any type, and it can provide services of technical assistance, washing, lubrication, sale of accessories and other related services, of any vehicle in general;

Wording unchanged
f) the sale of products, veterinary drugs and medicines in general; veterinary office, clinic and hospital and “pet shop” with bathing and grooming services;	f) the sale of products, veterinary drugs and medicines in general; veterinary office, clinic and hospital and “pet shop” with bathing and grooming services;	f) the sale of products, veterinary drugs and medicines in general; veterinary office, clinic and hospital and “pet shop” with bathing and grooming services;	Wording unchanged
g) the lease of any recorded media;	g) the lease of any recorded media;	g) the lease of any recorded media;	Wording unchanged
h) the provision of services of photography, cinema studios and the like;	h) the provision of services of photography, cinema studios and the like;	h) the provision of services of photography, cinema studios and the like;	Wording unchanged

i) the practice of management of real estate property transactions, purchasing, promoting land subdivisions and development, leasing and selling real estate properties of its own or third parties’ real properties;

i) the practice of management of real estate property transactions, purchasing, promoting land subdivisions and development, leasing and selling real estate properties of its own or third parties’ real properties;

i) the practice of management of real estate property transactions, purchasing, promoting land subdivisions and development, leasing and selling real estate properties of its own or third parties’ real properties;

Wording unchanged

j) act in the capacity of distributor, agent and representative of business and industry established inside the country or abroad and in such capacity, on the account of consignors or on its own account purchase, retain, possess and conduct and operations or transactions of its own interest or of the consignors’ interests;

j) act in the capacity of distributor, agent and representative of business and industry established inside the country or abroad and in such capacity, on the account of consignors or on its own account purchase, retain, possess and conduct and operations or transactions of its own interest or of the consignors’ interests;

j) act in the capacity of distributor, agent and representative of business and industry established inside the country or abroad and in such capacity, on the account of consignors or on its own account purchase, retain, possess and conduct and operations or transactions of its own interest or of the consignors’ interests;

Wording unchanged
k) the provision of services of data processing;	k) the provision of services of data processing;	k) the provision of services of data processing;	Wording unchanged

l) the exploration of buildings and construction in all of their modalities, on its own behalf or on behalf of third parties, the purchase and sale of materials for construction and installation and maintenance of air conditioning systems, skip hoist and freight lifts;

l) the exploration of buildings and construction in all of their modalities, on its own behalf or on behalf of third parties, the purchase and sale of materials for construction and installation and maintenance of air conditioning systems, skip hoist and freight lifts;

l) the exploration of buildings and construction in all of their modalities, on its own behalf or on behalf of third parties, the purchase and sale of materials for construction and installation and maintenance of air conditioning systems, skip hoist and freight lifts;

Redação inalterada
m) application of household cleaning products;	m) application of household cleaning products;	m) application of household cleaning products;	Wording unchanged

n) the municipal, state and interstate road transportation of cargo in general for its own and third parties’ products, and including store them, deposit them and carry out their loading and unloading, arrangement and safekeeping of its own and third parties’ goods of any type, as well as subcontract the services provided for under this letter;

n) the municipal, state and interstate road transportation of cargo in general for its own and third parties’ products, and including store them, deposit them and carry out their loading and unloading, arrangement and safekeeping of its own and third parties’ goods of any type, as well as subcontract the services provided for under this letter;

n) the municipal, state and interstate road transportation of cargo in general for its own and third parties’ products, and including store them, deposit them and carry out their loading and unloading, arrangement and safekeeping of its own and third parties’ goods of any type, as well as subcontract the services provided for under this letter;

Wording unchanged

o) the exploration of communication, publicity services in general and advertising, including of bars, cafeterias, restaurants, and it can extend them to other line of business consistent or related thereto, subject to the legal restrictions;

o) the exploration of communication, publicity services in general and advertising, including of bars, cafeterias, restaurants, and it can extend them to other line of business consistent or related thereto, subject to the legal restrictions;

o) the exploration of communication, publicity services in general and advertising, including of bars, cafeterias, restaurants, and it can extend them to other line of business consistent or related thereto, subject to the legal restrictions;

Wording unchanged
p) the purchase, sale and distribution of books, magazines, newspapers, periodicals and the like;	p) the purchase, sale and distribution of books, magazines, newspapers, periodicals and the like;	p) the purchase, sale and distribution of books, magazines, newspapers, periodicals and the like;	Wording unchanged
q) the performance of market studies, analyses, planning and surveys;	q) the performance of market studies, analyses, planning and surveys;	q) the performance of market studies, analyses, planning and surveys;	Wording unchanged
r) the performance of tests to launch new products, packaging and brands;	r) the performance of tests to launch new products, packaging and brands;	r) the performance of tests to launch new products, packaging and brands;	Wording unchanged
s) the preparation of strategies and analyses of the behavior of sales, special promotions and advertising sector;	s) the preparation of strategies and analyses of the behavior of sales, special promotions and advertising sector;	s) the preparation of strategies and analyses of the behavior of sales, special promotions and advertising sector;	Wording unchanged
t) the provision of services of management of food, meal, drugstore, fuel, transportation and other cards deriving from the activities related to its corporate purpose;	t) the provision of services of management of food, meal, drugstore, fuel, transportation and other cards deriving from the activities related to its corporate purpose;	t) the provision of services of management of food, meal, drugstore, fuel, transportation and other cards deriving from the activities related to its corporate purpose;	Wording unchanged
u) the lease and sublease of its own or third parties’ movable property;	u) the lease and sublease of its own or third parties’ movable property;	u) the lease and sublease of its own or third parties’ movable property;	Wording unchanged
v) the provision of services in the management area;	v) the provision of services in the management area;	v) the provision of services in the management area;	Wording unchanged

w) representation of other national or foreign companies and the equity interest as partner or shareholder, in the capital of other companies, whichever their form or purpose are, and in business undertakings of any nature;

w) representation of other national or foreign companies and the equity interest as partner or shareholder, in the capital of other companies, whichever their form or purpose are, and in business undertakings of any nature;

w) representation of other national or foreign companies and the equity interest as partner or shareholder, in the capital of other companies, whichever their form or purpose are, and in business undertakings of any nature;

Wording unchanged
x) agency, brokerage or intermediation of securities and tickets;	x) agency, brokerage or intermediation of securities and tickets;	x) agency, brokerage or intermediation of securities and tickets;	Wording unchanged

y) the provision of services related to collections, receipts or payments in general, of securities, bills or booklets, of foreign exchange, of taxes and on third parties account, including those made by electronic means, automatically or by ATM machines; provision of status of collection, receipt or payment; issue of booklets, bank payment clearance slips, printed materials and documents in general;

y) the provision of services related to collections, receipts or payments in general, of securities, bills or booklets, of foreign exchange, of taxes and on third parties account, including those made by electronic means, automatically or by ATM machines; provision of status of collection, receipt or payment; issue of booklets, bank payment clearance slips, printed materials and documents in general;

y) the provision of services related to collections, receipts or payments in general, of securities, bills or booklets, of foreign exchange, of taxes and on third parties account, including those made by electronic means, automatically or by ATM machines; provision of status of collection, receipt or payment; issue of booklets, bank payment clearance slips, printed materials and documents in general;

Wording unchanged
z) provision of services of parking lot, stay and storage of vehicles;	z) provision of services of parking lot, stay and storage of vehicles;	z) provision of services of parking lot, stay and storage of vehicles;	Wording unchanged
aa) importation of beverages, wines and vinegars;	aa) importation of beverages, wines and vinegars;	aa) importation of beverages, wines and vinegars;	Wording unchanged
bb) sale of seeds and seedlings; and	bb) sale of seeds and seedlings; and	bb) sale of seeds and seedlings; and;	Wording adjustment
cc) trade of telecommunications goods.	cc) trade of telecommunications goods; and	cc) trade of telecommunications goods;	Wording adjustment
No prior correspondent.

dd) importation, distribution and commercialization of toys, metallic pans, domestic stairs, baby strollers, party articles, school articles, tires, household appliances, bikes, monoblock plastic chairs and lamps.

dd) importation, distribution and commercialization of toys, metallic pans, domestic stairs, baby strollers, party articles, school articles, tires, household appliances, bikes, monoblock plastic chairs and lamps.

Inclusion of activity for the purposes of compliance with the following dispositions provided by INMETRO: art.4º, §2º of Rule 512/2016, Rule 563/2016 (toys), Rule 14/2016 (metallic pans), Rule 616/2012 (domestic stairs), Rule 351/2012 (baby strollers), Rule 270/2015 (party articles), Rule 262/2012 (school articles), Rule 544/2012 (tires), Rule 371/2009 e 121/2015 (household appliances), Rule 656/2012 (bikes), Rule 342/2014 (monoblock plastic chairs) and Rules 76/2016 and 144/2015 (lamps).

ARTICLE 4 - The Company Capital is R$ 6.815.372.411,97 (six billion, eight hundred fifteen, three hundred seventy-two Thousand, four fundred eleven Brazilian Reais and ninety-seven cents), fully paid in and divided into 266.185.640 (two hundred sixty-six million, one hundred eighty-five thousand, six hundred forty)  shares with no par value, of which 99.679.851 (ninety-nine million, six hundred seventy-nine thousand, eight hundred fifty-one) are common shares and 166.505.789 (one hundred sixty-six million, five hundred five thousand, seven hundred eighty-nine) preferred shares.

ARTICLE 4 - The Company Capital is R$ 6.822.494.376,45 (six billion, eight hundred twenty-two million, four hundred ninety-four thousand, three hundred seventy-six Brazilian Reais and forty-five cents), fully paid in and divided into 266.586.960 (two hundred sixty-six million, five hundred eighty-six thousand, nine hundred sixty)  shares with no par value, of which 99.679.851 (ninety-nine million, six hundred seventy-nine thousand, eight hundred fifty-one) are common shares and 166.907.109 (one hundred sixty-six million, nine hundred seven thousand, one hundred nine) are preferred shares.

ARTICLE 4 - The Company Capital is R$ 6.822.494.376,45 (six billion, eight hundred twenty-two million, four hundred ninety-four thousand, three hundred seventy-six Brazilian Reais and forty-five cents), fully paid in and divided into 266.586.960 (two hundred sixty-six million, five hundred eighty-six thousand, nine hundred sixty) shares with no par value, of which 99.679.851 (ninety-nine million, six hundred seventy-nine thousand, eight hundred fifty-one) are common shares and 166.907.109 (one hundred sixty-six million, nine hundred seven thousand, one hundred nine) are preferred shares.

Wording adjustment to reflect the Company’s capital stock increases resulting from the grant of the stock options, within the authorized capital limit, approved by the Board of Directors, during meetings held on 27/04/2017, 25/07/2017, 26/10/2017, 15/12/2017 and 19/02/2018.

ARTICLE 9 - The General Shareholders' Meeting shall be called, incepted and chaired by the Board of Directors Chairman, in his absence, by the Board of Directors Vice-Chairman or, in his absence, by an Officer appointed by the Board of Directors Chairman and shall have the following attributions:

ARTICLE 9 - The General Shareholders' Meeting shall be called, incepted and chaired by the Board of Directors Chairman, in his absence, by any of the Board of Directors Co-Vice-Chairmen or, in his absence, by an Officer appointed by the Board of Directors Chairman and shall have the following attributions:

ARTICLE 9 - The General Shareholders' Meeting shall be called, incepted and chaired by the Board of Directors Chairman, in his absence, by any of the Board of Directors Co-Vice-Chairmen or, in his absence, by an Officer appointed by the Board of Directors Chairman and shall have the following attributions:

Wording adjustment for the purpose of creating the position of other Vice-Chairman of the Board of Directors, so that the Company can have two Co-Vice-Chairmen of the Board of Directors.
(I) The amendment to the Company's Bylaws;	(I) The amendment to the Company's Bylaws;	(I) The amendment to the Company's Bylaws;	Wording unchanged
(II) The appointment and removal of members of the Company's Board of Directors at any time;	(II) The appointment and removal of members of the Company's Board of Directors at any time;	(II) The appointment and removal of members of the Company's Board of Directors at any time;	Wording unchanged
(III) the appointment and removal of the Chairman and the Vice-Chairman of the Company's Board of Directors;	(III) the appointment and removal of the Chairman and the Co-Vice-Chairmen of the Company's Board of Directors;	(III) the appointment and removal of the Chairman and the Co-Vice-Chairmen of the Company's Board of Directors;	Wording adjustment
(IV) The approval, annually, of the accounts and financial statements of the Company´s management, prepared by them;	(IV) The approval, annually, of the accounts and financial statements of the Company´s management, prepared by them;	(IV) The approval, annually, of the accounts and financial statements of the Company´s management, prepared by them;	Wording unchanged

(V)       The approval of any issuance of common or preferred shares up to the limit of the authorized capital, as provided in Article 6 above and any bonuses, debentures convertible into its shares or with secured guarantee or securities or other rights or interests which are convertible or exchangeable into or exercisable for its shares, or any other options, warrants, rights, contracts or commitments of any character pursuant to which the Company is or may be bound to issue, transfer, sell, repurchase or otherwise acquire any shares and the terms and conditions of subscription and payment;

(V)       The approval of any issuance of common or preferred shares up to the limit of the authorized capital, as provided in Article 6 above and any bonuses, debentures convertible into its shares or with secured guarantee or securities or other rights or interests which are convertible or exchangeable into or exercisable for its shares, or any other options, warrants, rights, contracts or commitments of any character pursuant to which the Company is or may be bound to issue, transfer, sell, repurchase or otherwise acquire any shares and the terms and conditions of subscription and payment;

(V)       The approval of any issuance of common or preferred shares up to the limit of the authorized capital, as provided in Article 6 above and any bonuses, debentures convertible into its shares or with secured guarantee or securities or other rights or interests which are convertible or exchangeable into or exercisable for its shares, or any other options, warrants, rights, contracts or commitments of any character pursuant to which the Company is or may be bound to issue, transfer, sell, repurchase or otherwise acquire any shares and the terms and conditions of subscription and payment;

Wording unchanged
(VI) The approval of any appraisals of assets, which the shareholders may contribute for the formation of the Company's capital;	(VI) The approval of any appraisals of assets, which the shareholders may contribute for the formation of the Company's capital;	(VI) The approval of any appraisals of assets, which the shareholders may contribute for the formation of the Company's capital;	Wording unchanged

(VII)    The approval of any proposal for change the corporate form, amalgamation, merger (including absorption of shares), spin-off or split of the Company, or any other form of restructuring of the Company;

(VII)    The approval of any proposal for change the corporate form, amalgamation, merger (including absorption of shares), spin-off or split of the Company, or any other form of restructuring of the Company;

(VII)    The approval of any proposal for change the corporate form, amalgamation, merger (including absorption of shares), spin-off or split of the Company, or any other form of restructuring of the Company;

Wording unchanged
(VIII) The approval of any proposal for dissolution or liquidation of the Company, appointing or replacement of its liquidator(s);	(VIII) The approval of any proposal for dissolution or liquidation of the Company, appointing or replacement of its liquidator(s);	(VIII) The approval of any proposal for dissolution or liquidation of the Company, appointing or replacement of its liquidator(s);	Wording unchanged
(IX) The approval of the accounts of the liquidator(s);	(IX) The approval of the accounts of the liquidator(s);	(IX) The approval of the accounts of the liquidator(s);	Wording unchanged
(X) The establishment of the global annual compensation of the members of any management body of the Company, including fringe benefits;	(X) The establishment of the global annual compensation of the members of any management body of the Company, including fringe benefits;	(X) The establishment of the global annual compensation of the members of any management body of the Company, including fringe benefits;	Wording unchanged
(XI) The approval or the amendment of the annual operating plan; and	(XI) The approval or the amendment of the annual operating plan; and	(XI) The approval or the amendment of the annual operating plan; and	Wording unchanged
(XII) The approval of any delisting of shares of the Company for trading on stock exchanges.	(XII) The approval of any delisting of shares of the Company for trading on stock exchanges.	(XII) The approval of any delisting of shares of the Company for trading on stock exchanges.	Wording unchanged
ARTICLE 14 - The Board of Directors shall have a Chairman and a Vice-Chairman, both appointed by the Shareholders' Meeting.	ARTICLE 14 - The Board of Directors shall have 1 (one) Chairman and up to 2 (two) Co-Vice-Chairmen, both appointed by the Shareholders' Meeting.	ARTICLE 14 - The Board of Directors shall have 1 (one) Chairman and up to 2 (two) Co-Vice-Chairmen, both appointed by the Shareholders' Meeting.	Wording adjustment to match with the creation of both positions of Co-Vice-Chairmen of the Board of Directors.
First Paragraph - The positions of Chairman of the Board of Director and of President-Director or Chief Executive Officer of the Company cannot be accumulated by one and the same person.	First Paragraph - The positions of Chairman of the Board of Director and of President-Director or Chief Executive Officer of the Company cannot be accumulated by one and the same person.	First Paragraph - The positions of Chairman of the Board of Director and of President-Director or Chief Executive Officer of the Company cannot be accumulated by one and the same person.	Wording unchanged

Second Paragraph - In the event of absence or impediment of the Chairman of the Board of Directors, he shall be replaced by the Vice-Chairman of the Board of Directors. In the event of vacancy of the Chairman position, the Vice-Chairman shall automatically take such position and call a Shareholders’ Meeting within fifteen (15) days from the date of said vacancy, for the appointment of a new Chairman of the Board of Directors on a permanent basis, until the end of the relevant term of office.

Second Paragraph - In the event of vacancy or impediment of the Chairman of the Board of Directors, the Co-Vice-Chairman with the highest number of consecutive terms in the Company shall automatically take such position, remaining in office until the end of the respective term or, in the event of the convening of a General Meeting for the appointment of a new Chairman, until its respective investiture and call a Shareholders’ Meeting within fifteen (15) days from the date of said vacancy, for the appointment of a new Chairman of the Board of Directors on a permanent basis, until his respective investiture.

Second Paragraph - In the event of  vacancy or impediment of the Chairman of the Board of Directors, the Co-Vice-Chairman with the highest number of consecutive terms in the Company shall automatically take such position, remaining in office until the end of the respective term or, in the event of the convening of a General Meeting for the appointment of a new Chairman, until its respective investiture his respective investiture.

Wording adjustment to match with the creation of both positions of Co-Vice-Chairmen of the Board of Directors. The Chairman’s absence hypothesis is provided for in the new Fourth Paragraph of this article.

No prior correspondent.

Third Paragraph - In the event of vacancy or impediment of any of Co-Vice-Chairman, such position shall remain vacant until the General Meeting that decides on the appointment of a new Co-Vice-Chairman of the Board of Directors.

Third Paragraph - In the event of vacancy or impediment of any of Co-Vice-Chairman, such position shall remain vacant until the General Meeting that decides on the appointment of a new Co-Vice-Chairman of the Board of Directors.

Wording inclusion to match with the creation of both positions of Co-Vice-Chairmen of the Board of Directors.
No prior correspondent.

Fourth Paragraph – In the event of absence of the Chairman, the board of Directors’ meetings shall be chaired, alternatively and successively, by the Co-Vice-Chairmen, starting such rotation with the Co-Vice-Chairman with the greater number of successive terms in the Company.

Fourth Paragraph – In the event of absence of the Chairman, the board of Directors’ meetings shall be chaired, alternatively and successively, by the Co-Vice-Chairmen, starting such rotation with the Co-Vice-Chairman with the greater number of successive terms in the Company.

Wording inclusion to match with the creation of both positions of Co-Vice-Chairmen of the Board of Directors, with the creation of the rotation rule to chair meetings.

ARTICLE 15 - The Board of Directors shall ordinarily meet at least six times every year, to review the financial and other results of the Company and to review and follow-up of the annual operating plan, and shall extraordinarily meet whenever necessary.

ARTICLE 15 - The Board of Directors shall ordinarily meet at least six times every year, to review the financial and other results of the Company and to review and follow-up of the annual operating plan, and shall extraordinarily meet whenever necessary.

ARTICLE 15 - The Board of Directors shall ordinarily meet at least six times every year, to review the financial and other results of the Company and to review and follow-up of the annual operating plan, and shall extraordinarily meet whenever necessary.

Wording unchanged
First Paragraph - The Chairman shall call the meetings of the Board of Directors, by his or her initiative or at the written request of any Director.	First Paragraph - The Chairman, or, in his absence, any of the Co-Vice-Chairmen, shall call the meetings of the Board of Directors, by his or her initiative or at the written request of any Director.	First Paragraph - The Chairman, or, in his absence, any of the Co-Vice-Chairmen, shall call the meetings of the Board of Directors, by his or her initiative or at the written request of any Director.	Wording adjustment to provide for the possibility of call to order Board of Directors’ meeting by any of the Co-Vice-Chairmen in the event of absence of the Chairman.

Second Paragraph - The calls for the meetings of the Board of Directors shall be made by electronic means, facsimile or letter, with at least seven (7) days in advance, including the agenda of the meeting and specifying the place and date to be held on first call and, as the case may be, on second call. Any proposal of resolutions and all necessary documentation related thereto shall be at the Board of Directors disposal. The meetings shall be held regardless the respective call notice in case of attendance of all Directors in office at such time, or by the prior written consent of the absents Directors.

Second Paragraph - The calls for the meetings of the Board of Directors shall be made by electronic means, facsimile or letter, with at least seven (7) days in advance, including the agenda of the meeting and specifying the place and date to be held on first call and, as the case may be, on second call. Any proposal of resolutions and all necessary documentation related thereto shall be at the Board of Directors disposal. The meetings shall be held regardless the respective call notice in case of attendance of all Directors in office at such time, or by the prior written consent of the absents Directors.

Second Paragraph - The calls for the meetings of the Board of Directors shall be made by electronic means, facsimile or letter, with at least seven (7) days in advance, including the agenda of the meeting and specifying the place and date to be held on first call and, as the case may be, on second call. Any proposal of resolutions and all necessary documentation related thereto shall be at the Board of Directors disposal. The meetings shall be held regardless the respective call notice in case of attendance of all Directors in office at such time, or by the prior written consent of the absents Directors.

Wording unchanged

Third Paragraph - The presence of at least half of the Board of Directors members shall be required for the installation of a meeting of the Board of Directors on first call, and the presence of any number of the members of the Board of Directors shall be required for the installation of a meeting on second call. For purposes of the quorum required in this Paragraph, it shall include the members represented as authorized by these Bylaws.

Third Paragraph - The presence of at least half of the Board of Directors members shall be required for the installation of a meeting of the Board of Directors on first call, and the presence of any number of the members of the Board of Directors shall be required for the installation of a meeting on second call. For purposes of the quorum required in this Paragraph, it shall include the members represented as authorized by these Bylaws.

Third Paragraph - The presence of at least half of the Board of Directors members shall be required for the installation of a meeting of the Board of Directors on first call, and the presence of any number of the members of the Board of Directors shall be required for the installation of a meeting on second call. For purposes of the quorum required in this Paragraph, it shall include the members represented as authorized by these Bylaws.

Wording unchanged
ARTICLE 16 - The Board of Directors meetings shall be presided by its Chairman, or in his absence, he shall be replaced by the Vice-Chairman of the Board of Directors.

ARTICLE 16 - The Board of Directors meetings shall be presided by its Chairman, or in his absence, he shall be replaced by any of the Co-Vice-Chairmen of the Board of Directors, in accordance to the alternation rule set forth in §4 of Article 14.

ARTICLE 16 - The Board of Directors meetings shall be presided by its Chairman, or in his absence, he shall be replaced by any of the Co-Vice-Chairmen of the Board of Directors, in accordance to the alternation rule set forth in §4 of Article 14.

Wording adjustment

First Paragraph - The resolutions of the Board of Directors shall be taken by majority of votes cast by its members. Board members may partake of the meetings of the Board of Directors through e-conferencing, through video-conferencing or through any other means of electronic communications allowing the identification of the director and simultaneous communication with all the other ones attending the meeting. In this case, directors will be considered as present to the meeting and shall execute the corresponding minutes of such meeting afterwards.

First Paragraph – The resolutions of the Board of Directors shall be taken by majority of votes cast by its members. Board members may partake of the meetings of the Board of Directors through e-conferencing, through video-conferencing or through any other means of electronic communications allowing the identification of the director and simultaneous communication with all the other ones attending the meeting. In this case, directors will be considered as present to the meeting and shall execute the corresponding minutes of such meeting afterwards.

First Paragraph – The resolutions of the Board of Directors shall be taken by majority of votes cast by its members. Board members may partake of the meetings of the Board of Directors through e-conferencing, through video-conferencing or through any other means of electronic communications allowing the identification of the director and simultaneous communication with all the other ones attending the meeting. In this case, directors will be considered as present to the meeting and shall execute the corresponding minutes of such meeting afterwards.

Wording unchanged

Second Paragraph- In case of absence or temporary impediment of any member of the Board of Directors, the absent member may appoint, in writing, from among the other members of the Board of Directors, his or her substitute. In this case, the member who is replacing the temporarily absent or impeded member, in addition to his own vote, shall cast the vote of the replaced member.

Second Paragraph- In case of absence or temporary impediment of any member of the Board of Directors, the absent member may appoint, in writing, from among the other members of the Board of Directors, his or her substitute. In this case, the member who is replacing the temporarily absent or impeded member, in addition to his own vote, shall cast the vote of the replaced member.

Second Paragraph- In case of absence or temporary impediment of any member of the Board of Directors, the absent member may appoint, in writing, from among the other members of the Board of Directors, his or her substitute. In this case, the member who is replacing the temporarily absent or impeded member, in addition to his own vote, shall cast the vote of the replaced member.

Wording unchanged

ARTICLE 19 - The Company shall have as support body to the Board of Directors an Audit Committee composed of at least three (3) and no more than five (5) members, of which two (2), at least, shall be external and independent members (“External Members”), subject to the provisions of Article 21 and the Chapter V of these Bylaws.

ARTICLE 19 - The Company shall have as support body to the Board of Directors an Audit Committee composed of at least three (3) and no more than five (5) members, subject to the provisions of Article 21 and the Chapter V of these Bylaws.

ARTICLE 19 - The Company shall have as support body to the Board of Directors an Audit Committee composed of at least three (3) and no more than five (5) members, subject to the provisions of Article 21 and the Chapter V of these Bylaws.

Exclusion of the requirement of a majority of external members in the Audit Committee, preserving the independence of such Committee in relation to the Board of Directors, since it is not necessary to define the concept of independence of external members, as the CVM Instruction 308, already does it

First Paragraph - The members of the Audit Committee shall be elected by the Board of Directors and meet all the applicable independency requirements as set forth in the rules of the Securities and Exchange Commission.

Sole Paragraph - The members of the Audit Committee shall be elected by the Board of Directors and meet all the applicable independency requirements as set forth in the rules of the Securities and Exchange Commission.

Sole Paragraph - The members of the Audit Committee shall be elected by the Board of Directors and meet all the applicable independency requirements as set forth in the rules of the Securities and Exchange Commission.

Wording adjustment
Second Paragraph - The External Members of the Audit Committee shall fulfill the following prerequisites:	Exclusion of the Second Paragraph

Exclusion of the requirement of a majority of external members in the Audit Committee, preserving the independence of such Committee in relation to the Board of Directors, since it is not necessary to define the concept of independence of external members, as the CVM Instruction 308, already does it.

(a) not be a member of the Board of Directors of the Company or of its controlled companies; and	Exclusion of item (a)
(b) have knowledge or experience in auditing, controls, accounting, taxation or the rules applicable to publicly-held companies, as concerns the adequate preparation of their financial statements.	Exclusion of item (b)

Consolidated Company’s Bylaws

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

CNPJ/MF (Corporate Taxpayers’ Registry with the Treasury Department) nº 47.508.411/0001-56

NIRE (Company Registration with the State Registry of Commerce) n° 35.300.089.901

Authorized-Capital Publicly-Held Company

CHAPTER I - NAME, HEAD OFFICE, PURPOSE AND DURATION

ARTICLE 1 - COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Company”) is a publicly held company with head offices and jurisdiction at Av. Brigadeiro Luís Antonio, 3142, in the City of São Paulo, Federative Republic of Brazil, hereinafter governed by these Bylaws, by Law 6404 dated December 15th, 1976, as amended, and other applicable legal provisions.

Sole Paragraph – Upon the Company’s admission to the special listing segment named Level 1 of Corporate Governance of the BM&FBOVESPA S.A. – the BM&F BOVESPA Commodities and Futures Exchange (“BM&FBOVESPA”), the Company, its shareholders, Managers and members of the Fiscal Council, when installed, subject themselves to the provisions of the Level 1 Listing Rules on Corporate Governance issued by BM&FBOVESPA (“Level 1 Rules”).

ARTICLE 2 - The corporate purpose of the Company is the sale of manufactured, semi- manufactured or raw products, both Brazilian and foreign, of any type or species, nature or quality, provided that the sale of such products is not prohibited by law.

First Paragraph - The Company may also engage in the following activities:

a) manufacture, processing, handling, transformation, exportation, importation and representation of food or non-food products either on its own or through third parties;

b) international trade, including that involving coffee;

c) importation, distribution and sale of cosmetic products for hygienic or make-up purposes, toiletries, sanitary and related products and food supplements;

d) sale of drugs and medicines, pharmaceutical and homeopathic specialties, chemical products, accessories, dental care equipment, tools and equipment for surgery, production of chemical products and pharmaceutical specialties, with the possibility that such activities of the Company are specialized as Drugstore, Allopathic Drugstore, Homeopathic Drugstore or Manipulation Drugstore of each specialty;

e) sale of oil products, filling up of fuels of any kind, rendering of technical assistance services, garage, repair, washing, lubrication, sale of accessories and other similar services, of any vehicles;

f) sale of products, drugs and general veterinary medicines; veterinary consultation, clinic and hospital and pet shop with bath and shearing service;

g) rental of any recorded media;

h) provision of photo, film and similar studio services;

i) execution and administration of real estate transactions, purchasing, promoting subdivisions and incorporations, leasing and selling real estate properties on the Company’s own behalf as well as for third parties;

j) acting as distributor, agent and representative of merchants and industrial concerns established in Brazil or abroad and, in such capacity, for consignors or on its own behalf acquiring, retaining, possessing and carrying out any operations and transactions in its own interests or on behalf of such consignors;

k) provision of data processing services;

l) building and construction services of all kinds, either on its own behalf or for third parties, purchase and sale of construction materials and installation and maintenance of air conditioning systems, cargo loaders and freight elevators;

m) use of sanitary products and related products;

n) general municipal, state and interstate ground freight transportation for its own products and those of third parties, including warehousing, depositing, loading, unloading, packaging and guarding any such products, and subcontracting the services contemplated in this item;

o) communication services, general advertising and marketing, including for bars, cafes and restaurants, which may extend to other compatible or connected areas, subject to any legal restrictions;

p) purchase, sale and distribution of books, magazines, newspapers, periodicals and similar products;

q) performance of studies, analysis, planning and markets research;

r) performance of market test for the launching of new products, packing and labels;

s) creation of strategies and analysis of “sales behavior in specific sectors”, of special promotions and advertising;

t) provision of management services of food, meal, drugstore, fuel and transportation vouchers/cards and other cards resulting from the activities related to its corporate purpose; and

u) lease and sublease of its own or third-party furnishings;

v) provision of management services;

w) representation of other companies, both Brazilian and foreign, and participation as a partner or shareholder in the capital stock of other companies irrespective of their form or object of same, and in commercial enterprises of any nature;

x) agency, brokerage or intermediation of coupons and tickets;

y) services related to billing, receipts or payments, of coupons, bills or booklets, rates, taxes and for third parties, including those made by electronic means or by automatic teller machines; supply of charging position, receipt or payment; issuing of booklets,  forms of compensation, printed and documents in general;

z) provision of services in connection with parking lot, stay and the safeguard of vehicles;

aa) import of beverages, wines and vinegars;

bb) sale of seeds and deedlings;

cc) trade of telecommunications products; and

dd) importation, distribution and commercialization of toys, metallic pans, domestic stairs, baby strollers, party articles, school articles, tires, household appliances, bikes, monoblock plastic chairs and lamps.

Second Paragraph - The Company may provide guarantees or collateral for business transactions of its interest, although it must not do so merely as a favor.

ARTICLE 3 - The Company’s term of duration shall be indefinite.

CHAPTER II - CAPITAL STOCK AND SHARES

ARTICLE 4 - The Company Capital is R$ 6.822.494.376,45 (six billion, eight hundred twenty-two million, four hundred ninety-four thousand, three hundred seventy-six Brazilian Reais and forty-five cents), fully paid in and divided into 266.586.960 (two hundred sixty-six million, five hundred eighty-six thousand, nine hundred sixty) shares with no par value, of which 99.679.851 (ninety-nine million, six hundred seventy-nine thousand, eight hundred fifty-one) are common shares and 166.907.109 (one hundred sixty-six million, nine hundred seven thousand, one hundred nine) are preferred shares.

First Paragraph - The shares of capital stock are indivisible in relation to the Company and each common share entitles its holder to one vote at the General Shareholders' Meetings.

Second Paragraph - The shares shall be recorded in book-entry systems and be kept in deposit accounts on behalf of their holders with the authorized financial institution designated by the Company, without issuance of share certificates.

Third Paragraph – Shareholders can, at any time, convert common shares into preferred shares, since they are paid-up and observing the limit of article 5 below. Conversion requests should be sent in writing to the Executive Board. Conversion requests received by the Executive Board should be ratified on the first Board of Directors’ meeting, since the conditions above are complied with.

Fourth Paragraph – The cost of the service of transferring the ownership of the book-entry shares charged by the depositary financial institution may be passed on to the shareholder, pursuant to the third paragraph of Article 35 of Law No. 6,404 dated 12/15/76, subject to the maximum limits established by the Brazilian Securities Exchange Commission ("Comissão de Valores Mobiliários", or “CVM”).

ARTICLE 5 - The Company is entitled to issue new shares without maintaining proportion between types and/or classes of the existing shares, provided that the number of preferred shares shall not exceed the limit of two thirds (2/3) of the total issued shares.

First Paragraph - The preferred shares shall be entitled to the following privileges and preferences:

a) priority in the reimbursement of capital, in an amount calculated by dividing the Capital Stock by the number of outstanding shares, without premium, in the event of liquidation of the Company;

b) priority in the receipt of a minimum annual dividend in the amount of eight cents of Real (R$ 0.08) per one (1) preferred share, on a non-cumulative basis;

c) participation under equal conditions as the common shares in the distribution of bonus shares resulting from capitalization of reserves or retained earnings; and

d) participation in the receipt of dividend as set forth in Article 36, IV, item "c" of these Bylaws, which shall be distributed for the common and preferred shares so as to for each preferred share shall be ascribed a dividend ten percent (10%) higher than the dividend assigned to each common share, pursuant to the provisions of Article 17, first paragraph, of Law No. 6,404/76, as amended by Law No. 10,303/01, including, for purposes of such calculation, in the sum of the total amount of dividends paid to the preferred shares, the amount paid as minimum dividend set forth in item "b" of this First Paragraph.

Second Paragraph - The preferred shares shall have no voting rights.

Third Paragraph - The preferred shares shall acquire voting rights in the event that the Company fails to pay the minimum or fixed dividends to which they are entitled according to these Bylaws for a period of three (3) consecutive fiscal years, according to the provisions of first paragraph of Article 111 of Law No. 6,404/76. These voting rights will cease upon the payment of such minimum or fixed dividends.

ARTICLE 6 - The Company is authorized to increase its Capital Stock by resolution of the Board of Directors without the need to amendment the Company bylaws, up to the limit of four hundred million (400,000,000) shares, through issuance of new common or preferred shares, with due regard to the limit established in article 5 above.

First Paragraph - The limit of the Company’s authorized capital shall only be modified by decision of a General Shareholders Meeting.

Second Paragraph - Within the limit of the authorized capital and in accordance with the plan approved by the General Shareholders Meeting, the Company may grant stock options to the members of its management bodies or employees, or to individuals providing services to the Company.

ARTICLE 7 - The issuance of shares, subscription bonuses or debentures convertible into shares, may be approved by the Board of Directors, with the exclusion or reduction of the term for the exercise of preemptive rights, as provided in Article 172 of Law No. 6,404/76.

Sole Paragraph - Except for the provision set out in the heading of this article, the shareholders shall be entitled to preemptive rights, in proportion to their respective equity interests, in the subscription of any Company’s capital increases, with the exercise of such right being governed by the legislation applicable thereto.

CHAPTER III - GENERAL SHAREHOLDERS’ MEETING

ARTICLE 8 - The General Meeting is the meeting of the shareholders, which shareholders may attend in person or appoint and constitute their representatives under the provisions of the Law, in order to resolve on matters of the interest of the Company.

ARTICLE 9 - The General Shareholders' Meeting shall be called, incepted and chaired by the Board of Directors Chairman, in his absence, by any of the Board of Directors Co-Vice-Chairmen or, in his absence, by an Officer appointed by the Board of Directors Chairman and shall have the following attributions:

I. the amendment to the Company's Bylaws;

II. the appointment and removal of members of the Company's Board of Directors at any time;

III. the appointment and removal of the Chairman and the Co-Vice-Chairmen of the Company's Board of Directors;

IV. the approval, annually, of the accounts and financial statements of the Company´s management, prepared by them;

V. the approval of any issuance of common or preferred shares up to the limit of the authorized capital, as provided in Article 6 above and any bonuses, debentures convertible into its shares or with secured guarantee or securities or other rights or interests which are convertible or exchangeable into or exercisable for its shares, or any other options, warrants, rights, contracts or commitments of any character pursuant to which the Company is or may be bound to issue, transfer, sell, repurchase or otherwise acquire any shares and the terms and conditions of subscription and payment;

VI. the approval of any appraisals of assets, which the shareholders may contribute for the formation of the Company's capital;

VII. the approval of any proposal for change the corporate form, amalgamation, merger (including absorption of shares), spin-off or split of the Company, or any other form of restructuring of the Company;

VIII. the approval of any proposal for dissolution or liquidation of the Company, appointing or replacement of its liquidator(s);

IX. the approval of the accounts of the liquidator(s);

X. the establishment of the global annual compensation of the members of any management body of the Company, including fringe benefits;

XI. the approval or the amendment of the annual operating plan; and

XII. the approval of any delisting of shares of the Company for trading on stock exchanges.

ARTICLE 10 - Any resolution of the General Shareholders’ Meeting shall be taken by the approval of shareholders representing at least the absolute majority of the present shareholders entitled to vote, except if qualified quorum is required by law.

ARTICLE 11 – The Annual Shareholders’ Meeting shall have the attributions set forth in the law and shall take place during the first four months following the end of each fiscal year.

Sole Paragraph - Whenever necessary, the General Shareholders’ Meeting may be installed extraordinarily, and may be carried out subsequently with the Annual Shareholders’ Meeting.

CHAPTER IV - MANAGEMENT

ARTICLE 12 - The Company shall be managed by a Board of Directors and an Executive Board.

First Paragraph - The term of office of the members of the Board of Directors and the Executive Board shall be up to two (2) years, reelection being permitted.

Second Paragraph - The Directors and the Executive Board shall take office by signing their oaths in the Minutes Book of the Board of Directors or of the Executive Board, as the case may be. The investiture of the members of the Board of Directors and the Board shall be conditioned on prior execution of the Statement of Consent of the Managers under the terms of the provision in the Level 1 Rules, as well as compliance with the applicable legal requirements.

Third Paragraph - The term of office of the Directors and Executive Officers shall be extended until their respective successors take office.

Fourth Paragraph - The minutes of the meetings of the Board of Directors and of the Executive Board shall be record in the proper book, which shall be signed by the present Directors and Executive Officers, as the case may be.

Section I

Board of Directors

ARTICLE 13 - The Board of Directors shall consist of at least three (3) and no more than twelve (12) members, elected and removed by the General Shareholders' Meeting.

Sole Paragraph - In the event of permanent vacancy of a Director´s office, the Board of Directors shall elect a substitute to fulfill such position permanently, until the end of the relevant term in office. In the event of simultaneous vacancy of the majority of the positions, General Shareholders’ Meeting shall be called in order to proceed with a new election.

ARTICLE 14 - The Board of Directors shall have 1 (one) Chairman and up to 2 (two) Co-Vice-Chairmen, both appointed by the Shareholders' Meeting.

First Paragraph – The positions of Chairman of the Board of Director and of President-Director or Chief Executive Officer of the Company cannot be accumulated by one and the same person.

Second Paragraph - In the event of vacancy or impediment of the Chairman of the Board of Directors, the Co-Vice-Chairman with the highest number of consecutive terms in the Company shall automatically take such position, remaining in office until the end of the respective term or, in the event of the convening of a General Meeting for the appointment of a new Chairman, until its respective investiture his respective investiture.

Third Paragraph - In the event of vacancy or impediment of any of Co-Vice-Chairman, such position shall remain vacant until the General Meeting that decides on the appointment of a new Co-Vice-Chairman of the Board of Directors.

Fourth Paragraph – In the event of absence of the Chairman, the board of Directors’ meetings shall be chaired, alternatively and successively, by the Co-Vice-Chairmen, starting such rotation with the Co-Vice-Chairman with the greater number of successive terms in the Company.

ARTICLE 15 - The Board of Directors shall ordinarily meet at least six times every year, to review the financial and other results of the Company and to review and follow-up of the annual operating plan, and shall extraordinarily meet whenever necessary.

First Paragraph - The Chairman, or, in his absence, any of the Co-Vice-Chairmen, shall call the meetings of the Board of Directors, by his or her initiative or at the written request of any Director.

Second Paragraph – The calls for the meetings of the Board of Directors shall be made by electronic means, facsimile or letter, with at least seven (7) days in advance, including the agenda of the meeting and specifying the place and date to be held on first call and, as the case may be, on second call. Any proposal of resolutions and all necessary documentation related thereto shall be at the Board of Directors disposal. The meetings shall be held regardless the respective call notice in case of attendance of all Directors in office at such time, or by the prior written consent of the absents Directors.

Third Paragraph – The presence of at least half of the Board of Directors members shall be required for the installation of a meeting of the Board of Directors on first call, and the presence of any number of the members of the Board of Directors shall be required for the installation of a meeting on second call. For purposes of the quorum required in this Paragraph, it shall include the members represented as authorized by these Bylaws.

ARTICLE 16 - The Board of Directors meetings shall be presided by its Chairman, or in his absence, he shall be replaced by any of the Co-Vice-Chairmen of the Board of Directors, in accordance to the alternation rule set forth in §4 of Article 14.

First Paragraph – The resolutions of the Board of Directors shall be taken by majority of votes cast by its members. Board members may partake of the meetings of the Board of Directors through e-conferencing, through video-conferencing or through any other means of electronic communications allowing the identification of the director and simultaneous communication with all the other ones attending the meeting. In this case, directors will be considered as present to the meeting and shall execute the corresponding minutes of such meeting afterwards.

Second Paragraph – In case of absence or temporary impediment of any member of the Board of Directors, the absent member may appoint, in writing, from among the other members of the Board of Directors, his or her substitute. In this case, the member who is replacing the temporarily absent or impeded member, in addition to his own vote, shall cast the vote of the replaced member.

ARTICLE 17 - The Board of Directors shall approve its Internal Regulations and appoint an Executive Secretary, who shall perform the duties defined in the Internal Regulations, as well as issue certificates and confirm, to third parties, the authenticity of resolutions taken by the Board of Directors.

ARTICLE 18 - In addition to the powers provided for in the applicable law, the Board of Directors shall have the powers to:

a) set forth the general guidelines of the Company's business;

b) appoint and remove the Executive Officers of the Company, establishing their duties and titles;

c) supervise action of the Executive Officers of the Company, examine, at any time, the records and books of the Company, request information on agreements executed or to be executed and on any other acts or matters;

d) call the General Shareholders' Meeting;

e) issue an opinion on the report of the management, the accounts of the Executive Board and the financial statements of the Company;

f) approve the issuance of shares of any type or class up to the limit of the authorized capital and establish the respective price and payment conditions;

g) appoint and remove the independent public accountants, observed the Audit Committee’s recommendation;

h) issue an opinion on any and all proposals of the Executive Board to be submitted to the General Shareholders’ Meetings;

i) authorize the acquisition of shares of the Company for purposes of cancellation or maintenance in treasury;

j) develop, jointly with the Executive Board, and approve a profit sharing and additional benefits program for the members of the management bodies and for the employees of the Company (Profit Sharing Program);

k) define the share of Company's profits to be allocated to the Profit Sharing Program in due compliance with the applicable legal provisions, these Bylaws and the Profit Sharing Program in effect at such time. The amounts expensed or accrued in each fiscal year by way of profit sharing in addition to granting option to purchase Company’s stock shall be limited up to fifteen per cent (15%) of the profit recorded in each fiscal year after the pertinent deductions have been effected in accordance with Article 189 of Law No. 6404/76;

l) set forth the number of shares to be issued under the stock option plan previously approved by the General Shareholders Meeting, provided that the limit established in item "l" above is duly observed;

m) set up Committees, that shall be responsible for making proposals or recommendations and giving their opinions to the Board of Directors and set forth its respective attributions, in accordance with the provisions of these Bylaws ;

n) approve the acquisition, sale, disposal or creation of any lien on any asset, including any real estate, of the Company or any other investments made by the Company in an individual amount or cumulated over a fiscal year in excess of the amount in Reais equivalent to twenty million U.S. Dollars (US$20,000,000.00) or in excess of an amount equal to one percent (1%) of the net worth of the Company as determined in its latest annual balance sheet or quarterly financial statements, whichever is greater;

o) approve any financial arrangement involving the Company, including the lending or borrowing of funds and the issuance of non-convertible and unsecured debentures, in excess of an individual amount equivalent to one half (0.5) of EBITDA of the preceding twelve (12) months; and

p) approve the joint venture of the Company with third parties involving an individual investment or cumulated over a fiscal year. in excess of the amount in Reais equivalent to US$20,000,000.00 (twenty million U.S. Dollars) or in excess of an amount equal to one percent (1%) of the net worth of the Company as determined in its latest annual balance sheet or quarterly financial statements, whichever is greater;

First Paragraph - In case a resolution to be taken by the corporate bodies of companies controlled by the Company or companies of which the Company elect its directors or executive officers, the Board of Directors shall instruct the vote to be cast by the members elected or appointed by the Company to those corporate bodies if the matter of such resolution refers to the items (n), (o) and (p) of this Article, being the parameters referred therein calculated in accordance with the latest annual balance sheet or quarterly financial statements of such controlled or invested companies.

q) the approval of any change in the Company's dividend policy;

Second Paragraph - The Board of Directors shall approve a policy for related party transactions and may establish limits, authority and specific procedures for the approval of such transactions.

Section II
Management’s Auxiliary Bodies

ARTICLE 19 - The Company shall have as support body to the Board of Directors an Audit Committee composed of at least three (3) and no more than five (5) members,

subject to the provisions of Article 21 and the Chapter V of these Bylaws.

Sole Paragraph - The members of the Audit Committee shall be elected by the Board of Directors and meet all the applicable independency requirements as set forth in the rules of the Securities and Exchange Commission.

ARTICLE 20 – The members of the Audit Committee shall be elected by the Board of Directors for a term of office of two (2) years, with reelection being permitted for successive terms.

First Paragraph - During their term of office, the members of the Audit Committee may not be replaced except for the following reasons:

a) death or resignation;

b) unjustified absence from three (3) consecutive meetings or six (6) alternate meetings per year; or

c) a substantiated decision of the Board of Directors.

Second Paragraph - In the event of a vacancy in the Audit Committee, the Board of Directors shall elect a person to complete the term of office of the replaced member.

Third Paragraph -The Audit Committee shall:

a) propose to the Board of Directors the nomination of the independent auditors as well as their replacement;

b) review the management report and the financial statements of the Company and of its controlled companies, and provide the recommendations it deems necessary to the Board of Directors;

c) Review the quarterly financial information and the periodic financial statements prepared by the Company;

d) assess the effectiveness and sufficiency of the internal control structure and of the internal and independent audit processes of the Company and of its controlled companies, including in relation to the provisions set forth in the Sarbanes-Oxley Act, submitting the recommendations it deems necessary for the improvement of policies, practices and procedures;

e) provide its opinion, upon request of the Board of Directors, with respect to the proposals of the management bodies, to be submitted to the Shareholders’ Meetings, relating to changes to the capital stock, issuance of debentures or warrants, capital budgets, dividend distribution, transformation, merger, amalgamation or spin-off; and

f) provide its opinion on the matters submitted to it by the Board of Directors, as well as on those matters it determines to be relevant.

ARTICLE 21 – In the event the Fiscal Council is established as set forth in Law 6,404/76 and in Chapter V below, the Audit Committee shall maintain its functions, subject to the powers granted to the Fiscal Council by law.

ARTICLE 22 – The Board of Directors may constitute other Committees and decides their composition, which shall have the function of receiving and analyzing information, elaborating proposals or making recommendations to the Board of Directors, in their specific areas, in accordance with their internal regulations to be approved by the Board of Directors.

Sole Paragraph - The members of the Committees created by the Board of Directors shall have the same duties and liabilities as the managers.

Section III - Executive Board

ARTICLE 23 - The Executive Board shall be composed of at least two (2) and no more than fourteen (14) members, shareholders or not, resident in Brazil, appointed and removed by the Board of Directors, being necessarily appointed one (1) as the Chief Executive Officer, one (1) Investor Relations Executive Officer and the others Vice Chief Executive Officers and Officers.

ARTICLE 24 - The Executive Officers shall be in charge of the general duties set forth in these bylaws and those establish by the Board of Directors and shall keep mutual cooperation among themselves and assist each other in the performance of their duties and functions.

First Paragraph – The duties and titles of each Executive Officer shall be established by the Board of Directors.

Second Paragraph - In the event of absences, occasional impairments and vacancy, the Executive Officers shall be replaced in the following manner:

a) in the event of absences and occasional impairments of the CEO, he shall be replaced by other Executive Officer indicated by him and in the event of permanent vacancy, the Board of Directors shall appoint the CEO’s substitute within thirty (30) days, who shall complete the term of office of the CEO;

b) in the event of absences and occasional impairments of the remaining Executive Officers, they shall be replaced by the CEO and, in the event of permanent vacancy, the Board of Directors shall appoint the Executive Officer’s substitute within fifteen (15) days, who shall complete the term of office of the substituted Executive Officer.

ARTICLE 25 - The Executive Board shall meet upon call of its CEO or of half of its Executive Officers in office.

Sole Paragraph - The minimum quorum required for the installation of a meeting of the Executive Board is the presence of at least one-third (1/3) of the Executive Officers in office at such time. The resolutions of the Executive Board shall be approved by the majority of the votes. In the event of a tie in connection of any matter subject to the Executive Officers approval, such matter shall be submitted to the Board of Directors.

ARTICLE 26 - In addition to the duties that may be attributed to the Executive Board by the General Shareholders’ Meeting and by the Board of Directors, and without prejudice to the other legal duties, the Executive Board shall have the power to:

I - manage the Company’s business and ensure compliance with these bylaws;

II – ensure that the Company’s purpose is duly performed;

III - approve all plans, programs and general rules of operation, management and control for the development of the Company, in accordance with the guidelines determined by the Board of Directors;

IV - prepare and submit to the Annual Shareholders’ Meeting a report on the corporate business activities, including the balance sheet and financial statements required by law for each fiscal year, as well as the respective opinions of the Fiscal Council, as the case may be;

V – guide all Company's activities under the guidelines set forth by the Board of Directors and appropriate to the fulfillment of its purposes;

VI – suggest investment and operating plans or programs to the Board of Directors;

VII - authorize the opening and closing of branches, agencies or depots and/or institute delegations, offices and representations in any location of the national territory or abroad;

VIII – render an opinion on any matter to be submitted to the Board of Directors approval; and

IX - develop and carry out, jointly with the Board of Directors, the Employee Profit Sharing Program.

ARTICLE 27 – The Chief Executive Officer, in particular, is entitled to:

a) plan, coordinate, conduct and manage all Company’s activities, as well as perform all executive and decision-making functions;

b) carry out the overall supervision of all Company’s activities, coordinating and guiding the other Executive Officers’ activities;

c) call and install the meetings of the Executive Board;

d) coordinate and conduct the process of approval of the annual/multi-annual budget and of the investment and expansion plans together with the Board of Directors; and

e) suggest functions and respective candidates for the Executive Officers positions of the Company and submit such suggestion to the Board of Directors approval.

ARTICLE 28 - It is incumbent upon the Executive Officers to assist and support the CEO in the administration of the Company, in accordance with duties determined by the Board of Directors and perform all acts necessary for the regular Company’s activities, as long as these acts have been duly authorized by the Board of Directors.

ARTICLE 29 - The Executive Officers shall represent the Company actively and passively, in court and outside courts and before third parties, performing and signing all acts that result in obligations to the Company.

First Paragraph – For the granting of powers-of-attorney, the Company shall be represented by two (2) Executive Officers, acting jointly, and all powers-of-attorney shall a validity term, except for powers-of-attorney granted for judicial purposes, in addition to the description of the powers granted which may cover any and all acts, including those related to banking operations;

Second Paragraph - In case of acts that entail any kind of acquisition, sale, disposal or creation of any lien on any Company’s asset, including any real estate, as well as, for the granting of powers-of-attorney for the practice of such acts, the Company is required to be represented jointly by three (3) Executive Officers of whom one must always be the CEO and the others Executive Officers to be appointed by the Board of Directors.

Third Paragraph - The Company shall be considered duly represented:

a) jointly by two Executive Officers;

b) jointly by one Executive Officer to be appointed by the Board of Directors, and an attorney-in-fact, when so determined by the respective power-of-attorney and in accordance with the powers contained therein;

c) jointly by two attorneys-in-fact, when so determined by the respective power of attorney and in accordance with the powers contained therein;

d) solely by an attorney-in-fact or Executive Officer, in specific cases, when so determined by the respective power of attorney and in accordance with the powers contained therein.

CHAPTER V - FISCAL COUNCIL

ARTICLE 30 – The Company shall have a Fiscal Council that shall operate on a non-permanent basis, being installed by the General Meeting, as provided for by law.

First Paragraph - The members of the Fiscal Council and their alternates shall occupy their positions up to the first Annual Shareholders' Meeting held after their respective appointments, reelection permitted.

Second Paragraph – At their first meeting, the members of the Fiscal Council shall elect its Chairman, who shall be responsible for enforcing the committee’s resolutions.

Third Paragraph - The Fiscal Council may request the Company to appoint qualified personnel to provide administrative and technical support.

ARTICLE 31 - The Fiscal Council shall be composed of no less than three (3) and up to five (5) effective members and the same number of alternates, residents in the country, shareholders or not, all of them qualified in accordance with the legal provisions.

First Paragraph – In the case of absence of impediment, the members of the Fiscal Council shall be replaced by their respective alternates.

Second Paragraph - In addition to cases of death, resignation, dismissal and other cases provided for by law, the position of the member shall be considered vacant when the member of the Fiscal Council is absent, without just cause, at two (2) consecutive meetings or three (3) non-consecutive meetings in the course of the year.

Third Paragraph - In the event of vacancy of the position of Fiscal Council member, if there is no alternate member, a General Meeting will be called to elect a member for the vacant position.

ARTICLE 32 - The Fiscal Council shall have the powers and duties conferred upon it by law and the Internal Regulation of the Fiscal Council.

First Paragraph - The Fiscal Council holds quarterly general meetings and extraordinary meetings whenever necessary.

Second Paragraph - Meetings are called by the Chairman of the Fiscal Council on his own initiative or per written request of any of its members.

Third Paragraph - The resolutions of the Fiscal Council shall be made by absolute majority vote of those in attendance. In order for a meeting to be instituted, the majority of the members must be present.

Fourth Paragraph - The members of the Fiscal Council shall participate in the committee’s meetings by telephone or video conference call, or any other electronic means of communication, and shall be considered present at the meeting. Immediately after the meeting is over, the members must confirm their votes through a written declaration sent to the Chairman of the Fiscal Council by conventional mail, fax, or electronic mail. Upon receipt, the Chairman of the Fiscal Council shall be empowered to sign the minutes of the meeting on behalf of its members.

ARTICLE 33 - The compensation of the members of the Fiscal Council shall be fixed by the General Shareholders' Meeting in which they are appointed, with due observance of the legal limit.

CHAPTER VI - CORPORATE YEAR AND FINANCIAL STATEMENTS

ARTICLE 34 - The fiscal year ends on December 31 of each year, when the balance sheet and financial statements required by applicable law shall be prepared.

ARTICLE 35 - The Company may, at the discretion of the Executive Board, prepare quarterly or semi-annual balance sheets.

CHAPTER VII

PROFIT DESTINATION

ARTICLE 36 – Upon the preparation of the balance sheet, the following rules shall be observed with respect to the distribution of the profits:

I - from the profits of the fiscal year shall be deducted, before any allocation of net income, the accumulated losses and the provision of the income tax;

II - After deducting the portions described in item I above, the portion to be distributed in the form of employee profit sharing shall be deducted, as determined by the Board of Directors, in compliance with the Profit Sharing Program and under the terms and according to the limits provided in items "j" and "k" of Article 18 herein;

III - in due compliance with the terms and limits established in paragraphs of Article 152 of Law No. 6,404/76 and the limit established in item “k” of Article 18 herein, the amount corresponding to the managers in the Company’s profits shall be deducted, as determined by the Board of Directors, in compliance with the Profit Sharing Program;

IV - the remaining net profits shall have the following destination:

a) 5% (five per cent) shall be allocated to the legal reserve fund until such reserve reaches the limit of 20% (twenty per cent) of the Capital Stock;

b) amounts to the formation of the reserve for contingencies reserve, if so decided by the General Shareholders’ Meeting;

c) 25% (twenty five per cent) shall be allocated to the payment of the mandatory dividends pursuant to First Paragraph below, in accordance with the provisions contained in first and second paragraphs of Article 5 herein;

d) the profit not provisioned in the reserve described in Second Paragraph below and not allocated in accordance with the provisions of Article 196 of Law No. 6404/76 shall be distributed as additional dividends.

First Paragraph –The mandatory dividends shall be calculated and paid in accordance with the following rules:

a) the basis for calculation of the dividends payable shall be the net profit of the fiscal year, less the amounts allocated to the legal reserve and the contingency reserves and plus the amount obtained from the reversion of the reserves of contingencies formed in the previous fiscal year;

b) the payment of the dividend calculated in accordance with the provisions of the previous item may be limited to the amount of the net profit effectively realized of the fiscal year for that has ended pursuant to the law, provided that the difference is registered as reserve for profits to be realized;

c) the profits registered in the reserve for profits to be realized, when accrued and if such profits have not been absorbed by the losses in the subsequent fiscal years, shall be increased to the first declared dividends after such realization.

Second Paragraph – It is hereby created, the Reserve for Expansion, which purpose shall ensure resources for financing additional investments in fixed assets and working capital and to which shall be allocated up to 100% of the remaining profits after the deductions and destinations established in items "a", "b" and "c" of item IV above. The total amount provisioned in such reserve shall nor exceed the total amount of the Company’s Capital Stock.

Third Paragraph - If duly authorized by the Board of Directors, the Company may elect to distribute interim dividends, ad referendum by the General Shareholders’ Meeting.

Fourth Paragraph - The Company may elect to pay or credit interests as remuneration of its own capital calculated on the accounts of the net worth, in due observance of the rate and limits determined by law

ARTICLE 37 – The amount of dividends shall be placed at the shareholders disposition within a maximum term of sixty (60) days as from the date of their allotment, and may be monetarily adjusted, if so determined by the Board of Directors, subject to the applicable legal provisions.

ARTICLE 38 - The financial statements and accounts of the Company shall be audited on an annual basis by internationally recognized independent accountants.

CHAPTER VIII - LIQUIDATION

ARTICLE 39 – The Company shall be liquidated in the cases provided by law, and the General Shareholders’ Meeting shall determine the form of liquidation, appoint the liquidator and the members of the Fiscal Council, which shall operate during the liquidation, and establish their compensation.

CHAPTER IX - FINAL PROVISIONS

ARTICLE 40 – The values in U.S. Dollars mentioned herein shall be exclusively used as reference for monetary update and shall be converted into Reals using the average exchange rate for the U.S. Dollar published by the Central Bank of Brazil.

ARTICLE 41 - The cases not regulated in these bylaws shall be solved in conformity with current applicable legislation.

ARTICLE 42 - The present bylaws shall come into effect as of the date of its approval by the General Shareholders Meeting.”

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: March 28, 2018	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.